Filed Pursuant to Rule 424(b)(3)
Registration No. 333-117215

Prospectus

AMERICAN ROCK SALT COMPANY LLC

Offer to Exchange

$100,000,000 in aggregate principal amount at maturity

of its registered 9 1/2% Senior Secured Notes due 2014

for any and all of its outstanding unregistered 9 1/2% Senior Secured Notes due 2014

We are offering to exchange our 9 1/2% Senior Secured Notes due 2014, or the “exchange notes,” for our currently outstanding 9 1/2% Senior Secured Notes due 2014, or the “outstanding notes.” We refer to the outstanding notes and the exchange notes collectively in this prospectus as the “notes.”

The terms of the exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws, and will not contain restrictions on transfer or provisions relating to additional interest under certain circumstances relating to the timing of the exchange offer, and will not entitle the holders to registration rights. The exchange notes will represent the same debt as the outstanding notes and we will issue the exchange notes under the same indenture.

The exchange notes will mature on March 15, 2014. We will pay interest on the exchange notes on each March 15 and September 15, beginning September 15, 2004. The exchange notes will rank senior in right of payment to all of our existing and future subordinated indebtedness and equal in right of payment with all of our existing and future senior indebtedness. As of June 30, 2004, we had approximately $179,000 of outstanding debt ranking junior to the exchange notes, and assuming the letters of credit issued under our credit facility had been drawn upon, there would have been approximately $36.1 million of outstanding debt ranking equally with the exchange notes. As of June 30, 2004, we had approximately $26.0 million of availability under our working capital facility, of which approximately $4.1 million was eligible for borrowing. The exchange notes will be guaranteed by our future restricted subsidiaries. On or after March 15, 2009, we may redeem all or a portion of the exchange notes at a premium that will decrease over time as set forth in this prospectus, plus accrued and unpaid interest, if any. We may redeem some or all of the exchange notes at any time prior to March 15, 2009 at a make-whole redemption price. Prior to March 15, 2007, we may redeem up to 35% of the aggregate principal amount of the exchange notes at the prices set forth in this prospectus, plus accrued and unpaid interest, if any, with the net proceeds of certain equity offerings. Holders may require us to repurchase the exchange notes upon a change of control. There is no sinking fund for the exchange notes.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on October 27, 2004, unless extended.
•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.
•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.
•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer should not be a taxable event for U.S. federal income tax purposes.
•	Exchange notes will be issued in exchange for an equal principal amount at maturity of outstanding notes accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. However, the obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “The Exchange Offer—Conditions to the Exchange Offer.”
•	We will not receive any proceeds from the exchange offer.
•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market making or other trading activities must deliver a prospectus in any resale of the exchange notes.

Investing in the exchange notes involves risks. See the section entitled “Risk Factors” beginning on page 12 of this prospectus for material risks and uncertainties that you should consider.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is September 28, 2004.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities. We have agreed that, for a period of 90 days after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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PROSPECTUS SUMMARY

This summary highlights important information about this offering and our business. It does not include all information you should consider before participating in the exchange offer. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes, before you decide to participate. Unless otherwise noted, the terms “the Company,” “American Rock Salt,” “we,” “us” and “our” refer to American Rock Salt Company LLC.

Our Company

We are a producer of highway deicing rock salt in North America. We own and operate a rock salt mine located approximately 35 miles south of Rochester, New York. Our mine is strategically located in the heart of the western and central New York and Pennsylvania snow belt, with convenient on-site access to truck and rail transportation. The location of our mine and our access to interstate highway and rail transportation provide significant freight advantages in serving our target markets in western and central New York and Pennsylvania, which are consistently impacted by lake-effect snow and harsh winter weather conditions.

The construction of our mine was substantially completed in December 2001, making it the first new rock salt mine to open in the United States since 1961. As a newly constructed mine, we believe we enjoy more effective mining techniques, more efficient production processes and hence lower production costs than older mines. Our mine has a base production capacity of over 3.0 million tons per year with an incremental swing capacity (additional production achieved by adding overtime in response to favorable market conditions) of approximately 1.5 million tons per year, to achieve a total production capacity of 4.5 million tons per year.

Our principal customers are government agencies that purchase rock salt for ice control on public roadways. Our served market area encompasses New York, Pennsylvania, Ohio and eight other states. New York and Pennsylvania accounted for 76% of our sales for fiscal year 2003. As a result of our low production costs, location of our mine and logistical competitive advantages, we have steadily increased our sales within our target markets. From fiscal year 2001 to 2003, we increased our sales volume from 1.0 million tons to 3.2 million tons, and our revenues from $29.1 million to $95.5 million. This increase in sales corresponds to the increase in the production capacity of our mine—as capacity came online, our market share correspondingly increased. For fiscal 2004, we have been awarded contracts for over 26% more tonnage as compared to last year’s contract awards. Over the past seven winters, through June 30, 2004, we have, on average, sold approximately 102% of our awarded tonnage.

We have mineral rights to over 10,000 underground acres, of which more than 80% are located within a one-mile radius of our drill holes. Based solely on data extrapolated from areas within that one-mile radius, we believe that we have approximately 8,120 acres of proven salt reserves with over 56 years of remaining mineable reserves at the current production rate of 3.0 million tons per year. In addition, we operate 21 distribution centers in eight states for storage and distribution of rock salt and a fleet of approximately 1,000 rail cars. We believe that our cash flows are not materially impacted by economic cycles due to the stable end use markets for rock salt and the lack of cost effective alternatives.

Industry Overview

Over the past 30 years, the aggregate tons produced and price per ton sold in the United States highway deicing salt industry have increased by 1.6% and 4.9% per annum, respectively, resulting in a total average annual market increase of 6.5% during the period. While actual annual demand for rock salt is subject to variations in snow and ice conditions, the overriding concern for public safety on roads and highways, the absence of cost effective alternatives and the steadily increasing highway infrastructure insulate the demand for rock salt from economic cycles.

Rock salt is the principal deicing agent used in the United States due to its effectiveness, low cost and availability. It is easy to ship, handle, store and apply, and is non-toxic and relatively harmless to the environment when properly used. A suitable cost-effective alternative deicing agent does not exist at this time. For example, calcium chloride, the next most cost-efficient product for highway deicing, costs approximately five times more to purchase. Other alternatives, such as sand and other abrasives, cannot melt snow or ice, require larger quantities, more frequent application and expensive clean-up, and may even increase road safety hazards.

The deicing rock salt market is a highly regional one with a limited number of producers. Transportation and handling costs constitute a significant portion of the overall delivered cost of rock salt, as a result, the proximity of a mine to end users can provide a significant cost advantage.

New York State and the surrounding regions are some of the hardest hit segments of the nation in terms of severe snow and ice conditions. Our primary markets in western and central New York and Pennsylvania are consistently impacted by lake-effect snow. Harsh winters and a very large, mobile population cause New York State and its local municipalities to be the largest consumers of rock salt in the nation. We estimate that annual purchases by New York State and its local municipalities over the last four winter seasons have averaged over 3.0 million tons. Pennsylvania is also a major consumer of rock salt, but no salt is mined within the state. We estimate that, over the same period, annual purchases by Pennsylvania and its local municipalities averaged approximately 1.7 million tons.

Business Strengths

Location. We believe that we are ideally sited to serve our target market, which is consistently impacted by large amounts of lake-effect snow. Lake-effect snow is generated from the temperature contrast between the arctic air moving west-to-east over the relatively warm waters of the Great Lakes. When the moisture-rich air mass moves from the Great Lakes over the cooler land mass in western New York and Pennsylvania, large and consistent snowfalls result. Based on 1955-1998 National Weather Service data, for cities with a population greater than 100,000, the top four cities with the most snowfall were Rochester, New York; Buffalo, New York; Syracuse, New York; and Erie, Pennsylvania, all of which are customers located within our target market area. We are located in the heart of this target market, just 35 miles south of Rochester, 65 miles east of Buffalo, 100 miles west of Syracuse and directly north of the portions of Pennsylvania that are also the most heavily impacted by lake-effect winter weather.

Logistical Capabilities. In addition to our location in the heart of the western and central New York and Pennsylvania snow belt, we have full logistical capabilities at our mine. We are located adjacent to Interstate 390, with an exit approximately 3/10 of a mile from our front gate. We also have on-site rail loading capabilities and ready access to three Class A long-haul rail lines. Our access to truck and rail transportation allows us to minimize shipping and handling costs which constitute a significant portion of the overall delivered cost of rock salt.

Leading Market Position in Targeted Markets. We are among the largest rock salt producers in North America. We have steadily increased our sales within our target markets. From fiscal year 2001 to 2003, we increased our sales volume from 1.0 million tons to 3.2 million tons, and our revenues from $29.1 million to $95.5 million. This increase in sales corresponds to the increase in the production capacity of our mine—as capacity came online, our market share correspondingly increased. Based on bids for the winter 2003-2004 season where we had received bid results, we believe we were the market leader with awarded bids representing approximately 32% of the combined markets for the states of New York, Pennsylvania, Massachusetts, Ohio, Connecticut, New Hampshire and Vermont.

Significant Barriers to Entry. Salt mines are expensive and time-consuming to build and obtain permits to operate. Our mineral rights are strategically located in western New York, which places our mine within trucking distance of some of the largest customers of rock salt in North America. Our new mine’s capacity replaced the capacity of the Akzo Nobel rock salt mine in Retsof, New York, which was seven miles away and extracted salt from the same contiguous salt seam. The Retsof mine operated continuously by Akzo Nobel and its predecessors for over 110 years before being closed by Akzo Nobel in 1994. The planning and zoning approval process for our mine began in the 1960’s. In addition, the acquisition of mineral rights, mining permit process, state and local approval process, design engineering and construction of our mine required more than five years and $156.9 million of capital to complete. As such, it is highly unlikely that a new market entrant would be able to locate and secure mining rights to a comparable mineral reserve and construct a mine in close proximity to our strategic location.

Consistent, Strong Demand. While actual annual demand for rock salt is subject to variations in snow and ice conditions, the overriding concern for public safety on roads and highways and the absence of cost effective alternatives insulate the demand for rock salt from economic cycles. While winter weather conditions in individual markets can vary from year to year, our target markets in New York and Pennsylvania are the most impacted by harsh winter snow and ice conditions and overall demand across the region is relatively stable. We estimate that our served markets in New York, Pennsylvania, Ohio and eight other states have an aggregate regional demand for over 9.3 million tons per year of rock salt, and Pennsylvania and New England have no operating rock salt mines. In addition, most of our sales are based on annual supply contracts with set pricing and reserved volume and are generally awarded on the basis of lowest price of bids tendered.

Strong Free Cash Flow Generation. We believe that our high margins are the result of our low production costs and location, which result in low freight costs and low total delivered product cost. Salt mines and mining operations are long-lived assets. Our rock salt mine is brand new and, based solely on data extrapolated from areas within a one-mile radius of our drill holes, we believe that our mine currently has over 56 years of remaining mineable reserves at the current production rate of 3.0 million tons per year. We believe that we have adequate production capacity to serve our target markets without any significant additional capital spending. Our low maintenance capital spending requirements of under $3.0 million per annum and our high margins provide us with strong free cash flow available to pay down debt.

Limited Customer Credit Risk. Nearly 90% of our customers are state and local governments, municipalities and agencies, which have limited risk of non-payment or default on their obligations. Therefore, we use a specific identification approach to receivables reserves and write-offs. As of June 30, 2004, with $320.2 million of aggregate sales since inception, we had written off only $132,286 of uncollected receivables and have reserved for an additional $43,757. No single customer accounted for more than 5% of our annual sales during fiscal year 2003.

Experienced Management Team. Our executive management is comprised of an entrepreneurial executive management team with experience in the mining and distribution industries. The executive management team has a highly successful track record—from developing and constructing the first greenfield rock salt mine in the United States since 1961—to operating a highly profitable mine. Members of our senior management have over

30 years of marketing experience in the highway deicing rock salt industry. We recruited highly experienced salt mining personnel from Akzo Nobel Salt to instill effective and safe mining procedures. In addition, we recruited distribution managers from the oil and gas industry to provide us with expertise in distribution and logistics.

Business Strategy

Our business strategy is focused on increasing our profitability. We intend to increase our profits and margins by improving our net pricing (either through improved bidding results or logistics improvements), introducing higher value-added products and improving our production efficiency.

We intend to leverage our leading market position and maintain our current rock salt base production level at approximately 3.0 million tons per year. By maintaining, but not materially increasing, our share of the highway deicing business in our targeted markets, we believe we are better positioned to improve our profitability.

We have recently commenced several initiatives designed to increase our already strong profitability. These initiatives include:

•	Freight cost reduction. We retained a leading logistics consulting firm to assist in reducing freight costs, focusing initially on rail freight expenses. To date, near term savings opportunities of over $500,000 per year have been identified and intermediate term savings are currently being evaluated. Internally, we have a small trucking operation to create a better understanding of truck transportation and to assist in reducing our trucking expense.

•	Optimization system for pricing, bidding and distribution. We have started developing a fully integrated optimization system for pricing, bidding and distribution, which should help increase our net profitability after freight and handling costs. We believe that the system will be ready for the 2004-2005 winter bidding season and will further enhance our already strong analytical approach to the bidding process. Some of the initial analyses produced by the system are currently being used to improve delivery efficiencies.

•	New product offerings. We believe that we can increase sales and profitability by directly offering value-added deicing products that are believed to improve the application of salt to roads and permit the conditioning of roads prior to the impact of snow and ice. To date, we have participated in this market to a limited extent, operating largely through partners. We are currently studying the market and are considering offering several value-added, proprietary products within the next several years. Ultimately, as the supplier located physically closest to our target market, our fundamental logistical advantages may prove important in this area. We believe that this market is growing and that in launching these products we will be taking market share primarily from value added processors, not other salt producers.

•	Increased focus on packaged products. We currently produce a limited amount of high margin, bagged rock salt for commercial and retail end users. We have conducted branding and production studies analyzing the cost of significantly expanding our ability to produce packaged products. We believe we could become a significant competitor in this market with a small (less than $700,000) investment in capital equipment. At this time, we are developing our marketing plan. It is expected that these packaged products will include some of the additives marketed to our bulk-salt customers discussed above under “New product offerings.”

Our principal executive office is located at 3846 Retsof Road, Retsof, New York 14539. Our mailing address is P.O. Box 190, Mount Morris, New York 14510, and our telephone number is (585) 243-9510, ext. 1164.

Summary of the Terms of the Exchange Offer

The following is a brief summary of terms of the exchange offer. For a more complete description of the exchange offer, see “The Exchange Offer.”

Securities Offered	$100,000,000 in aggregate principal amount at maturity of 9 1/2% Senior Secured Notes due 2014.

Exchange Offer

We are offering to exchange $1,000 principal amount at maturity of our 9 1/2% Senior Secured Notes due 2014, which have been registered under the Securities Act, for each $1,000 principal amount at maturity of our currently outstanding 9 1/2% Senior Secured Notes due 2014. We will accept any and all outstanding notes validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on October 27, 2004. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, notes may be tendered only in integral multiples of $1,000 in principal amount at maturity. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

•	the exchange notes bear a different CUSIP number than the outstanding notes; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for the payment of additional interest on the outstanding notes in some circumstances relating to the timing of the exchange offer. See “The Exchange Offer.”

Transferability of Exchange Notes

We believe that you will be able to transfer the exchange notes freely without registration or any prospectus delivery requirement so long as you may accurately make the representations listed under “The Exchange Offer—Transferability of the Exchange Notes.” If you are a broker-dealer that acquired outstanding notes as a result of market making or other trading activities, you must deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on October 27, 2004, unless we decide to extend the exchange offer.

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions, including our determination that the exchange offer does not violate any law, statute, rule, regulation or interpretation by the staff of the SEC or any other government agency or court of competent jurisdiction, some of which may be waived by us. If we waive a condition to the exchange offer with respect to any participant in the exchange offer, we must waive that condition with respect to all participants. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

By executing the letter of transmittal, you will represent to us that, among other things:

•	you, or the person or entity receiving the related exchange notes, are acquiring the exchange notes in the ordinary course of business;

•	neither you nor any person or entity receiving the related exchange notes is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•	neither you nor any person or entity receiving the related exchange notes has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;

•	neither you nor any person or entity receiving the related exchange notes is an “affiliate” of the Company, as that term is defined under Rule 405 of the Securities Act; and

•	you are not acting on behalf of any person or entity who could not truthfully make these statements.

See “The Exchange Offer—Procedures for Tendering Outstanding Notes” and “Plan of Distribution.”

Effect of Not Tendering

Any outstanding notes that are not tendered, or that are tendered but not accepted, will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. See “The Exchange Offer—Effect of Not Tendering.”

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

United States Federal Income Tax Consequences

The exchange of the exchange notes for the outstanding notes in the exchange offer should not be treated as an “exchange” for U.S. federal income tax purposes. See “Material United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. See “Use of Proceeds.”

Exchange Agent	U.S. Bank National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Terms of the Exchange Notes

The following is a brief summary of the terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as the outstanding notes. For a more complete description of the terms of the exchange notes, see “Description of the Exchange Notes.”

Issuer	American Rock Salt Company LLC

Securities Offered	$100,000,000 principal amount of 9 1/2% Senior Secured Notes due 2014.

Maturity Date	The exchange notes will mature on March 15, 2014.

Interest Rate	We will pay interest on the notes at an annual rate of 9 1/2%.

Interest Payment Dates	We will make interest payments on the exchange notes semiannually, on each March 15 and September 15, beginning on September 15, 2004.

Guarantees

The exchange notes will be fully, unconditionally and irrevocably guaranteed, subject to certain exceptions, on a senior secured basis, by each of our future restricted subsidiaries, jointly and severally (subject to insolvency and fraudulent conveyance limitations). See “Description of the Notes—Guarantees.”

Security Interest

The exchange notes and the guarantees will be secured by a pledge of the equity interests of our future restricted subsidiaries, and substantially all of our assets and the assets of any guarantors. The lien on the collateral securing our new $62.1 million senior secured credit facility (the “Bank Facility”) will be senior to the lien on the collateral securing the exchange notes and the guarantees. See “Description of the Notes—Collateral.”

Ranking

The exchange notes and the guarantees will rank senior in right of payment to all of our and our future restricted subsidiaries’ existing and future subordinated indebtedness and equal in right of payment with all of our and our future restricted subsidiaries’ existing and future senior indebtedness.

Optional Redemption

On or after March 15, 2009, we may redeem some or all of the exchange notes at the following redemption prices (expressed as percentages of their principal amount), plus accrued and unpaid interest, if any, to the date of redemption:

For the period below	Percentage
On or after March 15, 2009	104.750%

On or after March 15, 2010	103.167%

On or after March 15, 2011	101.583%

On or after March 15, 2012	100.000%

Prior to March 15, 2007, up to 35% of the aggregate principal amount of the exchange notes may be redeemed at our option with the net proceeds of certain equity offerings at 109.5% of their principal amount, plus accrued and unpaid interest, if any, to the date of redemption, provided that, following such redemption, at least 65% of the aggregate principal amount of the exchange notes originally issued in the offering of outstanding notes remains outstanding.

In addition, we may, at our option, redeem some or all of the exchange notes at any time prior to March 15, 2009 by paying the greater of (1) 100% of the principal amount of the exchange notes and (2) the sum of the present values of 104.750% of the principal amount of the exchange notes plus scheduled interest payments on the exchange notes through and including March 15, 2009, discounted to the redemption date on a semi-annual basis at the adjusted treasury rate plus 50 basis points, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control Offer

If we experience a change of control, as defined in the indenture governing the notes, the holders of the notes will have the right to require us to purchase their notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any.

Asset Sale Offer

If we sell our assets and we do not use the proceeds for specified purposes, we may be required to use the proceeds to offer to purchase the notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any.

Certain Indenture Covenants	We will issue the exchange notes under an indenture. The indenture contains covenants limiting our ability to, among other things:

•	incur more debt;

•	pay dividends or make other distributions;

•	redeem or purchase our equity interests;

•	redeem or purchase subordinated debt;

•	make certain acquisitions or investments;

•	use assets as security in other transactions or otherwise create liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into transactions with affiliates;

•	allow dividend or other payment restrictions with regard to our future restricted subsidiaries; and

•	transfer or sell assets, including the equity interests of our future restricted subsidiaries, or use asset sale proceeds.

These covenants are subject to a number of important exceptions and qualifications and are described in more detail under the “Description of the Notes—Certain Covenants” section of this prospectus.

Absence of a Public Market for the Exchange Notes

The exchange notes are new securities, for which there is currently no established trading market and none may develop. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes. The initial purchasers of the outstanding notes have advised us that they intend to make a market in the exchange notes. However, they are not obligated to do so and may discontinue any market making activities with respect to the exchange notes at any time without notice. We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Risk Factors

See the section entitled “Risk Factors” beginning on page 12 for a discussion of factors you should carefully consider before deciding to participate in the exchange offer.

Summary Financial Data

The following table contains summary historical financial information. The income statement data for the years ended September 30, 1999, 2000, 2001, 2002 and 2003 are derived from our audited financial statements. The income statement data for the nine months ended June 30, 2003 and 2004 are derived from unaudited financial statements that, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not indicative of the operating results for the entire year, due to the seasonal nature of our business, or any future period. This summary financial data should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Financial Information,” and our financial statements and related notes contained elsewhere in this prospectus.

	Fiscal Years Ended September 30,					Nine Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Income Statement Data:
Total sales	$26,604	$9,402	$29,119	$41,894	$95,520	$89,070	$91,485
Cost of sales—Freight and handling(1)	—	—	11,390	15,457	42,955	40,335	40,282
Cost of sales—Products(1)	—	—	14,374	13,232	28,735	26,644	26,423

Total cost of sales	24,809	8,448	25,764	28,689	71,690	66,979	66,705
Gross income	1,795	954	3,355	13,205	23,830	22,091	24,780
Operating expenses	3,820	4,451	3,985	4,970	6,073	4,270	4,787
Income (loss) from operations	(2,025)	(3,497)	(630)	8,235	17,757	17,821	19,993
Net income (loss) to members(2)	3,846	(3,607)	(3,350)	3,125	13,552	14,603	11,835

Other Financial Data:
EBITDA(3)	$(1,908)	$(2,961)	$1,412	$13,655	$24,036	$22,562	$24,685
Depreciation, depletion and amortization	(6,131)	418	1,808	5,718	6,122	4,558	4,873
Mine development expenditures	20,561	27,123	10,661	134	—	—	—
Capital expenditures	532	2,473	5,337	3,247	2,741	1,528	1,602
Ratio of earnings to fixed charges(4)	—	—	—	2.74	5.29	6.45	3.53

Balance Sheet Data:
Cash and equivalents	2,118	2,160	3,501	2,503	9,097	14,667	6,591
Property and equipment, net	33,432	68,326	83,550	81,264	77,745	78,642	74,748
Total assets	46,076	83,199	101,772	112,014	116,372	109,822	108,828
Long term debt, including current portion	22,510	59,860	78,280	72,559	64,367	70,366	100,179
Total debt	22,510	59,860	84,059	86,008	76,747	70,366	100,179
Members’ equity	16,926	13,322	9,971	13,096	26,648	27,705	(2,917)

The following table reconciles net income (loss) to EBITDA(3):

	Fiscal Years Ended September 30,					Nine Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
EBITDA(3)
Net income (loss) to members(1)	$3,846	$(3,607)	$(3,350)	$3,125	$13,552	$14,603	$11,835
Interest expense	376	228	2,954	4,812	4,362	3,400	5,298
Other interest	—	—	—	—	—	—	2,679
Depreciation, depletion, and amortization	(6,131)	418	1,808	5,718	6,122	4,558	4,873

EBITDA(3)	(1,908)	(2,961)	1,412	13,655	24,036	22,562	24,685

(1)	Cost of sales detail for fiscal years 1999 and 2000 unavailable.
(2)	Because we are a limited liability company that has elected to be treated as a partnership for tax purposes, all of our profits and losses are allocated to our members and the Company is not subject to taxation on those amounts.
(3)	EBITDA represents net income before interest expense, depreciation, depletion and amortization (the Company does not incur income taxes). EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and our calculations of EBITDA may not be comparable to those reported by other companies. Investors should carefully consider the specific items included in our computation of EBITDA. EBITDA is included herein because it is a basis upon which we assess our liquidity position and performance and because certain covenants in our borrowing arrangements are tied to similar measures. EBITDA is also included herein because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on measures similar to our EBITDA. EBITDA does not take into account our working capital requirements, capital expenditures, debt service requirements and other commitments and accordingly, is not necessarily indicative of amounts that may be available for discretionary use.
(4)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income before fixed charges (the Company does not incur income taxes). Fixed charges consist of net interest expense including the amortization of deferred debt issuance costs and the interest component of our operating rents. The ratio of earnings to fixed charges on a historical basis with respect to fiscal years 1999, 2000 and 2001 is not meaningful because during that period we were still in our mine development and ramp-up phase. Earnings were insufficient to cover fixed charges by approximately $2.0 million, $11.8 million and $6.8 million for the fiscal years ended September 30, 1999, 2000 and 2001, respectively.

RISK FACTORS

An investment in the exchange notes involves a high degree of risk. You should carefully consider the known risks described below with the other information contained in this prospectus before deciding whether to participate in the exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to the Exchange Offer

Because there is no public market for the exchange notes, you may not be able to resell your exchange notes.

The exchange notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their exchange notes; or

•	the price at which the holders would be able to sell their exchange notes.

If a trading market were to develop, the exchange notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debentures and our financial performance. We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

In addition, any outstanding note holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For a description of these requirements, see “Exchange Offer.”

Risks Relating to the Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We will continue to have substantial indebtedness after consummation of the exchange offer. As of June 30, 2004, we had approximately $132.3 million of indebtedness, including $100.0 million of indebtedness under the outstanding notes, $0.2 million of indebtedness under our promissory note payable to the Empire State Development Corporation, and the $32.1 million undrawn letter of credit under our new term loan facility. As a result, we are a highly leveraged company. This level of leverage could have important consequences to you, including the following:

•	making it difficult for us to satisfy our obligations under the notes and our other indebtedness;

•	limiting our ability to obtain additional debt financing or sell equity interests to fund our working capital, capital expenditures and other requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our industry;

•	placing us at a competitive disadvantage to those of our competitors who operate on a less leveraged basis;

•	making us more vulnerable to adverse changes in economic conditions;

•	making it more difficult for us to make payments on the notes due to the debt service requirements of our other indebtedness; and

•	requiring us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, which would reduce the funds available for other purposes.

In addition, the indenture and our new Bank Facility contain financial and other restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Despite our substantial indebtedness we may still incur significantly more debt. This could exacerbate the risks described above.

The terms of the indenture permit, and our new Bank Facility permits, us to incur additional indebtedness in the future. We are able to borrow up to $30.0 million under our new working capital facility, subject to certain conditions.

The proceeds from the collateral securing the notes may not be sufficient to pay all amounts owed under the notes.

If we default on the notes, the proceeds from the sale of the collateral may not be sufficient to satisfy in full our obligations under the Bank Facility and the notes. An intercreditor agreement sets forth the relative rights to the collateral of the lenders under the Bank Facility and the holders of the notes. Proceeds from the sale of the collateral will be used first to satisfy obligations under the Bank Facility and, thereafter, the notes. The lenders under the Bank Facility will have the sole ability to control foreclosure and sale of the collateral. The amount to be received upon such a sale would depend upon numerous factors, including, among others, the timing, manner and ability to sell the collateral in an orderly sale, the condition of the collateral, the condition of the national and local economies, the availability of buyers and similar factors. The book value of the collateral should not be relied upon as a measure of realizable value for such assets. By their nature, portions of the collateral are illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the collateral could be sold in a short period of time or that the proceeds obtained therefrom would be sufficient to pay all amounts owing under the Bank Facility and the notes.

Additionally, the terms of the indenture governing the notes allow us to issue additional notes provided that we meet the Consolidated Fixed Charge Coverage Ratio (as defined in the indenture governing the notes). Any additional notes issued pursuant to the indenture will rank equal to the notes and will be entitled to the same rights and priority with respect to the collateral. Thus, the issuance of additional notes pursuant to the indenture may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral.

To the extent that holders of other secured indebtedness or third parties enjoy liens (including statutory liens), whether or not permitted by the indenture governing the notes, such holders or third parties may have rights and remedies with respect to the collateral securing the notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the notes.

The ability of the trustee to foreclose on the collateral securing the notes may be limited.

The right of the trustee to repossess and dispose or otherwise exercise remedies in respect of the collateral securing the notes upon the occurrence of an event of default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against us prior to the trustee having repossessed and disposed of the collateral or otherwise completed the exercise of its remedies with respect to the collateral. Under the United States Bankruptcy Code, a secured creditor such as the trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments if the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral securing the obligations owed to it and may include cash payments or the granting of additional security, if and at such times as the bankruptcy court in its discretion determines, for any diminution in the value of such collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.” Furthermore, if a bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, holders of notes would hold “under-secured claims.” Applicable federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorney’s fees for “under-secured claims” during a debtor’s bankruptcy case.

Moreover, the trustee may need to evaluate the impact of the potential liabilities before determining to foreclose on collateral consisting of real property because a secured creditor that holds a lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the trustee may decline to foreclose on such collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the notes.

The trustee’s ability to foreclose on the collateral securing the notes may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the trustee’s lien on the collateral.

Your lien on the collateral securing the notes is junior in some respects to the lien securing our Bank Facility.

Although the notes are secured by substantially all of our assets, we entered into a new $62.1 million Bank Facility concurrently with the closing of our offering of the outstanding notes, and the lien on the collateral securing that new Bank Facility will be senior to the lien on the collateral securing the notes in accordance with an intercreditor agreement. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the lenders under the Bank Facility will be entitled to be paid in full from the proceeds of the collateral securing such debt before any payment may be made with respect to the notes.

Restrictive covenants in our Bank Facility and the indenture governing the notes may restrict our ability to operate our business.

Our Bank Facility and the indenture governing the notes contain covenants that limit our ability, among other things, to:

•	incur additional indebtedness or contingent obligations;

•	make certain payments or investments;

•	create liens;

•	pay dividends and make other distributions;

•	redeem subordinated debt;

•	enter into transactions with our affiliates;

•	sell assets;

•	acquire the assets of, or merge or consolidate with, other entities; and

•	allow subsidiaries to issue capital stock.

Our ability to comply with these covenants may be affected by events beyond our control. We cannot assure you that we will satisfy these covenants. A breach of any of these covenants could result in a default under the indenture governing the notes or our Bank Facility, which could allow all amounts outstanding thereunder to be declared immediately due and payable, in which case we may be required to adopt an alternative strategy that may include actions such as reducing or delaying acquisitions and capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional equity capital or filing for bankruptcy. If we default under our Bank Facility, we could be prohibited from making any payments on the notes. In addition, the lenders under our Bank Facility could require immediate repayment of the entire principal amount of their loans. If those lenders require immediate repayment, we may not be able to repay them and also repay the notes in full.

In addition, the indenture and our Bank Facility require us to maintain financial ratios. We may not be able to maintain these ratios. Covenants in our Bank Facility may also impair our ability to finance future operations or capital needs or to enter into acquisitions or joint ventures or engage in other favorable business activities.

See “Description of the Notes—Certain Covenants” for a more detailed description of the restrictive covenants contained in the indenture governing the notes. Our Bank Facility contains restrictive covenants and financial ratio requirements that are in addition to those governing the notes, but are customary in commercial lending transactions.

To service our indebtedness, including the notes, we will require a significant amount of cash. The ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, that our business plans will be implemented as scheduled or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the Bank Facility and the notes, on commercially reasonable terms or at all.

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture governing the notes.

If we undergo a change of control (as defined in the indenture governing the notes) we may need to refinance large amounts of our debt, including the notes and borrowings under our Bank Facility. If a change of control occurs, we must offer to buy back the notes for a price equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the notes upon a change of control. The Bank Facility will provide that the occurrence of certain change of control events with respect to us will constitute a default under the Bank Facility. Therefore, if a change of control were to occur, we may be required to repay or refinance all borrowings under the Bank Facility. Any future debt which we incur may also contain restrictions on repayment upon a change of control. If any change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of our debt obligations.

The market price for the securities may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your notes.

Risks Relating to Our Business

The demand for our products changes seasonally and is dependent upon weather conditions.

Our business is highly seasonal, with operating results varying from quarter to quarter. The “salting” season runs primarily from October through March, with the highest demands in December, January and February. During our history, we have generated approximately 76% of our sales during the months of December through March, when the need for highway deicing is at its peak. We need to produce and stockpile sufficient highway deicing salt during the remainder of the year to meet estimated demand for the winter season.

Consumption of highway deicing salt is impacted by the severity of winter weather, including the number of snow storms and the accumulations associated with those storms. Weather conditions which impact our highway deicing product line include levels of temperature, precipitation, snow days and duration and timing of snowfall in our relevant geographic markets. Lower than expected sales by us during this period could have a material adverse effect on the timing of our cash flows and therefore our ability to service our obligations with respect to our indebtedness.

We are a newly formed company with limited operating history, which may lead to risks or unanticipated expenses similar to those of a start-up company.

Our Company was formed in January of 1997 to acquire assets relating to a new mine to be constructed in replacement of the Retsof mine previously operated by Akzo Nobel Salt, Inc. and to market and sell highway deicing salt acquired for resale. Mine construction commenced in November of 1998, and our mine was turned over to us by our contractor in December, 2001. As such, we have had only limited operating experience and are subject to many of the risks inherent in establishing a new business enterprise. The likelihood of our continued success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business, and the competitive and regulatory environment in which we operate.

We operate in a highly competitive market.

Highway deicing salt is a highly regional market with a number of competitors that have significant cost advantages associated with the proximity of their production facilities to their customers. Although the primary means of competition is price, there are a number of other considerations affecting competition, including product performance, cost of transportation in the distribution of salt, brand reputation, quality of client service and customer support. To remain competitive, we may need to invest in production, marketing, customer service and support and our distribution networks. We may have to adjust the prices of some of our products to stay competitive. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will maintain our competitive position. Some of our competitors have greater financial and other resources than we do.

We must generally bid competitively to acquire contracts.

Principal customers in our industry are states, counties and municipalities that purchase bulk salt for ice control on public roadways. Annual supply contracts generally are awarded on the basis of the lowest price of tendered bids once the purchaser is assured that its minimum requirements for quality, service and delivery can be met. While this bid process mitigates the need to make expenditures for marketing and reduces the need for a large sales force, it requires us to rely primarily on our ability to be price competitive to maintain our existing accounts and acquire new accounts. The loss of accounts as a result of the competitive bid process could have a material adverse effect on our business.

We may be subject to certain penalties if we fail to meet performance requirements in our sales contracts.

We are a party to various salt sales contracts which include specific performance provisions governing delivery and product specifications. If we fail to meet our performance requirements, we could be subject to penalties. The amount of such performance penalties, if any, is dependent upon our failure to meet such requirements, as well as other factors such as weather patterns and related product demand in our served markets. As a result, we cannot estimate the likelihood or amount of any such performance penalties.

We may be adversely affected by the environmental regulations to which we are subject.

We are subject to numerous environmental, health and safety laws and regulations in the United States, including laws and regulations relating to land reclamation and remediation of hazardous substance releases, and discharges to air and water. For example, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or “CERCLA,” imposes liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons (known as “potentially responsible parties”) who are considered to have contributed to the release of “hazardous substances” into the environment. Although we are not currently incurring material liabilities pursuant to CERCLA, we may in the future incur material liabilities, under CERCLA and other environmental cleanup laws, with regard to our mining facilities, adjacent or nearby third party facilities or off-site disposal locations. Under CERCLA, or its various state equivalents, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws are subject to civil, and in some cases criminal, sanctions.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to our operations may require substantial capital expenditures and may have a material adverse effect on our business, financial condition and results of operations.

Our operations are dependent on our having received the required permits and approvals from governmental authorities.

We hold numerous environmental, mining and other permits and approvals issued by governmental authorities that are necessary to maintain operations at our facilities. A decision by a governmental agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility. Expansion of our existing operations also is predicated upon securing the necessary environmental or other permits or approvals.

Our business could suffer if we are unsuccessful in negotiating new collective bargaining agreements.

As of June 30, 2004, we had 216 full-time employees, including 153 hourly production workers. We have a collective bargaining agreement covering our hourly production employees with the Paper, Allied-Industrial, Chemical & Energy Workers International Union, Local 1-0763, formerly known as the Oil, Chemical and Atomic Workers International Union and its Local 8-763, which will expire in October 2005. Although we believe that our relations with our employees are good, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations.

If we lose our senior management, our business may be adversely affected.

The success of our business is dependent on our senior managers, as well as on our ability to attract and retain other qualified personnel. We cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain “key person” life insurance on any of our key employees.

We face competition from both existing products and products under development.

There are numerous alternative deicing products, both in existence and under development. While these products are currently believed to be substantially more expensive and less effective than rock salt, there can be no assurances that certain of the current or developing alternative deicing products will not become as or more effective than salt. There can be no assurances that alternative deicers, or new deicing agents to be used with salt, will not gain widespread acceptance and result in diminished demand for rock salt which could have a material adverse effect on our business.

Flooding in our mine could seriously impact our ongoing operations.

The Retsof mine, which was located approximately seven miles from our mine and had extensive workings below the Genesee River Valley, flooded in 1994. There can be no assurances that our mine, despite our use of more conservative mining methods and our direction of mining operations away from the valley, will not be exposed to the risk of flooding, which could have a material adverse effect on our business.

Mining is a highly regulated activity.

Mining activities are subject to a variety of governmental regulations, including the need to comply with laws relating to the reclamation of the land and other environmental legislation. Compliance with such regulation requires significant capital outlays. Existing, as well as future, legislation and regulation concerning mining operations could cause additional expense, operating restrictions and delays in maintaining mining operations, the extent of which cannot be predicted.

Our mining permit will expire in October 2006. Permit renewal is an automatic action by the New York Department of Environmental Conservation (“DEC”) for mines wishing to continue in business, absent flagrant violation of permit terms or refusal of a permittee to correct violations of one or more permit conditions. In either of such cases, the DEC can revoke a permit or delay renewal until violations are corrected.

Pending legislation which affects environmental laws applicable to mining includes proposals which may substantially alter the Clean Water Act, Safe Drinking Water Act, and the Endangered Species Act. There can be no assurances that adverse regulatory developments and operating requirements will not impair our ability to operate our mine and will not have a material adverse effect on our business.

The business of mining is subject to a variety of risks and hazards, not all of which can be covered by insurance.

The business of salt mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as earthquakes, earth movement and floods. Such occurrences could result in damage or impairment to, or destruction of, mineral properties or production facilities, personal injury or death, property or environmental damage, delays in mining, business interruption, monetary losses and legal liability. While insurance is not commonly available for all these risks, we do maintain insurance against risks that are typical and reasonably insurable in the salt mining industry and in amounts that we believe to be reasonable but which will contain limits, deductibles, exclusions and endorsements. There can be no assurance that the coverages and amounts of insurance will be sufficient for the needs of the Company.

We depend upon geological surveys and studies and there can be no assurance as to the accuracy of such studies.

Continued salt production is dependent upon the existence of an adequate quantity and quality of salt in our salt deposits. While numerous geological surveys and studies have been performed to determine the size and quality of our salt deposits, there can be no assurances that our salt deposits will not be subject to premature depletion or contain pockets where quality is below production grade. Inadequate quantity or quality of our salt deposits would have a materially adverse effect on the results of operations of our business.

We have certain agreements with our affiliates which may create conflicts of interest.

We have entered into agreements with or have had certain transactions with related parties, including the payment of mine acquisition costs to persons who are members of our Company and costs incurred from a member who is also a lender. We have also obtained legal services from a law firm with which several of our members are partners, and certain of our members, or their affiliates, have received management, advisory and service fees from us. These transactions may create conflicts of interest which may not be resolved in the manner most favorable to holders of notes.

We are involved in certain litigation and an adverse determination in that proceeding could adversely affect our business.

We are involved in litigation with the company that we engaged to design and construct our mine facility. Our contract required that acceptance of the mine occur by December of 2000 and provided for liquidated damages and penalties to be paid to us in the event of unexcused delays. The facility was substantially completed in December of 2001 and facility acceptance has not yet occurred. We estimate that liquidated damages due the Company under our contract total at least $7.0 million. We are currently involved in a dispute with Frontier-Kemper Constructors, Inc. and Flatiron Structures LLC (together, the “EPC Contractor”). The EPC Contractor has made a claim against us claiming a change in the scope of the contract, and also alleging breach of contract, fraud and mistake resulting in a void or voidable contract. The EPC Contractor sought $27.0 million in alleged compensatory damages and $10.0 million in punitive damages. Our motion to dismiss portions of the EPC Contractor’s complaint was granted in September of 2002 and the only claims that remain are the EPC Contractor’s claims for breach of contract and declaratory judgment (for which punitive damages do not apply). We also filed an action in December of 2001 against the EPC Contractor, the insurers, the bonding company and the brokers, claiming, among other things, liquidated damages, mismanagement, negligence, failure to provide required insurance and misrepresentation. The losses we are claiming against the EPC Contractor in this litigation may exceed $35.0 million. We have moved for summary judgment on a number of major issues, which if successful would substantially limit the EPC Contractor’s remaining claims. The EPC Contractor has moved to oppose our countersuit. The two actions have been consolidated in a single action. While we intend to vigorously defend the action commenced by the EPC Contractor and to prosecute our claims, no assurance can be given as to the outcome of this litigation. No accrual has been recorded related to these claims. In connection with this dispute, the EPC Contractor had filed a $29.0 million mechanics lien against the Hampton Corners mine property. The Company successfully discharged the lien via a surety bond posted for 110% of the lien amount, with the obligation for such surety bond secured by a $32.1 million letter of credit obtained as part of our new Bank Facility. However, there can be no assurance that the surety bond will provide adequate coverage in the event of a determination adverse to us. Any such adverse determination could have a material adverse effect on our business.

We are controlled by our principal members, whose interests in our business may be different than yours.

Joseph G. Bucci, Gunther K. Buerman and Neil L. Cohen, our principal founding members, collectively hold over 90% of our Class F membership interests. Because of their ownership interests, Messrs. Bucci, Buerman and Cohen have the power to elect all three of the Class F managers on our Board of Managers. Under the terms of our operating agreement, each Class F manager has three votes on all matters submitted to a vote of the Board of Managers, and each Class A manager has one vote on all matters submitted to a vote of the Board of Managers. Therefore, Messrs. Bucci, Buerman and Cohen collectively have voting control over all matters submitted to a vote of the Board of Managers other than matters in which one or more of such individuals has a financial interest. Additionally, Messrs. Bucci, Buerman and Cohen comprise the Executive Committee of the Board of Managers, which generally exercises the authority of the Board of Managers except with respect to certain items required to be submitted to a vote of the entire Board of Managers in accordance with our operating agreement.

As a result of the majority ownership interest by our principal founding members, their interests could conflict with yours. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our principal members as equity holders might conflict with your interests as a holder of exchange notes. Our principal members or their affiliates might also have an interest in pursing transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes.

CAUTIONARY NOTE REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements, expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed in “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

MARKET SHARE, RANKING AND INDUSTRY DATA

We obtained the market and competitive position data used throughout this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data. Similarly, we believe our internal research is reliable but it has not been verified by any independent sources.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission, or the “SEC,” a registration statement on Form S-4, the “exchange offer registration statement,” which term shall encompass all amendments, exhibits, annexes and schedules thereto, pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, which we refer to collectively as the “Securities Act,” covering the exchange notes being offered. This prospectus does not contain all the information in the exchange offer registration statement. For further information with respect to American Rock Salt Company LLC and the exchange offer, reference is made to the exchange offer registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. For a more complete understanding and description of each contract, agreement or other document filed as an exhibit to the exchange offer registration statement, we encourage you to read the documents contained in the exhibits.

We are currently obligated to file annual, quarterly and current reports, proxy statements and other information with the SEC. Furthermore, the indenture governing the notes provides that we will furnish to the trustee for the notes (and to the holders of the notes upon request) copies of the periodic reports required to be filed by us with the SEC under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, which we refer to collectively as the “Exchange Act.” In addition, we will provide the trustee for the notes with annual reports containing the information required to be contained in Form 10-K and quarterly reports containing the information required to be contained in Form 10-Q promulgated by the Exchange Act. If the filing of such information is not accepted by the SEC or is prohibited by the Exchange Act, you can obtain a copy of such report, at no cost, by writing or telephoning us at the following address or telephone number:

By U.S. Mail:

American Rock Salt Company LLC

P.O. Box 190

Mount Morris, New York 14510

By Hand or Overnight Courier:

American Rock Salt Company LLC

3846 Retsof Road

Retsof, New York 14539

By Telephone:

(585) 243-9510, ext. 1164

To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer.

You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We sold the outstanding notes to Jefferies & Company, Inc., the initial purchaser of the outstanding notes, as of March 17, 2004. The initial purchaser subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. In connection with the issuance of the outstanding notes, we entered into a registration rights agreement with the initial purchaser of the outstanding notes. The registration rights agreement requires us to register the exchange notes under the federal securities laws and offer to exchange the exchange notes for the outstanding notes. The exchange notes will be issued without a restrictive legend and generally may be resold without registration under the federal securities laws. We are effecting the exchange offer to comply with the registration rights agreement.

The registration rights agreement requires us to:

•	file a registration statement for the exchange offer and the exchange notes not later than 120 days after the issue date of the outstanding notes;

•	use our commercially reasonable efforts to cause the registration statement to become effective under the Securities Act within 210 days after the issue date of the outstanding notes;

•	consummate the exchange offer not later than 30 days after the effective date of the registration statement; and

•	file a shelf registration statement for the resale of the outstanding notes in the event that we are not permitted to effect the exchange offer because it would violate any applicable law, the exchange offer is not consummated within 30 days after the effective date of the registration statement or any holder of the outstanding notes is not eligible to participate in the exchange offer, and use our commercially reasonable efforts to cause such registration statement to become effective under the Securities Act.

These requirements under the registration rights agreement will be satisfied when we complete the exchange offer. However, if we fail to meet any of these requirements, we must pay additional interest on the outstanding notes at a rate of 0.25% per annum for the first 90-day period and an additional 0.25% per annum with respect to each subsequent 90-day period until the applicable requirement has been met, up to a maximum additional interest rate of 1.0% per annum. We have also agreed to keep the registration statement for the exchange offer effective for not less than 30 days (or longer, if required by applicable law) after the date on which notice of the exchange offer is mailed to holders.

Under the registration rights agreement, holders of outstanding notes who were eligible to participate in the exchange offer but who did not tender their outstanding notes will not have any further registration rights, and the outstanding notes will continue to be subject to certain restrictions on transfer. However, under circumstances we may be required to file a “shelf” registration statement for a continuous offer in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

This summary includes only the material terms of the registration rights agreement. For a full description, you should refer to the complete copy of the registration rights agreement, which has been filed as an exhibit to the registration statement for the exchange offer and the exchange notes. See “Where You Can Find More Information.”

Transferability of the Exchange Notes

Based on an interpretation of the Securities Act by the staff of the SEC in several no-action letters issued to third parties unrelated to us, we believe that you, or any other person receiving exchange notes, may offer for resale, resell or otherwise transfer such notes without complying with the registration and prospectus delivery requirements of the federal securities laws, if:

•	you, or the person or entity receiving such exchange notes, is acquiring such notes in the ordinary course of business;

•	neither you nor any such person or entity is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•	neither you nor any such person or entity has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes;

•	neither you nor any such person or entity is an “affiliate” of the Company, as such term is defined under Rule 405 under the Securities Act; and

•	you are not acting on behalf of any person or entity who could not truthfully make these statements.

To participate in the exchange offer, you must represent as the holder of outstanding notes that each of these statements is true.

Any holder of outstanding notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market making or other trading activities may not rely on this interpretation by the SEC. Such broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act and must therefore acknowledge, by signing the letter of transmittal, that they will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of the exchange notes. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in the exchange offer registration statement. As described above, under the registration rights agreement, we have agreed to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of the exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer; Acceptance of Tendered Notes

Upon the terms and subject to the conditions in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on October 27, 2004. We will issue $1,000 principal amount at maturity of exchange notes in exchange for each $1,000 principal amount at maturity of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount at maturity.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer; and

•	the holders of the exchange notes will not be entitled to rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

The exchange notes will evidence the same debt as the outstanding notes. Holders of exchange notes will be entitled to the benefits of the indenture.

As of the date of this prospectus, $100.0 million in aggregate principal amount at maturity of notes was outstanding. We have fixed September 28, 2004 as the date on which this prospectus and the letter of transmittal will be mailed initially. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC under the Exchange Act.

We shall be deemed to have accepted validly tendered outstanding notes when and if we have given oral or written notice to the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates, if any, for any unaccepted outstanding notes, at our expense, to the tendering holder promptly after the expiration of the exchange offer.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees with respect to the exchange of notes. Tendering holders will also not be required to pay transfer taxes in the exchange offer. We will pay all charges and expenses in connection with the exchange offer as described under the subheading “—Solicitation of Tenders; Fees and Expenses” in this section below. However, we will not pay any taxes incurred in connection with a holder’s request to have exchange notes or non-exchanged notes issued in the name of a person other than the registered holder. See “—Transfer Taxes” in this section below.

Expiration Date; Extensions; Amendment

We will accept validly tendered outstanding notes and exchange them promptly for exchange notes in accordance with Rule 14e-1(c) under the Exchange Act. The exchange offer will expire at 5:00 p.m., New York City time, on October 27, 2004, or the “Expiration Date,” unless we extend the exchange offer. To extend the exchange offer, we will notify the exchange agent and each registered holder of any extension before 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. We reserve the right to extend the exchange offer, delay accepting any tendered notes or, if any of the conditions described below under the heading “—Conditions to the Exchange Offer” have not been satisfied, to terminate the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We will give oral notice, followed by written confirmation, or written notice of such delay, extension, termination or amendment to the exchange agent.

If we amend the exchange offer in a manner that we determine constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the affected outstanding notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

Interest on the Exchange Notes

Interest on the exchange notes will accrue and be payable semiannually in arrears on March 15 and September 15 of each year, commencing on September 15, 2004, at a rate of 9 1/2% per annum.

Procedures for Tendering Outstanding Notes

Only a holder of outstanding notes may tender notes in the exchange offer. To tender in the exchange offer, you must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signatures guaranteed if required by the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or such facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the Expiration Date.

To tender outstanding notes effectively, you must complete the letter of transmittal and other required documents and the exchange agent must receive all the documents prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. The exchange agent must receive confirmation of book-entry transfer prior to the Expiration Date.

By executing the letter of transmittal, you will make to us the representations set forth in the first paragraph under the heading “—Transferability of the Exchange Notes.”

All tenders not withdrawn before the Expiration Date and the acceptance of the tender by us will constitute agreement between you and us under the terms and subject to the conditions in this prospectus and in the letter of transmittal including an agreement to deliver good and marketable title to all tendered notes prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, adverse claims and rights and restrictions of any kind.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. Instead of delivery by mail, you should use an overnight or hand delivery service. In all cases, you should allow for sufficient time to ensure delivery to the exchange agent before the expiration of the exchange offer. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you. You should not send any note, letter of transmittal or other required document to us.

If your notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you desire to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. See “Instruction to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner” included with the letter of transmittal.

The exchange of notes will be made only after timely receipt by the exchange agent of certificates for outstanding notes, a letter of transmittal and all other required documents, or timely completion of a book-entry transfer. If any tendered notes are not accepted for any reason or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the exchange agent will return such unaccepted or non-exchanged notes to the tendering holder promptly after the expiration or termination of the exchange offer. In the case of outstanding notes tendered by book-entry transfer, the exchange agent will credit the non-exchanged notes to an account maintained with The Depository Trust Company.

Guarantee of Signatures

Holders must obtain a guarantee of all signatures on a letter of transmittal or a notice of withdrawal unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an “eligible guarantor institution.”

Signature guarantees must be made by a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program or by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 promulgated under the Exchange Act (namely, banks; brokers and dealers; credit unions; national securities exchanges; registered securities associations; learning agencies; and savings associations).

Signature on the Letter of Transmittal; Bond Powers and Endorsements

If the letter of transmittal is signed by a person other than the registered holder of the outstanding notes, the registered holder must endorse the outstanding notes or provide a properly completed bond power. Any such endorsement or bond power must be signed by the registered holder as that registered holder’s name appears on the outstanding notes. Signatures on such outstanding notes and bond powers must be guaranteed by an “eligible guarantor institution.”

If you sign the letter of transmittal or any outstanding notes or bond power as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, fiduciary or in any other representative capacity, you must so indicate when signing. You must submit satisfactory evidence to the exchange agent of your authority to act in such capacity.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at the book-entry transfer facility, The Depository Trust Company, or “DTC,” for the purpose of facilitating the exchange offer. Subject to the establishment of the accounts, any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer such notes into the exchange agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal (or a manually signed facsimile of the letter of transmittal) with any required signature guarantees, or an “agent’s message” in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent, or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. Upon receipt of such holder’s acceptance through the Automated Tender Offer Program, DTC will edit and verify the acceptance and send an “agent’s message” to the exchange agent for its acceptance. Delivery of tendered notes must be made to the exchange agent pursuant to the book-entry delivery procedures set forth above, or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below.

The term “agent’s message” means a message transmitted by DTC, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that:

•	DTC has received an express acknowledgment from the participant in DTC tendering notes subject to the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal; and

•	we may enforce such agreement against such participant.

In the case of an agent’s message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering notes that such participant has received and agrees to be bound by the notice of guaranteed delivery.

Determination of Valid Tenders; The Company’s Rights Under the Exchange Offer

All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of tendered notes will be determined by us in our sole discretion, which determination will be final and binding on all parties. We expressly reserve the absolute right, in our sole discretion, to reject any or all outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right in our sole discretion to waive or amend any conditions of the exchange offer for all holders of outstanding notes or to waive any defects or irregularities of tender for any notes. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. No alternative, conditional or contingent tenders will be accepted. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured by the tendering holder within such time as we determine.

We intend to notify holders of defects or irregularities in tenders of outstanding notes. Holders will be deemed to have tendered outstanding notes only when such defects or irregularities have been cured or waived. The exchange agent will return to the tendering holder, after the expiration of the exchange offer, any outstanding notes that are not properly tendered and as to which the defects have not been cured or waived.

Guaranteed Delivery Procedures

If you desire to tender outstanding notes pursuant to the exchange offer and (1) certificates representing such outstanding notes are not immediately available, (2) time will not permit your letter of transmittal, certificates representing such outstanding notes and all other required documents to reach the exchange agent on or prior to the Expiration Date, or (3) the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed on or prior to the Expiration Date, you may nevertheless tender such outstanding notes with the effect that such tender will be deemed to have been received on or prior to the Expiration Date if all the following conditions are satisfied:

•	you must effect your tender through an “eligible guarantor institution,” which is defined above under the heading “—Guarantee of Signatures;”

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us herewith, or an agent’s message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent on or prior to the Expiration Date as provided below; and

•	the certificates for the tendered outstanding notes, in proper form for transfer (or a book-entry confirmation of the transfer of such notes into the exchange agent account at DTC as described above), together with a letter of transmittal (or a manually signed facsimile of the letter of transmittal) properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal or a properly transmitted agent’s message, are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw tendered notes at any time before 5:00 p.m., New York City time, on October 27, 2004. For a withdrawal of tendered notes to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent on or prior to the expiration of the exchange offer. For DTC participants, a written notice of withdrawal may be made by electronic transmission through DTC’s Automated Tender Offer Program. Any notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the tendered notes to be withdrawn, including the certificate number(s) and principal amount of such outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, with any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of such outstanding notes into the name of the person withdrawing the tender and a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder; and

•	specify the name in which any such outstanding notes are to be registered, if different from that of the registered holder.

Any permitted withdrawal of notes may not be rescinded. Any outstanding notes properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the exchange offer. The exchange agent will return any withdrawn outstanding notes without cost to the holder promptly after withdrawal of the outstanding notes. Holders may retender properly withdrawn outstanding notes at any time before the expiration of the exchange offer by following one of the procedures described above under the heading “—Procedures for Tendering Outstanding Notes.”

Conditions to the Exchange Offer

Notwithstanding any other term of the exchange offer, we shall not be required to accept for exchange, or issue any exchange notes for, any outstanding notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the outstanding notes, if we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

These conditions are for the sole benefit of the Company and may be asserted or waived by us in whole or in part at any time and from time to time in our sole discretion. If we waive a condition to the exchange offer with respect to any participant in the exchange offer, we must waive that condition with respect to all participants. Our failure to exercise any of these rights at any time will not be deemed a waiver of such rights and each of such rights shall be deemed an ongoing right which may be asserted by us at any time and from time to time prior to the expiration of the exchange offer.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the exchange notes or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event, we must use every reasonable effort to obtain the withdrawal or lifting of any stop order at the earliest possible moment.

Effect of Not Tendering

To the extent outstanding notes are tendered and accepted in the exchange offer, the principal amount at maturity of outstanding notes will be reduced by the amount so tendered and a holder’s ability to sell untendered outstanding notes could be adversely affected. In addition, after the completion of the exchange offer, the outstanding notes will remain subject to restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. The holders of outstanding notes not tendered will have no further registration rights, except for the limited registration rights described above under the heading “—Purpose of the Exchange Offer.”

Accordingly, the notes not tendered may be resold only:

•	to us or our subsidiaries;

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•	for so long as the notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A; or

•	pursuant to any other available exemption from the registration requirements of the Securities Act (in which case the Company and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to the Company and the trustee), subject in each of the foregoing cases to any requirements of law that the disposition of the seller’s property or the property of such investor account or accounts be at all times within its or their control and in compliance with any applicable state securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the outstanding notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for outstanding notes will be relatively less liquid than the market for exchange notes. Consequently, holders of outstanding notes who do not participate in the exchange offer could experience significant diminution in the value of their outstanding notes, compared to the value of the exchange notes.

Regulatory Approvals

Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Solicitation of Tenders; Fees and Expenses

We will bear the expenses of soliciting tenders. We are mailing the principal solicitation. However, our officers and regular employees and those of our affiliates may make additional solicitation by telegraph, telecopy, telephone or in person.

We have not retained any dealer-manager in connection with the exchange offer. We will not make any payments to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we may pay the exchange agent reasonable and customary fees for its services and may reimburse it for its reasonable out-of-pocket expenses.

We will pay the cash expenses incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes. The carrying value is face value. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the exchange notes.

Transfer Taxes

We will pay all transfer taxes, if any, required to be paid by us in connection with the exchange of the outstanding notes for the exchange notes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted for exchange be returned to, a person other than the registered holder will be responsible for the payment of any transfer tax arising from such transfer.

The Exchange Agent

U.S. Bank National Association is serving as the exchange agent for the exchange offer. ALL EXECUTED LETTERS OF TRANSMITTAL SHOULD BE SENT TO THE EXCHANGE AGENT AT THE ADDRESS LISTED BELOW. Questions, requests for assistance and requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent at the address or telephone number listed below.

By Hand or Overnight Courier, or by Registered or Certified Mail:	U.S. Bank National Association 60 Livingston Avenue St. Paul, Minnesota 55107-2292 Attn: Specialized Finance

By Facsimile (for eligible guarantor institutions only):	(651) 495-8158

Confirm by Telephone:	(800) 934-6802

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by registered or certified mail, by hand, or by overnight delivery service.

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Gunther K. Buerman, one of the founders of the Company and Chairman of the Board of Managers, is the managing partner of Harris Beach LLP, a law firm which serves as general outside counsel to the Company. In addition, certain current and former members of the law firm of Harris Beach LLP own in the aggregate 150.5 Class A units of the Company (not including the Units owned by Mr. Buerman, which are listed below under “Security Ownership of Certain Beneficial Owners and Management”).

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer.

In consideration for issuing the exchange notes pursuant to the exchange offer, we will receive in exchange outstanding notes in like principal amount at maturity. We will retire or cancel all of the outstanding notes tendered in the exchange offer.

The net proceeds of the offering of the outstanding notes and our new Bank Facility were used to repay certain existing indebtedness, to pay the fees and expenses related to those transactions, to pay accrued liabilities to holders of non-operating mineral interests (“NOMIs”), and to make a cash distribution to our members.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2004. This presentation should be read in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited financial statements and footnotes related thereto appearing elsewhere in this prospectus.

As of June 30, 2004
(dollars in thousands)
Cash and Cash Equivalents	$6,591

Total debt:
Bank Facility:
Working Capital Facility	—
Term Loan(1)	—
Senior Secured Notes	100,000
Promissory Note	179

Total Debt	100,179
Members Equity (Deficit)	(2,917)

Total Capitalization	$97,262

(1)	The lenders under our new Bank Facility facilitated the issuance, at closing, of a $32.1 million letter of credit, which supports a $32.1 million bond to remove the EPC Contractor’s lien on the mine property. Upon conclusion of the litigation, the letter of credit facility will convert to a term loan and the proceeds, after any payments are made as required thereby, will be used for a cash distribution to our members.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information. The historical financial information for the years ended September 30, 1999, 2000, 2001, 2002 and 2003 are derived from our audited financial statements. The historical financial information for the nine months ended June 30, 2003 and 2004 are derived from unaudited financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period.

The information included in this table should be read in conjunction with “Prospectus Summary—Summary Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes thereto included elsewhere in this prospectus.

	Fiscal Years Ended September 30,					Nine Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Income Statement Data:
Total sales	$26,604	$9,402	$29,119	$41,894	$95,520	$89,070	$91,485

Cost of sales—Freight and handling(1)	—	—	11,390	15,457	42,955	40,335	40,282
Cost of sales—Products(1)	—	—	14,374	13,232	28,735	26,644	26,423
Total cost of sales	24,809	8,448	25,764	28,689	71,690	66,979	66,705
Gross income	1,795	954	3,355	13,205	23,830	22,091	24,780

Operating expenses	3,820	4,451	3,985	4,970	6,073	4,270	4,787

Other income (expense):
Interest expense	(376)	(228)	(2,954)	(4,812)	(4,362)	(3,301)	(5,298)
Other interest	—	—	—	—	—	—	(2,679)
Interest income	24	119	231	69	160	48	118
Amortization of negative goodwill	6,325	—	—	—	—	—	—
Pre-development costs	(63)	—	—	—	—	—	—
Amortization of organizational costs	(39)	—	—	—	—	—	—
Other financing charges	—	—	3	(627)	(73)	(34)	(308)
Other, net	—	(2)	—	260	70	69	9
Net income (loss) to members(2)	3,846	(3,607)	(3,350)	3,125	13,552	14,603	11,835

Balance Sheet Data:
Cash and equivalents	$2,118	$2,160	$3,501	$2,503	$9,097	$14,667	$6,591
Property and equipment, net	33,432	68,326	83,550	81,264	77,745	78,642	74,748
Total assets	46,076	83,199	101,772	112,014	116,372	109,822	108,828
Long term debt, including current portion	22,510	59,860	78,280	72,559	64,367	70,366	100,179
Total debt	22,510	59,860	84,059	86,008	76,747	70,366	100,179
Members’ equity	16,926	13,322	9,971	13,096	26,648	27,705	(2,917)

Statements of Cash Flows Data:
Cash flows provided by (used in) operating activities	$992	$(8,009)	$(8,017)	$(1,756)	$18,245	$28,983	$28,612
Cash flows used in investing activities	(23,663)	(29,540)	(14,918)	(3,287)	(2,295)	(1,528)	(2,250)
Cash flows provided by (used in) financing activities	23,866	37,592	24,275	4,045	(9,356)	(15,290)	(28,868)

Other Financial Data:
Capital expenditures	$532	$2,473	$5,337	$3,247	$2,741	$1,528	$1,602
Ratio of earnings to fixed charges(3)	—	—	—	2.74	5.29	6.45	3.53

(1)	Cost of sales detail for fiscal years 1999 and 2000 not available.
(2)	Because we are a limited liability company that has elected to be treated as a partnership for tax purposes, all of our profits and losses are allocated to our members and the Company is not subject to a taxation on those amounts.
(3)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income before fixed charges (the Company does not incur income taxes). Fixed charges consist of net interest expense including the amortization of deferred debt issuance costs and the interest component of our operating rents. The ratio of earnings to fixed charges on a historical basis with respect to fiscal years 1999, 2000 and 2001 is not meaningful because during that period we were still in our mine development and ramp-up phase. Earnings were insufficient to cover fixed charges by approximately $2.0 million, $11.8 million and $6.8 million for the fiscal years ended September 30, 1999, 2000 and 2001, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The statements in this discussion regarding the industry outlook, our expectations regarding the future performance of our business, and the other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” section. You should read the following discussion together with the section entitled “Risk Factors” and the financial statements and notes thereto included elsewhere in this prospectus.

Company Overview

We are a producer of highway deicing rock salt in North America. We own and operate a rock salt mine located approximately 35 miles south of Rochester, New York. Our mine is strategically located in the heart of the western and central New York and Pennsylvania snow belt, with convenient on-site access to truck and rail transportation. The location of our mine and our access to interstate highway and rail transportation provide significant freight advantages in serving our target markets in western and central New York and Pennsylvania, which are consistently impacted by lake-effect snow and harsh winter weather conditions.

Salt mines and mining operations are long-lived assets. Our rock salt mine is brand new and, based solely on data extrapolated from areas within a one-mile radius of our drill holes, we believe that our mine currently has over 56 years of remaining mineable reserves at the current production rate of 3.0 million tons per year. We believe that we have adequate production capacity to serve our targeted markets without any significant additional capital spending. Our low maintenance capital spending requirements of under $3.0 million per annum and our high margins provide us with strong free cash flow available to pay down debt.

While actual annual demand for rock salt is subject to variations in snow and ice conditions, the overriding concern for public safety on roads and highways and the absence of cost effective alternatives insulate the demand for rock salt from economic cycles. While winter weather conditions in individual markets can vary from year to year, our target markets in New York and Pennsylvania are the most impacted by harsh winter snow and ice conditions and overall demand across the region is relatively stable. Our served markets in New York, Pennsylvania, Ohio and eight other states have an aggregate regional demand for over 9.3 million tons per year of rock salt, and Pennsylvania and New England have no operating rock salt mines.

Most of our sales are based on annual supply contracts with set pricing and reserved volume generally awarded on the basis of lowest price of bids tendered. This allows us to plan our production and staffing schedule, and our inventory placement and sales distribution strategy for the upcoming season. We routinely adjust the size of our workforce, as well as the number of hours and days worked, to reflect seasonal demand. Advance knowledge of the location and reserved quantities of contracted awards, coupled with the flexibility of our hourly workforce, enables us to effectively manage our largest operating costs.

We have steadily increased our sales within our target markets. From fiscal year 2001 to 2003, we increased our sales volume from 1.0 million tons to 3.2 million tons, and our revenues from $29.1 million to $95.5 million. This increase in sales corresponds to the increase in the production capacity of our mine—as capacity came online, our market share correspondingly increased. For fiscal 2004, we have been awarded contracts for over 26% more volume as compared to last year’s contract awards. Over the past seven winters, through June 30, 2004, we have, on average, sold approximately 102% of our awarded volume. We believe that our cash flows are not materially impacted by economic cycles due to the stable end use markets for rock salt and the lack of effective alternatives.

Critical Accounting Policies

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, we are required to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. We have identified the following as critical accounting policies that are most important to the portrayal of our financial condition and results of operation.

Salt Deposits and Mineral Rights

Salt deposits and mineral rights are underground reserves with respect to which the Company has extraction rights. Depletion of salt deposits and mineral rights occurs as the minerals are extracted, based on units of production and engineering estimates of total reserves. As such, our mineral rights interests include estimates of probable mineral reserves. The impact of revisions to our reserve estimates is recognized on a prospective basis.

Mine Reclamation Cost

We have calculated the estimated net future cost of dismantling, restoring and reclaiming our mine in its related mine site, in accordance with federal, state and local regulatory requirements and in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. SFAS No. 143 requires that we recognize the legal obligation of our mine reclamation costs at fair value as a liability when incurred and capitalize such costs by increasing the carrying amount of our mine assets.

Impairment of Long-Lived Assets

In the event that relevant facts and circumstances indicate that the carrying amounts of our long-lived assets may be impaired, an evaluation of recoverability is performed. If such an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the assets carrying amount to determine if a write-down is required. If our review indicates that the assets will not be recoverable, the carrying value of the Company’s assets would be reduced to their estimated fair value.

Other Significant Accounting Policies

Other significant accounting policies not involving the same level of estimates and assumptions as those discussed above are important to an understanding of our financial statements. For example, our policies related to our inventory allowances, revenue recognition and legal contingencies require judgments and estimates.

Results of Operations

The following table sets forth certain historical financial information for the nine months ended June 30, 2003 and 2004 and the years ended September 30, 2001, 2002, and 2003. We record sales to customers based upon total billings, including shipping and handling costs necessary to transport our products from the production or storage sites to the delivery point. In establishing our prices to our customers, we must take into account the estimated cost of transportation of our products, since we assume responsibility for such costs. We manage the profitability and attractiveness of existing and prospective customers and product lines by, among other factors, analyzing the customer billings net of related shipping and handling costs. This allows for a more comparable look at the relative profitability of our business as well as providing a more accurate analysis upon which to analyze trends in the business.

The following table and discussion should be read in conjunction with the information contained in our financial statements and the notes thereto included elsewhere in this prospectus.

	Fiscal Years Ended September 30,			Nine Months Ended June 30,
	2001	2002	2003	2003	2004
	(dollars in thousands)
Sales
Bulk	$27,643	$40,798	$92,867	$86,504	$88,741
Packaged	1,476	1,096	2,653	2,566	2,744

Total sales	29,119	41,894	95,520	89,070	91,485
Cost of sales
Freight and handling	11,390	15,457	42,955	40,335	40,282
Products	14,374	13,232	28,735	26,644	26,423

	25,764	28,689	71,690	66,979	66,705

Gross income	3,355	13,205	23,830	22,091	24,780
Operating expenses	3,985	4,970	6,073	4,270	4,787

Income (loss) from operations	(630)	8,235	17,757	17,821	19,993

Other income (expense)
Interest expense	(2,954)	(4,812)	(4,362)	(3,301)	(5,298)
Other interest				—	(2,679)
Interest income	231	69	160	48	118
Other financing charges	3	(627)	(73)	(34)	(308)
Other, net	—	260	70	69	9

Total other (expense)	(2,720)	(5,110)	(4,205)	(3,218)	(8,158)

Net Income (loss)	(3,350)	3,125	13,552	14,603	11,835

Nine Months Ended June 30, 2004 Compared to Nine Months Ended June 30, 2003

Sales

Total sales of $91.5 million for the nine months ended June 30, 2004 increased $2.4 million, or 2.71%, compared to $89.1 million during the same period in fiscal 2003. Sales primarily consist of bulk salt sales, as well as packaged salt sales. The $2.4 million increase is due to a 2.7% increase in average sales price per ton, as total sales volumes for the nine months ended June 30, 2004 were equivalent to total sales volumes for the same period in fiscal 2003. The increased average sales price per ton for the nine months ended June 30, 2004 is due to a more favorable mix of shipments to customers with higher salt prices resulting from harsher weather conditions in areas with higher sales prices per ton as compared to the mix of shipments in the same period of fiscal 2003.

Gross Income

Gross income of $24.8 million for the first nine months of fiscal 2004 increased $2.7 million, or 12.17%, compared to $22.1 million for the same period in fiscal 2003. This increase was attributable primarily to the higher sales prices coupled with essentially flat costs of sales. Combined, total cost of sales decreased slightly by $0.3 million, or 0.41%, as compared to the same period in fiscal 2003. Components of cost of sales changed as follows:

•	Cost of sales—freight and handling for the nine months ended June 30, 2004 of $40.3 million decreased slightly by $0.5 million, or 0.13%, as compared to the same period in fiscal 2003. Cost of sales—freight and handling remained essentially flat for the nine months ended June 30, 2004 despite the increase in average gross sales prices. Typically, freight charges increase along with sales prices, as the price of salt generally increases as the distance from a salt mine increases. Ordinarily, there is some margin erosion associated with greater shipping distances as freight and handling increases are not fully covered by the increased sales prices. However, as a result of our logistics improvement initiatives, we were successful in delivering salt at higher average gross sales prices, while limiting the corresponding shipping cost increases, thereby contributing significantly to the 12.17% increase in gross income.

•	Cost of sales—products for the nine months ended June 30, 2004 totaled $26.4 million and decreased slightly, by $0.2 million, as compared to the same period in fiscal 2003. Included within the $26.4 million product cost for the nine months ended June 30, 2004 is an additional $0.7 million of NOMI expense. Adjusted for this charge, the cost of sales—products on a per ton basis decreased by approximately 3.28% as compared to the nine months ended June 30, 2003, reflecting the cost efficiencies gained from the mine having achieved full production capacity.

Operating Expenses

Operating expenses of $4.8 million for the first nine months of fiscal 2004 increased $0.5 million, or 12.12%, compared to $4.3 million for the same period in fiscal 2003. Operating expenses primarily consist of selling, general and administrative expenses, miscellaneous overhead and non-production related depreciation and amortization expenses. This increase is primarily attributable to the $0.5 million increase for legal fees related to the ongoing litigation with our EPC Contractor. See “Business—Legal Matters.”

Other Income (Expense)

Other expense of $8.2 million for the first nine months of fiscal 2004 increased $4.9 million, or 153.52%, compared to $3.2 million for the same period in fiscal 2003. Other expense primarily consists of interest expense on our credit facilities and other related financing charges. Total interest expense of $5.3 million for the first nine months of fiscal 2004 increased $2.0 million or 60.51% compared to $3.3 million for the same period in fiscal 2003 due to the new financing that closed in March 2004. The other interest expense was primarily the result of $1.9 million of prepayment penalties that were incurred from exiting the prior financing arrangement and $0.8 million related to the write off of capitalized financing costs relating to the prior financing arrangement. The increase in other financing charges is attributed to amendment fees incurred from the prior financing arrangement.

Year Ended September 30, 2003 Compared to Year Ended September 30, 2002

Sales

Total sales for fiscal 2003 of $95.5 million increased $53.6 million, or 128%, compared to $41.9 million in fiscal 2002. The $53.6 million increase resulted from a 150% increase in sales volumes, offset by a decrease of 8.7% in the average sales price per ton. Both the sales volume increase and sales price decrease were, in part, a function of our planned market penetration efforts. In line with our increasing capacities, we increased our 2003 awarded contracts by 1.1 million tons over 2002 volumes, which resulted in an anticipated decline in the average sales price per ton. Our average sales prices were also impacted by the market-wide decline in prices following the unusually mild 2001-2002 winter. Actual fiscal 2003 sales volumes then exceeded our awarded contract total by an additional 800,000 tons, due to strong demand throughout our market area resulting from the harsh 2002-2003 winter weather.

Gross Income

Gross income for fiscal 2003 of $23.8 million increased $10.6 million, or 80%, compared to $13.2 million for fiscal 2002, attributable primarily to higher sales volumes. Combined, total cost of sales remained flat on a per ton basis, resulting in a decline in fiscal 2003 gross income per ton equal to the per ton decline in average sales price. Components of costs of sales changed as follows:

•	Cost of sales—products for fiscal 2003 improved by 13% on a per ton basis as compared to fiscal 2002, reflecting continued production efficiencies gained as the mine neared full production capacity. Fiscal 2003 production costs decreased despite the impact of starting the year with higher cost salt inventory from the mine’s ramp-up phase.

•	Cost of sales—freight and handling for fiscal 2003 increased by 11% on a per ton basis as compared to fiscal 2002. As anticipated, freight charges increased commensurate with increased shipping distances required to serve our significantly expanded markets. In addition, we incurred excess freight, handling and customer penalties in fiscal 2003 because we had not yet attained our current stockpile and distribution capacities in time to meet the extraordinary demand of the 2002-2003 winter. We estimate such excess costs, including penalties and incremental costs to reposition stockpiled inventory, totaled approximately $1.2 million.

Operating Expenses

Operating expenses for fiscal 2003 of $6.1 million increased $1.1 million, or 22%, compared to $5.0 million for fiscal 2002. Operating expenses primarily consist of selling, general and administrative expenses, miscellaneous overhead and non-production related depreciation and amortization expenses. Approximately $0.4 million of the increase was due to additional offsite stockpiles to support our sales growth, with the remainder attributable to increased operating overhead and increased legal expenses related to the litigation with the EPC Contractor.

Other Income (Expense)

Other expense for fiscal 2003 of $4.2 million decreased $0.9 million, or 18%, compared to $5.1 million for fiscal 2002. Other expense primarily consists of interest expense on our credit facilities, as well as other related financing charges, partially offset by other income from gains on disposal of assets, if any. The decrease was primarily the result of lower outstanding debt balances due to $8.2 million of principal repayments made on our long term debt during the period and decreased amendment fees paid to our lenders.

Year Ended September 30, 2002 Compared to Year Ended September 30, 2001

Sales

Total sales for fiscal 2002 of $41.9 million increased $12.8 million, or 44%, compared to $29.1 million in 2001. The $12.8 million increase resulted from a 24% increase in sales volumes, coupled with a 15.9% increase in the average sales price per ton. The 15.9% sales price increase in fiscal 2002 resulted from two consecutive years of harsh winter weather conditions in our target markets.

Gross Income

Gross income for fiscal 2002 of $13.2 million increased $9.9 million, or 294%, compared to $3.4 million for 2001. The increase in gross profit was driven by our significant increase in sales volume relative to the moderate increase in combined costs of sales. Components of costs of sales changed as follows:

•	Cost of sales—products for fiscal 2002 improved by 26% on a per ton basis as compared to fiscal 2001, reflecting efficiencies gained as a result of continued expansion of underground mining areas, or faces, producing increased tonnage amounts to more effectively cover the existing fixed costs of our production facilities.

•	Cost of sales—freight and handling for fiscal 2002 increased by 9% on a per ton basis as compared to fiscal 2001, commensurate with increased shipping distances required to serve our expanded markets.

Operating Expenses

Operating expenses for fiscal 2002 of $5.0 million increased $1.0 million, or 25%, compared to $4.0 million for fiscal 2001. Operating expenses primarily consist of selling, general and administrative expenses, miscellaneous overhead and non-production related depreciation and amortization expenses. Approximately $0.5 million of the increase was due to additional offsite stockpiles to support our sales growth and $0.5 million was due to increased non-production related depreciation and amortization.

Other Income (Expense)

Other expense for fiscal 2002 of $5.1 million increased $2.4 million, or 88%, compared to other expense of $2.7 million in fiscal 2001. Other expense primarily consists of interest expense on our credit facilities, as well as other related financing charges, partially offset by other income from gains on disposal of assets, if any. Net interest expense accounted for $2.0 million of the increase, due primarily to the substantial completion of our mine in December 2001, which signified the end of the interest capitalization period.

Liquidity and Capital Resources

Historical Cash Flow

We have used the cash generated from operations, borrowings under revolving lines of credit and borrowings under construction and post-construction financing facilities to meet our working capital needs and to fund capital expenditures. The Company’s strong operating results facilitated the closure of permanent long term financing on March 17, 2004. This financing consisted of the $100.0 million of outstanding notes, our new bank term loan financing in the amount of $32.1 million, which was issued but not drawn as support of a $32.1 million letter of credit, as well as our $30.0 million working capital facility. These proceeds, along with cash on hand, were used to repay our construction debt and related fees, together totaling $71.3 million, to make a distribution to our members of $41.4 million, and to pay accrued NOMI liability of $3.2 million.

Our changes in cash flows from fiscal 2001 through the most recent quarter ended June 30, 2004 reflect the evolution of our business from the mine construction phase, through capacity ramp-up, to our current fully operational stage. Liquidity in fiscal 2001 was provided by our construction related credit facilities, whereas liquidity in fiscal 2003 was provided by our operating activities. Our primary sources of liquidity will continue to be cash flow from operations and borrowings under our new bank facility. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources. Additional information regarding our cash flows for the nine-month period ended June 30, 2004 is provided below.

Operating Activities. Net cash provided by operating activities was $28.6 million for the first nine months of fiscal 2004 compared to $29.0 million during the same period in fiscal 2003. While there was little change between the two periods in the amount of cash provided by operating activities, the composition of our operating activities contributing to those amounts differed in that net income for the nine months ended June 30, 2004 decreased by $2.8 million as compared to the same period in fiscal 2003. The decrease in net income was due to an increase in earnings offset by prepayment penalties of $1.9 million, the write-off of the $0.8 million of financing costs capitalized under the prior financing agreement, and increased NOMI expense of $0.7 million. The decrease in net income was offset by greater amounts of working capital converting to cash during the nine months ended June 30, 2004 as compared to the same period in fiscal 2003, as well as slightly increased non-cash charges for depreciation, depletion and amortization. Such a conversion of working capital into cash during the off-peak sales period is typical because the winter season is completed, prior season inventory has been sold and receivables for the most part have been converted to cash.

Net cash provided by operating activities was $18.2 million in fiscal 2003 as compared to $1.8 million net cash used in operating activities in fiscal 2002. The increase in cash earnings was due to the significant growth in fiscal 2003 sales and profitability. The $1.5 million use of working capital was also a function of sales growth, which increased accounts receivable by $5.2 million and decreased inventory by $3.9 million.

Net cash used in operating activities was $1.8 million in fiscal 2002 as compared to $8.0 million used in fiscal 2001. The increase in working capital uses in fiscal 2002 was necessitated by our continued growth in production and distribution capacity.

Investing Activities. Net cash flow used by investing activities for the first nine months of fiscal 2004 and 2003 was $2.2 million and $1.5 million, respectively. These cash flows primarily consisted of maintenance-related capital expenditures of $1.6 million and $1.5 million during the nine months ended June 30, 2004 and 2003, respectively. We invested $0.7 million in the exercise of our options to purchase additional salt deposit rights in the first nine months of fiscal 2004.

During fiscal 2003 and 2002, we invested primarily in maintenance capital equipment expenditures totaling $2.7 million and $3.2 million, respectively. During fiscal 2001, we invested $10.7 million in Mine Development Expenditures related to the construction of our mine. Such Mine Development Expenditures declined to $0.1 million in fiscal 2002 and to zero in fiscal 2003 as the mine had achieved substantial completion. Expenditures for property and equipment have likewise declined from $5.3 million in 2001 to $3.2 million in fiscal 2002 and $2.7 million in fiscal 2003, again reflecting the substantial completion of our mine construction and capacity expansion program.

The Company is also entitled to various grants from governmental agencies, which provide assistance in connection with construction of certain facilities. These programs are described in more detail in footnote 10 of the notes to our audited financial statements included elsewhere in this prospectus. The Company received proceeds of $0.3 million under one of these programs in fiscal 2003.

Financing Activities. Net cash used in financing activities was $28.9 million for the first nine months of fiscal 2004 as compared to $15.3 million used during the same period in fiscal 2003. During the nine months ended June 30, 2004, the net use of $28.9 million of cash was the result of the construction debt refinancing, the payment of a dividend and the seasonal repayment of our revolving line of credit. During the nine months ended June 30, 2003, the net use of $15.3 million of cash was the result of scheduled repayments on our construction debt and the seasonal repayment of our revolving line of credit.

During the nine months ended June 30, 2004, we used the $100.0 million proceeds from the outstanding notes, plus available cash, to repay long-term construction debt of $64.2 million, to make a distribution of $41.4 million to existing members, and to pay $7.5 million of transaction expenses in connection with the new financing. The $64.2 million consisted of the retirement of the $48.8 million senior secured construction debt and the $15.4 million subordinated construction debt. In addition, payments were made to the Non–Operating Mineral Interest (NOMI) holders of $4.5 million during the first nine months of fiscal 2004. This amount represented the amount accrued and payable for salt sold by the Company from our inception through June 30, 2004. NOMI payments are included in borrowings and (repayments) of related party payables. No such payments were made for the first nine months of fiscal 2003. The first required sinking fund payment under our new credit facility of $0.6 million for the un-drawn $32.1 million term loan was made on June 30, 2004. This payment is shown on our balance sheet as restricted cash.

On a net basis, seasonal repayments made on our existing revolving line of credit, which was paid in full in March 2004, totaled $12.4 million and $13.5 million for the nine months ended June 30, 2004 and 2003, respectively.

Net cash used in financing activities was $9.4 million in fiscal 2003, primarily due to $8.2 million of repayments made on our long-term debt. In addition, we had $20.3 million of borrowings and $21.4 million of repayments on our existing revolving line of credit during fiscal 2003. Net cash provided by financing activities was $4.0 million in fiscal 2002, primarily due to $5.7 million of repayments made during the period on our long-term debt, offset by $7.7 million of net borrowings under our existing revolving line of credit and a $2.1 million increase in related party payables. The $2.1 million increase in related party payables was comprised of $0.6 million of increased accrued NOMI expense payable to NOMI holders and $2.1 million of increased accrued interest expense payable to a lender who is also a member of the Company, offset by $0.7 million of decreased payables for various other related party goods and services. Net cash provided by financing activities was $24.3 million in fiscal 2001, primarily due to $20.0 million of borrowings on our long-term debt principally used to fund mine construction. In addition, we had $10.0 million of borrowings and $5.9 million of repayments on our existing revolving line of credit during fiscal 2001, providing net cash from revolver financings of $4.1 million used to fund our increased working capital requirements.

Concurrently with the completion of the offering of the outstanding notes, we repaid all of our existing indebtedness other than a $0.2 million subordinated note. Our new Bank Facility is in the aggregate principal amount of $62.1 million and consists of (a) a $32.1 million term loan facility, and (b) a $30.0 million working capital facility. The term loan facility was used to support the ongoing litigation with the EPC Contractor. See “Business—Legal Matters.” More specifically, the lenders issued a $32.1 million letter of credit, which may be drawn against for purposes of the litigation. Upon conclusion of the litigation, the facility will convert to a term loan. The working capital facility permits us to borrow up to $30.0 million in revolving loans with a sublimit available for the issuance of letters of credit. Availability of the working capital facility is subject to a borrowing base formula. As of June 30, 2004, after giving effect to the offering and the use of proceeds as described under “Use of Proceeds,” we had $0.0 drawn and $4.1 million of standby letters of credit outstanding under the working capital facility with approximately $5.0 million of remaining availability thereunder. All borrowings are subject to the satisfaction of customary conditions, including absence of default and the continued accuracy of representations and warranties.

Seasonality

We experience a substantial amount of seasonality in salt sales. The result of this seasonality is that sales and operating income are generally higher in the first and fourth quarters and lower during the second and third quarters of each calendar year. Sales of highway and consumer deicing salt products are seasonal as they vary based on the severity of the winter conditions in areas where the product is used. Following industry practice, we and our customers stockpile significant quantities of deicing salt in the second, third and fourth calendar quarters.

Contractual Cash Obligations

The following table summarizes our contractual cash obligations as of September 30, 2003, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payment due by period
	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	5 or more years
	(dollars in thousands)
Long-Term Debt Obligations	$64,367	$50,239	$1,315	$12,695	$26	$92
Capital Lease Obligations	—	—	—	—	—	—
Operating Lease Obligations	43,725	3,918	3,780	3,543	3,346	29,138
Purchase Obligations	2,326	939	939	448	—	—
Working Capital Facility (including letters of credit)	12,380	12,380	—	—	—	—
Total	$122,798	$67,476	$6,034	$16,686	$3,372	$29,230

Quantitative and Qualitative Disclosures about Market Risk

The Company’s business is subject to a variety of market risks, including but not limited to, interest rate risks and commodity pricing risks. Although the notes have a fixed interest rate, the Company’s new Bank Facility is subject to variable interest rates keyed to LIBOR. As of June 30, 2004, the Company did not have any borrowings against those facilities.

As of June 30, 2004, we had $100.0 million of debt outstanding under the notes, and $0.0 outstanding under our new Bank Facility. The notes bear interest at a rate of 9.5% per annum and borrowings under our new Bank Facility are subject to a variable rate. As of June 30, 2004 the variable rate was 4.94%. As of June 30, 2004, no monies were drawn against the $32.1 million letter of credit and $0.0 million was drawn and $4.0 million of standby letters of credit were outstanding under the working capital facility.

Our earnings and cash flows are affected by changes in interest rates applicable to our new Bank Facility. Assuming our current debt structure, plus a fully drawn $32.1 million term loan facility had been in place since October 1, 2003, and an average level of borrowings from our revolving credit facility at variable rates, and assuming a one hundred basis point increase in the average interest rate under these borrowings, it is estimated that our interest expense for the nine months ended June 30, 2004 would have increased by approximately $0.3 million.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“VIE’s”). Until now, a company generally included another entity in the consolidated financial statements only if it controlled the entity through voting interests. The FASB determined that this approach was not effective in identifying controlling financial interests in entities that are controlled through means other than voting interests, or in which the equity investors do not bear the residual economic risks and rewards of ownership. The Interpretation requires a VIE to be consolidated by a company if that company is the “primary beneficiary” of that entity. The primary beneficiary is normally the entity that derives the majority of the VIE’s residual losses or returns, or both. The effective date for FIN 46 was deferred until the beginning of the first interim or annual reporting period beginning after March 15, 2004. Our adoption of FIN 46 did not have any impact on our financial statements.

BUSINESS

Company Overview

We are a producer of highway deicing rock salt in North America. We own and operate a rock salt mine located approximately 35 miles south of Rochester, New York. Our mine is strategically located in the heart of the western and central New York and Pennsylvania snow belt, with convenient on-site access to truck and rail transportation. The location of our mine and our access to interstate highway and rail transportation provide significant freight advantages in serving our target markets in western and central New York and Pennsylvania, which are consistently impacted by lake-effect snow and harsh winter weather conditions.

The construction of our mine was substantially completed in December 2001, making it the first new rock salt mine to open in the United States since 1961. As a newly constructed mine, we believe we enjoy more effective mining techniques, more efficient production processes and hence lower production costs than older mines. Our mine has a base production capacity of over 3.0 million tons per year with an incremental swing capacity (additional production achieved by adding overtime in response to favorable market conditions) of approximately 1.5 million tons per year, to achieve a total production level of 4.5 million tons per year.

Our principal customers are government agencies that purchase rock salt for ice control on public roadways. Our served market area encompasses New York, Pennsylvania, Ohio and eight other states. New York and Pennsylvania accounted for 76% of our sales for fiscal year 2003. As a result of our low production costs, location of our mine and logistical competitive advantages, we have steadily increased our sales within our target markets. From fiscal year 2001 to 2003, we increased our sales volume from 1.0 million tons to 3.2 million tons, and our revenues from $29.1 million to $95.5 million. This increase in sales corresponds to the increase in the production capacity of our mine—as capacity came online, our market share correspondingly increased. For fiscal 2004, we have been awarded contracts for over 26% more tonnage as compared to last year’s contract awards. Over the past seven winters, through June 30, 2004, we have, on average, sold approximately 102% of our awarded tonnage.

We have mineral rights to over 10,000 underground acres, of which more than 80% are located within a one-mile radius of our drill holes. Based solely on data extrapolated from areas within that one-mile radius, we believe that we have approximately 8,120 acres of proven salt reserves with over 56 years of remaining mineable reserves at the current production rate of 3.0 million tons per year. In addition, we operate 21 distribution centers in eight states for storage and distribution of rock salt and we operate a fleet of approximately 1,000 rail cars. We believe that our cash flows are not materially impacted by economic cycles due to the stable end use markets for rock salt and the lack of cost effective alternatives.

Business Strengths

Location. We believe that we are ideally sited to serve our target market, which is consistently impacted by large amounts of lake-effect snow. Lake-effect snow is generated from the temperature contrast between the arctic air moving west-to-east over the relatively warm waters of the Great Lakes. When the moisture-rich air mass moves from the Great Lakes over the cooler land mass in western New York and Pennsylvania, large and consistent snowfalls result. Based on 1955-1998 National Weather Service data, for cities with a population greater than 100,000, the top four cities with the most snowfall were Rochester, New York; Buffalo, New York; Syracuse, New York; and Erie, Pennsylvania, all of which are customers located within our target market area. We are located in the heart of this target market, just 35 miles south of Rochester, 65 miles east of Buffalo, 100 miles west of Syracuse and directly north of the portions of Pennsylvania that are also the most heavily impacted by lake-effect winter weather.

Logistical Capabilities. In addition to our location in the heart of the western and central New York and Pennsylvania snow belt, we have full logistical capabilities at our mine. We are located adjacent to Interstate 390, with an exit approximately 3/10 of a mile from our front gate. We also have on-site rail loading capabilities and ready access to three Class A long-haul rail lines. Our access to truck and rail transportation allows us to minimize shipping and handling costs which constitute a significant portion of the overall delivered cost of rock salt. The following maps show the location of, and access to road and rail transportation from, our mine:

Leading Market Position in Targeted Markets. We are among the largest rock salt producers in North America. We have steadily increased our sales within our target markets. From fiscal year 2001 to 2003, we increased our sales volume from 1.0 million tons to 3.2 million tons, and our revenues from $29.1 million to $95.5 million. This increase in sales corresponds to the increase in the production capacity of our mine—as capacity came online, our market share correspondingly increased. We do not expect our growth rate in sales to continue at the same rate as the growth we experienced from fiscal 2001 to fiscal 2003. We intend to leverage our leading market position, maintain our current rock salt base production and sales levels at approximately 3.0 million tons per year, and focus on increasing profitability. Based on bids for the winter 2003–2004 season where we had received bid results, we believe we were the market leader with awarded bids representing approximately 32% of the combined markets for the states of New York, Pennsylvania, Massachusetts, Ohio, Connecticut, New Hampshire and Vermont.

Significant Barriers to Entry. Salt mines are expensive and time-consuming to build and obtain permits to operate. Our mineral rights are strategically located in western New York, which places our mine within trucking distance of some of the largest customers of rock salt in North America. Our new mine’s capacity replaced the capacity of the Akzo Nobel rock salt mine in Retsof, New York, which was seven miles away and extracted salt from the same contiguous salt seam. The Retsof mine operated continuously by Akzo Nobel and its predecessors for over 110 years before being closed by Akzo Nobel in 1994. The planning and zoning approval process for our mine began in the 1960’s. In addition, the acquisition of mineral rights, mining permit process, state and local approval process, design engineering and construction of our mine required more than five years and $156.9 million of capital to complete. As such, it is highly unlikely that a new market entrant would be able to locate and secure mining rights to a comparable mineral reserve and construct a mine in close proximity to our strategic location.

Consistent, Strong Demand. While actual annual demand for rock salt is subject to variations in snow and ice conditions, the overriding concern for public safety on roads and highways and the absence of cost effective alternatives insulate the demand for rock salt from economic cycles. While winter weather conditions in individual markets can vary from year to year, our target markets in New York and Pennsylvania are the most impacted by harsh winter snow and ice conditions and overall demand across the region is relatively stable. We estimate that our served markets in New York, Pennsylvania, Ohio and eight other states have an aggregate regional demand for over 9.3 million tons per year of rock salt, and Pennsylvania and New England have no operating rock salt mines. In addition, most of our sales are based on annual supply contracts with set pricing and reserved volume and are generally awarded on the basis of lowest price of bids tendered.

Strong Free Cash Flow Generation. We believe that our high margins are the result of our low production costs and location, which result in low freight costs and low total delivered product cost. Salt mines and mining operations are long-lived assets. Our rock salt mine is brand new and, based solely on data extrapolated from areas within a one-mile radius of our drill holes, we believe that our mine currently has over 56 years of remaining mineable reserves at the current production rate of 3.0 million tons per year. We believe that we have adequate production capacity to serve our target markets without any significant additional capital spending. Our low maintenance capital spending requirements of under $3.0 million per annum and our high margins provide us with strong free cash flow available to pay down debt.

Limited Customer Credit Risk. Nearly 90% of our customers are state and local governments, municipalities and agencies, which have limited risk of non-payment or default on their obligations. Therefore, we use a specific identification approach to receivables reserves and write-offs. As of June 30, 2004, with $320.2 million of aggregate sales, we had written off only $132,286 of uncollected receivables and have reserved for an additional $43,757. No single customer accounted for more than 5% of our annual sales during fiscal year 2003.

Experienced Management Team. Our executive management is comprised of an entrepreneurial executive management team with experience in the mining and distribution industries. The executive management team has a highly successful track record—from developing and constructing the first greenfield rock salt mine in the United States since 1961—to operating a highly profitable mine. Members of our senior management have over 30 years of marketing experience in the highway deicing rock salt industry. We recruited highly experienced salt mining personnel from Akzo Nobel Salt to instill effective and safe mining procedures. In addition, we recruited distribution managers from the oil and gas industry to provide us with expertise in distribution and logistics.

Business Strategy

Our business strategy is focused on increasing our profitability. We intend to increase our profits and margins by improving our net pricing (either through improved bidding results or logistics improvements), introducing higher value-added products and improving our production efficiency.

We intend to leverage our leading market position and maintain our current rock salt base production level at approximately 3.0 million tons per year. By maintaining, but not materially increasing, our share of the highway deicing business in our target markets, we believe we are better positioned to improve our profitability.

We have recently commenced several initiatives designed to increase our already strong profitability. These initiatives include:

•	Freight cost reduction. We retained a leading logistics consulting firm to assist in reducing freight costs, focusing initially on rail freight expenses. To date, near term savings opportunities of over $500,000 per year have been identified and intermediate term savings are currently being evaluated. Internally, we have a small trucking operation to create a better understanding of truck transportation and to assist in reducing our trucking expense.

•	Optimization system for pricing, bidding and distribution. We have started developing a fully integrated optimization system for pricing, bidding and distribution, which should help increase our net profitability after freight and handling costs. We believe that the system will be ready for the 2004-2005 winter bidding season and will further enhance our already strong analytical approach to the bidding process. Some of the initial analyses produced by the system are currently being used to improve delivery efficiencies.

•

New product offerings. We believe that we can increase sales and profitability by directly offering value-added deicing products that are believed to improve the application of salt to roads and permit the conditioning of roads prior to the impact of snow and ice. To date, we have participated in this market to a limited extent, operating largely through partners. We are currently studying the market and are considering offering several value-added, proprietary products within the next several years. Ultimately, as the supplier located physically closest to our target market, our fundamental logistical advantages may prove important in this area. We believe that this market is growing and that in launching these products we will be taking market share primarily from value added processors, not other salt producers.

•	Increased focus on packaged products. We currently produce a limited amount of high margin, bagged rock salt for commercial and retail end users. We have conducted branding and production studies analyzing the cost of significantly expanding the our ability to produce packaged products. We believe we could become a significant competitor in this market with a small (less than $700,000) investment in capital equipment. At this time, we are developing our marketing plan. It is expected that these packaged products will include some of the additives marketed to our bulk-salt customers discussed above under “New product offerings.”

Industry Overview

Over the past 30 years, the aggregate tons produced and price per ton sold in the United States highway deicing salt industry have increased by 1.6% and 4.9% per annum, respectively, resulting in a total average annual market increase of 6.5% during the period. While actual annual demand for rock salt is subject to variations in snow and ice conditions, the lack of cost effective alternatives, steadily increasing highway infrastructure and the overriding concern for public safety insulates the demand for rock salt from economic cycles.

Rock salt is the principal deicing agent used in the United States due to its effectiveness, low cost and availability. It is easy to ship, handle, store and apply, and is non-toxic and relatively harmless to the environment when properly used. A suitable cost-effective alternative deicing agent does not exist at this time. For example, calcium chloride, the next most cost-efficient product for highway deicing, costs approximately five times more to purchase. Other alternatives, such as sand and other abrasives, cannot melt snow or ice, require larger quantities, more frequent application and expensive clean-up, and may even increase road safety hazards.

The deicing rock salt market is a highly regional one with a limited number of producers. Transportation and handling costs constitute a significant portion of the overall delivered cost of rock salt, as a result, the proximity of a mine to end users can provide a significant cost advantage.

New York State and the surrounding regions are some of the hardest hit segments of the nation in terms of severe snow and ice conditions. Our primary markets in western and central New York and Pennsylvania are consistently impacted by lake-effect snow. Harsh winters and a very large, mobile population cause New York State and its local municipalities consistently to be the largest consumers of rock salt in the nation. We estimate that annual purchases by New York State and its local municipalities over the last four winter seasons have averaged over 3.0 million tons. Pennsylvania is also a major consumer of rock salt, but no salt is mined within the state. We estimate that, over the same period, annual purchases by Pennsylvania and its local municipalities averaged approximately 1.7 million tons.

Background

Company History

Our mine was first conceived by Akzo Nobel Salt, Inc. (including its predecessors) in the early 1960’s to eventually replace and/or supplement its rock salt mine at nearby Retsof, New York, which had been in operation since 1885. Mineral rights were acquired over time and state and local planning decisions were made in anticipation of our mine’s eventual development including (a) proper zoning, (b) bounding the site by Interstate Route 390 (I-390) to the west, Route 408 to the south, and Route 63 to the east, and (c) leaving room for a railroad spur to pass under I-390.

In March 1994, the Retsof mine began flooding due to a roof failure in one area of the mine. A portion of the Retsof mine was located beneath the Genesee River Valley and the roof failure occurred under a section of the Genesee River Valley, which contained an underground aquifer which was the source of the inflows. In response, Akzo accelerated the development process for the construction of the new mine and spent nearly two years completing the construction design plan and securing the necessary mining and environmental permits required for a new salt mine. As part of the mine permitting process, all concerns raised by the flooding of the Retsof mine were studied and addressed to the satisfaction of the appropriate regulators and the local communities. However, in August 1996, the Netherlands-based senior management of Akzo’s parent decided to exit the United States rock salt business and entered into an agreement to sell nearly all of its United States salt operations—except the assets related to our mine—to Cargill, Inc., which operated the only other rock salt mine in New York State, located in Lansing, about 10 miles north of Ithaca.

In January 1997, American Rock Salt was formed and the Company’s founding members entered into a $4.2 million asset purchase agreement with Akzo to acquire the assets related to our mine. The assets consisted primarily of mining and environmental permits, surface acreage, mineral rights and mineral rights options, certain mining equipment and certain business information and records (consisting principally of all project-related surveys, geological exploration studies, engineering reports, construction drawings and design plans). Management believes it purchased these assets at a significant discount to their original cost. The Company did not acquire any interest in the Retsof mine when it acquired mineral and mine rights from Akzo.

Our founding members negotiated a package of governmental grants, loans, tax credits, waivers and abatements valued at over $25 million to help develop our mine. Included in the package were over $8.5 million in grants from New York State, a $9.8 million grant to the Genesee & Wyoming Railroad for construction of a railroad spur, a $0.6 million grant to the local water authority for the mine area, and a 30-year local property tax discount agreement.

In May 1997, we began selectively building a market presence by utilizing salt made available as a result of an April 1997 antitrust consent decree (the “Cargill Settlement”) entered into by Cargill and, collectively, the U.S. Department of Justice and the Attorneys General of the States of New York, Pennsylvania and Ohio. The Cargill Settlement was intended to preserve competition in the bidding and sale of deicing salt in the Northeast interior market in the period preceding the completion of our mine. The Cargill Settlement was a four-year salt supply agreement, under which Cargill agreed to supply the Company with approximately 2.3 million tons of salt at a substantial discount from market prices and to assign 11 distribution stockpiles, including the related operator agreements and all property and site improvements at the stockpiles, free of charge.

Construction of our mine began in November 1998. The work was performed by the EPC Contractor under a fixed-price (subject to limited exceptions), turnkey engineering, procurement and construction contract (the “EPC Contract”). The EPC Contract was originally valued at approximately $70.7 million plus related costs of approximately $1.0 million. The EPC Contract did not include any of the mobile mining equipment necessary to operate our mine, which was separately purchased by the Company. Our mine was turned over to the Company in December 2001. Through August 2002, the management of the Company made modifications to improve the mine, fine-tuned its processes, and ramped-up production. We are currently in litigation with the EPC Contractor. See “Business—Legal Matters.”

Mineral Rights

We currently own or have the rights to approximately 10,000 acres, of which more than 80% are located within a one-mile radius of our drill holes. Based solely on data extrapolated from areas located within that one-mile radius, we believe that we have approximately 8,120 acres of proven mineral rights. We pay a royalty related to the acquisition of mineral rights of 2.5% of the gross income from the mine as reported for purposes of computing percentage depletion for federal income tax purposes. The consistency and quality of the underlying salt deposit has been verified by numerous geological surveys performed by Akzo and its predecessors. As part of the verification of the salt reserves and of the mining permit application process, the consulting firm of Alpha

Geosciences, Inc. was retained by Akzo to conduct the geologic exploration program for the mine and to provide geologic logs of holes drilled to establish the thickness, depth, continuity, and quality of the salt reserves.

We are currently mining the B6 Salt Seam, which averages over 19 feet in thickness over the more than 8,000 acres of mineral rights owned by the Company within a one-mile radius of our drill holes and equates to approximately 300 million tons of in-place salt reserves. This is the same seam that was mined continuously for over 110 years at the Retsof mine. To ensure our mine’s working stability, an average of approximately six feet of salt in total is left in place in the mine’s roof and floor, and with a 60% extraction ratio in the production areas, the remaining 40% is retained as solid permanent pillars. The remaining 180 million tons of salt equal the in-place future mineable reserves. Based on tests conducted to date, exploratory results and the quality control measures discussed below, and further based on mining history within the region of our mine, management believes that all of such reserves meet applicable industry standards, including standards requiring an average sodium chloride (NaCl) content of over 97%. A total of 8.6 million tons have been extracted through June 30, 2004, leaving approximately 56 years of mineable reserves at a constant production rate of 3.0 million tons per year. Depletion of salt deposits and mineral rights occurs as the minerals are extracted, based on units of production and engineering estimates of total reserves. The reserve estimates are primarily a function of the area and volume covered by the mining rights and estimates of extraction rates utilized by the Company with the reasonable expectation of reliably operating the mine on a long-term basis. The above estimates are based solely on data extrapolated from areas located within a one-mile radius of our drill holes. We also own approximately 2,000 additional acres of mineral rights beyond that one-mile radius. Established criteria for proven and probable reserves are primarily applicable to mining deposits of discontinuous metal, where both presence of ore and its variable grade need to be precisely identified. However, the massive continuous nature of evaporative deposits, such as salts, require proportionately less data for the same degree of confidence in mineral reserves, both in terms of quantity and quality. Reserve studies performed by Akzo, its predecessors and a third-party engineering firm suggest that our salt reserves most closely resemble proven reserves and we have therefore classified our reserves as proven reserves.

We have established Quality Assurance/Quality Control (QA/QC) measures to ensure that our products meet the specifications of the customers we serve. Among other things, we conduct random sample testing on a daily basis to determine the physical properties, chemical properties and moisture content of our salt. This testing is designed to ensure that our salt meets customer standards and the industry standards published by ASTM International, including standards related to sodium chloride (NaCl) content.

Production Method

We use the drill and blast mining method at our mine. Rooms are mined in a planned pattern by undercutting, drilling and blasting. An undercutter cuts a horizontal slot or kerf along the floor of the advancing room to provide a second free face for blasting. A drilling rig drills a series of holes into the face, and an ammonium nitrate-fuel oil mixture is pneumatically packed into the holes. The room is then blasted, creating a “muck” pile of salt ready to be transported to underground crushing and screening stations. Large mining vehicles move the blasted salt to conveyor belts which transport the salt to an underground screening plant, where further crushing and screening, if necessary, takes place. After crushing and screening, salt is automatically hoisted to the surface where it is directly loaded into railcars or trucks, or added to an on-site stockpile for later truck shipment. We believe that we have one of the most automated systems in the industry. After salt is placed on the conveyor belt, the processing and loading functions are completely automated. We believe that the mine and the operating equipment are maintained in good working condition.

Seasonality

The “salting” season runs primarily from October to March with the highest demand in December, January and February. Consumption of highway deicing rock salt is impacted by the severity of winter weather. While it is true that individual snow storms with large accumulations require a great deal of salt, numerous small snow and ice storms tend to require more salt. For example, we believe that a 2-inch snowstorm requires nearly as much salt as a 6-inch storm. It is the type of storm that dictates the frequency of application and the total amount of salt needed. In addition, freezing rain and ice storms also require substantial amounts of salt to combat.

Marketing and Distribution

Bid Market

Our principal customers are states, counties and municipalities that purchase bulk salt for ice control on public roadways. Annual supply contracts generally are awarded on the basis of lowest price of tendered bids once the purchaser is assured that the minimum requirements for purity, service and delivery can be met. The bid market eliminates the need for us to invest significant time and effort in marketing and advertising or to have a large direct sales force or network of dealers or distributors.

Salt is contracted at a “delivered price,” wherein the mine is responsible for substantially all of the freight and handling costs incurred to deliver the salt to the customer. Generally, the delivered price increases as the distance between the customer and the mine increases. While each mine generally can supply its local area cheaper than competitors, the competitive advantage is reduced as the distance from the mine increases.

Logistics

In our industry, salt sold to customers within 100-150 miles of a mine is usually shipped by truck directly to the customer from the stockpile located at a mine. All other salt is typically first shipped by rail to various strategically located stockpiles, stored until needed, and then shipped by truck from the stockpiles to customers. Salt sold locally is significantly more profitable due to: (i) lower transportation costs, (ii) lower handling costs as salt is moved only once from a mine to the customers, and (iii) elimination of expenses for off-site stockpile storage facilities.

Our marketing and distribution strategy takes advantage of our position as the low-cost provider of rock salt in the State of New York and surrounding regions. We sell into our target markets by distributing approximately 50% of our salt by direct truck shipments from our mine to customers in western New York and western Pennsylvania and distributing 50% by railcar to our 20 stockpiles which serve the rest of New York and Pennsylvania and the nine other states where we have sales. The concentrated demand period for rock salt, limited customer storage facilities and delivery distance considerations necessitate off-site stockpiles in order to deliver rock salt within 3-5 days of an order. The Company currently operates 20 such off-site stockpiles and plans to add three additional stockpiles in the next 12 months. The Company currently operates a fleet of approximately 1,000 railcars on a year-round basis to transport the salt from our mine to our stockpiles. In addition, we are located adjacent to Interstate 390 and have on-site rail loading capabilities and ready access to three Class A long-haul rail lines.

Market Area

New York State, and the area east and southeast of Lake Ontario and Lake Erie in particular, is one of the hardest hit areas of the country in terms of winter severity. Bad winters coupled with a very large, mobile population result in New York State consistently being the largest consumer of rock salt in the United States. Based on 1955-1998 National Weather Service data, for cities with a population greater than 100,000, the top four cities with the most snowfall were Rochester, New York; Buffalo, New York; Syracuse, New York; and Erie, Pennsylvania, all of which are customers located within our target market area. The harsh winter weather that western and central New York and Pennsylvania experience is in part attributable to a phenomenon known as lake-effect snow. Lake-effect snow is generated from the temperature contrast between cold arctic air moving west to east over the relatively warm waters of the Great Lakes. Generally, the greater the contrast between arctic air and water temperature, the greater the amount of snowfall. Lake-effect snows are common over the Great Lakes region because these large bodies of water can hold their summer heat well into the winter, rarely freeze over, and provide the long fetch (or the distance an air mass travels over water) which allows the air to gain the heat and moisture required to fuel the snow squalls. Furthermore, because winds accompanying arctic air masses generally originate from a southwest to northwest direction, lake-effect snow typically falls on the east or southeast sides of the lakes. Lake Ontario and Lake Erie stretch west to east lengthwise, which places western New York and Pennsylvania, located immediately east and southeast of the lakes, directly in the path of the largest west-to-east fetch in the United States.

New York State and the surrounding regions are some of the hardest hit segments of the nation in terms of severe snow and ice conditions. Our primary markets in western and central New York and Pennsylvania are consistently impacted by lake-effect snow. Harsh winters and a very large, mobile population cause New York State and its local municipalities consistently to be the largest consumers of rock salt in the nation. We estimate that annual purchases by New York State and its local municipalities over the last four winter seasons have averaged over 3.0 million tons. As of June 30, 2004, we had approximately 780 customers in New York State. Pennsylvania is also a major consumer of rock salt, but no salt is mined within the state. We estimate that Pennsylvania uses approximately 1.7 million tons of rock salt each year. Historically the Company has had a freight advantage into Pennsylvania on up to 1.0 million tons, utilizing a combination of direct truck from the mine and from stockpiles supplied by rail from the mine. As of June 30, 2004, we had approximately 1,030 customers in Pennsylvania.

Competition

Highway deicing salt is a highly regional market with a number of competitors that have significant cost advantages in the proximity of their production facilities. The geographic dispersion of rock salt mines allows some of our major competitors to prosper in their respective locales. United States rock salt mines are concentrated around the five major underground salt deposits in the United States and the primary means of competition among rock salt producers is price.

There are three large, integrated producers in the North American deicing market: Cargill, Inc., Compass Minerals Group, Inc. and Morton International. In addition to the three large, nationally recognized companies, there are several smaller, regional producers of highway deicing salt. There are also importers of salt into North America, and the imports are generally confined to the eastern seaboard of the United States.

Employees

The Company had 216 full-time employees as of June 30, 2004, including 153 hourly production workers. Most of the work force joined the Company with significant mining experience from the salt mine formerly located in nearby Retsof, New York. The Company has a labor agreement covering its hourly production employees with the Paper, Allied-Industrial, Chemical & Energy Workers International Union, Local 1-0763, formerly known as the Oil, Chemical and Atomic Workers International Union and its Local 8-763, which currently expires in October 2005, and believes its labor relations are excellent.

Salt mining is considerably less hazardous than other forms of underground mining and fatalities are few. In fact, the Company anticipates a decline in its workers’ compensation insurance rate for the mine’s underground workers starting in October 2004 as a result of a decline in the Company’s experience rating. In addition, there are no known long-term health problems associated with salt mining.

Environmental, Health and Safety Matters

The production and distribution of deicing products are subject to various federal, state and local laws and regulations that regulate: (i) the conduct of our mining operations, including safety procedures followed by our employees; (ii) the use of our products by our customers; (iii) the handling of raw materials; (iv) the air and water quality impacts of our facility; (v) the disposal, storage and management of hazardous and solid wastes; (vi) the remediation of contamination at our facility and sites; and (vii) post-mining land reclamation. The regulations governing these activities are subject to change from time to time, so that we cannot estimate with certainty the costs that we will incur to assure future compliance. We intend to comply with all applicable regulatory requirements associated with our business operations and will implement such modifications to our practices and to our facilities as may be necessary from time to time.

We did not make any material capital expenditures in order to comply with applicable environmental, health and safety standards during fiscal 2003, and we do not anticipate that we will make any material capital expenditures for such purpose during fiscal 2004.

Legal Matters

The Company is a party to a lawsuit with the EPC Contractor, a joint venture of Frontier-Kemper Contractors, Inc. and Flatiron Construction, LLC, which designed and constructed the Company’s mine facility. The contract required that the facility be accepted by December 2000 and contained provisions for liquidated damages in favor of the Company. Construction commenced in November 1998 and was substantially completed in December 2001. Facility acceptance has not yet occurred. In April 2001 the EPC Contractor commenced a lawsuit in the Western District of New York alleging a change in the scope of the contract, breach of contract, fraud and/or unilateral mistake. It requested a declaratory judgment and sought $27.0 million in compensatory damages and $10.0 million in punitive damages. The Company’s motion to dismiss portions of the EPC Contractor’s amended complaint, including the punitive damages claim, was granted in September 2002 and the only claims remaining are for breach of contract and declaratory judgment. The Company countersued in December 2001 against the EPC Contractor, the insurers, the bonding company and the brokers, claiming, among other things, liquidated damages, mismanagement, negligence, failure to provide required insurance, and misrepresentation. The losses the Company is claiming against the EPC Contractor in this litigation may exceed $35.0 million. The Company has moved for summary judgment on a number of major issues, which if successful would substantially limit the EPC Contractor’s remaining claims. The EPC Contractor has moved to oppose the Company’s countersuit. The two actions have been consolidated into a single action. In connection with this dispute, the EPC Contractor had filed a $29.0 million mechanics lien against the Hampton Corners mine property. The Company successfully discharged the lien via a surety bond posted for 110% of the lien amount, with the obligation for such surety bond secured by a $32.1 million letter of credit obtained as part of the Company’s new Bank Facility.

In addition, the Company is a party from time to time in various routine legal proceedings. These involve commercial claims, personal injury claims and workers’ compensation claims. While the Company cannot predict the outcome of such proceedings, it does not believe that these proceedings will have a material adverse effect on its business.

MANAGEMENT

The following table sets forth information with respect to our Managers, executive officers and key employees.

Name	Age	Position
Joseph G. Bucci	61	Vice Chairman of Operations, Plant Manager, Executive Committee Member and Class F Manager

Gunther K. Buerman	61	Chairman, Executive Committee Member and Class F Manager

Neil L. Cohen	43	Vice Chairman of Finance and Marketing, Executive Committee Member and Class F Manager

Donald B. Holman	57	Vice President of Marketing

Raymond R. Martel	47	Chief Financial Officer

Adam W. Ridell	64	Vice President of Engineering

Gary L. Perrin	48	Human Resources Manager

Gregory J. Norris	41	Engineering Manager

Charles T. Collins	39	Class A Manager

C. Wesley Gregory III	48	Class A Manager

Gregory O’Connell	62	Class A Manager

John M. Odenbach, Jr.	54	Class A Manager

E. Philip Saunders	67	Class A Manager

Thomas Terry, Jr.	71	Class A Manager

Board of Managers and Executive Committee

We have a nine-member Board of Managers and a three-member Executive Committee. The members of the Executive Committee, taken together, own a majority of the Company. The Executive Committee generally has the authority to exercise all the powers of the full Board of Managers, other than the power to take certain actions enumerated in the Company’s operating agreement. The members of the Executive Committee collectively fulfill the duties of chief executive officer. The Board of Managers consists of three Class F Managers, who are elected by the Class F Members, up to eight Class A Managers, who are elected by the Class A Members, and Honorary Managers, who are appointed by the Board of Managers. Each Class F Manager has three votes on all matters submitted to a vote of the Board of Managers, and each Class A Manager has one vote on all matters submitted to a vote of the Board of Managers. Honorary Managers are entitled to attend meetings of the Board of Managers but are not entitled to vote. Managers hold office until their successors are duly elected and qualified or their earlier removal or resignation.

A brief biography of each member of the Board of Managers is set forth below:

Executive Committee/Class F Managers

Joseph G. Bucci became a Manager of the Company and Vice President of Real Estate and Mineral Rights in October 1997. In 2002, he became Vice Chairman, Operations of the Company. Mr. Bucci is Plant Manager responsible for all production and the day to day operation of our mine. Mr. Bucci, founder and owner of Bucci Real Estate, has been involved in real estate since 1968. He has been responsible for the purchases of mineral rights on behalf of the former International Salt Company, Akzo Nobel Salt and the Company since 1974. Mr. Bucci serves on the board of directors of The Bank of Castile and the Livingston County Chamber of

Commerce. He holds a B.S. in history and education from SUNY Geneseo as well as New York State Certifications as a Licensed Real Estate Broker.

Gunther K. Buerman became a Manager of the Company in January 1997 and Chairman of the Board of Managers of the Company in 2002. He is the managing partner of Harris Beach LLP where he has been an associate or partner since 1968 in the area of corporate and commercial law. He serves on the board of directors of a number of private and non-profit entities. Mr. Buerman holds a J.D. from Syracuse University College of Law and a B.A. from St. Lawrence University.

Neil L. Cohen became a Manager of the Company in January 1997 and Vice Chairman of Finance and Marketing in 2002. He is the President and managing member of Cohen & Company, LLC, a venture capital/private equity firm he founded in 1994. Mr. Cohen is the Chairman of the board of directors of Safe3w, Inc., a director of Waste Reduction by Waste Reduction, Inc., and a board member of a number of non-profit organizations. Mr. Cohen holds an M.S. in Management with concentrations in corporate strategy, finance and management of technological innovation from MIT and a B.E.S. in Mathematical Sciences from The Johns Hopkins University.

Messrs. Bucci, Buerman and Cohen are parties to a voting agreement which limits the ability of any such person to vote on any changes to the Company’s operating agreement which would have the effect of removing any party to the voting agreement from the Executive Committee or amending the rules for voting for Class F Managers.

Class A Managers

Charles T. Collins became a Manager of the Company in November 1998. Mr. Collins served as the Company’s Chief Financial Officer from January 1997 to November 1998. He is the managing director of Cohen & Company, LLC, a venture capital/private equity firm he joined in 1996. Prior to joining Cohen & Company, Mr. Collins was a CPA and manager in the audit practice of Coopers & Lybrand, LLP, which he joined as an associate in 1988. Mr. Collins is a director of Safe3w, Inc. He holds a B.S. in Accounting from New York University.

C. Wesley Gregory, III became a Manager of the Company in November 1998. Mr. Gregory is owner and manager of WeCare Holdings LLC and its affiliated entities, which provide goods and services to the water, wastewater and solid wastes industry. Prior to founding the WeCare family of companies in 1998, Mr. Gregory founded Waste Stream Environmental, Inc. in 1987 to provide goods and services to the municipal wastewater industry.

Gregory O’Connell became a Manager of the Company in November 1998. Mr. O’Connell has been the President and owner of O’C Construction Company Inc. for over 30 years.

John M. Odenbach, Jr. became a Manager of the Company in November 1998. Mr. Odenbach is President of Dolomite Products Company, Inc., a position he has held for more than five years.

E. Philip Saunders became a Manager of the Company in November 1998, and served as its Chief Executive Officer from May 2000 through September 2003. Mr. Saunders is Chief Executive Officer of Genesee Regional Bank and Swain Ski & Snowboard Center, and serves on the boards of directors of Excellus, Inc. of Rochester, Paul Smiths College, the American Red Cross, Genesee Valley Trust Company and Genesee Regional Bank. Mr. Saunders previously served on the boards of directors of Hahn Automotive, Fleet Bank of New York, Ryder Systems, the National Association of Truckstop Operators and the Petroleum Marketing Education Foundation. Mr. Saunders previously served as Chief Executive Officer of Truckstops of America, Inc., Econo-Car International, Inc., Griffith Oil, Sugar Creek Corporation, Travel Ports of America, Inc. and Richardson Foods Corporation.

Thomas Terry, Jr. became a Manager of the Company in November 1998. Prior to 1998, Mr. Terry was the President and owner of Lewis Tree Service, Inc., a vegetation management company founded by the Terry family in the 1950s.

Operating Management

The Company’s operating management and key personnel have significant experience in the development and operation of various rock salt mines and have specific experience selling and distributing rock salt in the Northeastern market. The key operating personnel include the following:

Donald B. Holman is the Company’s Vice President of Marketing. He is responsible for developing and executing the Company’s marketing and distribution strategy. Mr. Holman’s industry experience includes 33 years in various facets of the salt business including governmental bidding, distribution and market research. Mr. Holman joined International Salt Company (later acquired by Akzo Nobel) in 1970. In 1974, Mr. Holman became Manager of Highway Bidding of Akzo Nobel and in 1984 became General Planning Manager for its Highway/Chemical Division. Mr. Holman joined the Company upon its formation in January 1997.

Raymond R. Martel became Chief Financial Officer of the Company in November 1998. He is responsible for all treasury, accounting, information technology, and risk management activities. Mr. Martel brings 25 years of financial experience, including five years of management consulting and 10 years of concentrated mineral industry experience. Mr. Martel’s prior employers include British Petroleum and Coopers & Lybrand, LLP, where he was a member of the Tax/Finance teams supporting exploration and development of mineral properties. Mr. Martel’s major area of responsibility was the financial and tax reporting for the development of the liquid natural gas property on the Northwest Shelf of Australia. Mr. Martel serves on the board of directors of Tri County Family Medicine.

Adam W. Riddell was named the Company’s Vice President of Engineering in 2003. Previously, he was the Construction Project Manager overseeing all aspects of the construction of our mine. He has over 23 years of diversified management experience in salt, coal, and other industrial minerals projects. Prior to the commencement of construction of our mine, Mr. Riddell acted as a mining engineering consultant to the Company since 1997. He had previously served as the Engineering Manager of the Retsof salt mine of Akzo Nobel Salt, Inc. from 1987 through April 1997.

Gary L. Perrin is the Company’s Human Resources Manager. He joined the Company in March 2001. Mr. Perrin has over 22 years of diversified management experience in Human Resources and Finance. Prior to joining the Company, Mr. Perrin was employed by Stroehmann Bakeries Inc. and the Quaker Oats Company. He has worked with organizations experiencing rapid growth and also has guided organizations through periods of downsizing, including layoffs and office/plant closings. Mr. Perrin has labor relations experience with the following unions: United Steel Workers of America (USWA), International Brotherhood of Teamsters (IBT), Bakery, Confectionary, Tobacco Workers International (BC&T), United Food and Commercial Workers (UFCW) and Paper, Allied-Industrial, Chemical and Energy Workers International Union (PACE).

Gregory J. Norris is the Company’s Engineering Manager. He joined the Company in June 2000. Mr. Norris has over 16 years of mine engineering experience, including five years working for Akzo Nobel Salt, Inc. at two different salt mines. He has worked in copper and silver mines for Copper Range Company, and has managed a 1.0 million tons-per-year limestone quarry for Southdown Inc.

COMPENSATION OF EXECUTIVE OFFICERS AND MANAGERS

Executive Compensation

The following table sets forth information concerning the compensation paid by the Company for each of the fiscal years ended September 30, 2003, 2002 and 2001 to (i) the Company’s former chief executive officer, and (ii) the two other most highly compensated individuals (based on total salary and bonus for the last completed fiscal year) who were serving as executive officers at the end of the fiscal year ended September 30, 2003 and whose total compensation was in excess of $100,000.

Annual Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation(1)
E. Philip Saunders(2) Chief Executive Officer	2003 2002 2001	$120,000 120,000 100,000	$31,500 31,500 25,118	— — —

Donald Holman Vice President Marketing	2003 2002 2001	$122,440 116,611 112,500	$32,500 10,000 10,000	$4,076 3,798 3,375

Raymond Martel Chief Financial Officer	2003 2002 2001	$95,443 90,019 85,000	$32,500 10,000 10,000	$3,838 3,000 2,550

(1)	Consists of Employer Matching Contribution under the Company’s 401(k) plan.
(2)	Effective September 1, 2003, Mr. Saunders resigned as chief executive officer. He remains a Class A Manager and a consultant to the Company.

Membership Unit Plan

The Company has established a Membership Unit Plan under which it may grant up to 1,000 Class E Units to certain employees and executive officers of the Company. The purchase price for any Units issued under the plan is to be determined by the Board of Managers at the time of the award, but may not be less than the greater of $2,000 or the fair market value of the Unit on that date. The Company has certain repurchase rights with respect to Units issued under the plan, which repurchase rights lapse at a rate of 25% per year beginning with the first anniversary of the issuance of Units under the plan. As of the date of this prospectus, the Company had not made any awards under this plan.

Compensation of Managers

Each member of the Executive Committee is entitled to compensation at a rate of $4,000 per month for his service on the Executive Committee. Additionally, beginning in September 2003, each member of the Executive Committee is entitled to receive one-third of the annual compensation paid to the former chief executive officer of the Company (equal to $50,000 each annually) as compensation for his role in fulfilling the duties of chief executive officer. Each member of the Executive Committee also received a bonus of $25,000 for fiscal year 2003. All Managers, including the Executive Committee members, are entitled to reimbursement for all reasonable out-of-pocket expenses incurred by them in connection with their performance of services in that capacity.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company’s issued and outstanding membership interests consist of 6,250 Class A Units and 12,750 Class F Units. The Company is also authorized to issue Class E Units. The Class A, Class E and Class F Units are alike in all respects, except that the Class A and Class F Units are entitled to vote for the election of Class A and Class F Managers, respectively, and the Class E Units are not entitled to vote for Managers.

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Units as of June 30, 2004, with respect (i) holders having beneficial ownership of more than 5% of the Company’s Common Units, (ii) each of our Managers, (iii) each executive officer named in the Management section, and (iv) all Managers and executive officers as a group:

	Class and Number of Units		Percent of Class Beneficially Owned
Name and Address of Beneficial Owner (1)	Class A	Class F	Class A	Class F
Joseph G. Bucci(2)(3)	—	3,952.5	—	31.0%
Gunther K. Buerman(2)	—	4,122.1	—	32.3%
Neil L. Cohen(2)(4)	1,012.5	3,442.5	16.2%	27.0%
Donald B. Holman	—	61.2	—	*
General Electric Capital Corporation 120 Long Ridge Road, 3rd Fl. Stamford, CT 06927	1,250.0	—	20.0%	—
Dolomite Products Co., Inc. 1150 Penfield Road Rochester, NY 14625	1,250.0	—	20.0%	—
C&C Salt, LLC(5) c/o Cohen & Company, LLC 800 Third Avenue New York, NY 10022	1,012.5	—	16.2%	—
Thomas Terry, Jr.(6)	1,000.0	318.8	16.0%	2.5%
E. Philip Saunders(6)	300.0	—	4.8%	—
Gregory O’Connell(6)	250.0	—	4.0%	—
C. Wesley Gregory, III(6)	62.5	—	1.0%	—
All Managers and executive officers as a group	2,625.0	11,897.1	42.0%	93.3%

*	Denotes ownership of less than 1%.
(1)	All addresses are c/o American Rock Salt Company LLC, 3846 Retsof Road, Retsof, New York 14539, unless otherwise noted.
(2)	Class F Manager and Executive Committee member.
(3)	Does not include 12.0 Class A Units indirectly held by Mr. Bucci, reflecting his percentage interest in 150.0 Class A Units held by ARSC, LLC, over which Mr. Bucci has no voting or investment power.
(4)	The Class A Units beneficially owned by Mr. Cohen are held by C&C Salt, LLC, of which Mr. Cohen is a member and over which Mr. Cohen has sole voting and investment control, through his control of C&C Capital Associates, LLC, the managing member of C&C Salt, LLC. Mr. Cohen disclaims beneficial ownership of all Class A Units held by C&C Salt, LLC, except to the extent of 25.0 Class A Units, in which he has an indirect pecuniary interest.
(5)	Neil L. Cohen, a Class F Manager and Executive Committee member, and Charles T. Collins, a Class A Manager, are members of C&C Salt, LLC. Mr. Collins has no voting or investment power over the Class A Units held by C&C Salt, LLC and has an indirect pecuniary interest in 87.5 of those Class A Units.
(6)	Class A Manager.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time, we enter into agreements with members or Managers of the Company or their affiliates. We believe that the terms of these relationships are at least as favorable as those we could have obtained as a result of arm’s-length negotiations with unaffiliated third parties. Set forth below are descriptions of the material agreements or arrangements we have entered into with members, Managers or their affiliates.

Legal Services. Gunther K. Buerman, one of the founders of the Company and Chairman of the Board of Managers, is the managing partner of Harris Beach LLP, a law firm which serves as general outside counsel to the Company. In addition, certain current and former members of the firm of Harris Beach LLP own in the aggregate 150.5 Class A Units of the Company (not including the Units owned by Mr. Buerman). The Company incurred legal expenses to Harris Beach LLP of approximately $868,000, $685,000 and $582,000 during fiscal 2003, 2002 and 2001, respectively. The Company has incurred legal expenses of approximately $1,001,000 payable to Harris Beach LLP during the nine months ended June 30, 2004.

Financial Advisory Services. Neil L. Cohen, one of the founders of the Company and a member of the Executive Committee, is the President of Cohen & Company, LLC, a venture capital/private equity firm which has provided financial advisory services to the Company. Charles T. Collins, a Class A Manager of the Company, is the managing director of Cohen & Company, LLC. The Company incurred fees payable to Cohen & Company, LLC of approximately $323,000 during fiscal 2001. No fees were incurred in fiscal 2002 or 2003. In fiscal 2004, in connection with the recapitalization associated with the issuance of the outstanding notes, Cohen & Company, LLC received fees totaling approximately $1,759,000, plus reimbursement of out-of-pocket expenses.

General Contractor Services. Walter Parkes, an honorary member of the Company’s Board of Managers, is the President of O’Connell Electric Company, which provides general contractor services to the Company on as as-needed basis. The Company incurred fees payable to O’Connell Electric Company of approximately $48,000, $231,000 and $68,000 during fiscal 2003, 2002 and 2001, respectively. The Company has incurred fees payable to O’Connell Electric of approximately $45,000 during the nine months ended June 30, 2004.

Richard A. Ash, a member of ARSC, LLC, which is a Class A Member of the Company, is the President of C.P. Ward, Inc., which provides general contractor services to the Company on an as-needed basis. The Company incurred fees payable to C.P. Ward, Inc. of approximately $20,000, $91,000 and $13,000 during fiscal 2003, 2002 and 2001, respectively. The Company has incurred fees payable to C.P. Ward, Inc. of approximately $58,000 during the nine months ended June 30, 2004.

Transportation Services. C. Wesley Gregory, III, a Class A Member and Manager of the Company, is a member and manager of WeCare Transportation LLC, which provides transportation services to the Company on an as-needed basis. The Company incurred approximately $75,000 in fees payable to WeCare Transportation LLC during fiscal 2003, and no material fees during fiscal 2002 or 2001. The Company has incurred approximately $166,000 in fees payable to WeCare Transportation LLC during the nine months ended June 30, 2004.

Real Estate Brokerage Services. Joseph G. Bucci, one of the founders of the Company and a member of the Executive Committee, is the founder and owner of Bucci Real Estate, a company which provides real estate brokerage services to the Company. The Company incurred fees payable to Bucci Real Estate of approximately $118,380, $65,997 and $61,064 during fiscal 2003, 2002 and 2001, respectively. The Company has incurred no fees payable to Bucci Real Estate during the nine months ended June 30, 2004.

Financing Costs. During fiscal 2003, 2002 and 2001, the Company incurred certain costs from General Electric Capital Corporation, a Class A Member of the Company, for administrative fees of approximately $45,000, $56,000 and $53,000, respectively, principal payments in the amount of approximately $4,385,000,

$2,138,000 and $1,313,000, respectively, and interest payments of approximately $2,507,000, $1,605,000 and $1,343,000, respectively. In March, 2004 the Company repaid in full all principal and interest owing to this lender, plus a prepayment fee of approximately $1,925,000.

Non-Operating Mineral Interests (“NOMIs”). Under the terms of the Company’s operating agreement, Joseph G. Bucci, Gunther K. Buerman and Neil L. Cohen, in addition to certain other members and a former member of the Company, hold certain Non-Operating Mineral Interests, or “NOMIs,” related to the Company’s initial acquisition of mineral rights. The NOMIs entitle the holders to receive payments equal to 2.5% of the gross income of our mine as reported for purposes of computing percentage depletion for federal income tax purposes. Upon the closing of the offering of the outstanding notes, $3,169,000 of accrued NOMIs was paid to the holders thereof, and an additional 1,378,000 was paid to the NOMI holders during the third quarter of fiscal 2004. Future NOMI payments will be subordinated to payments under the Company’s Bank Facility and the notes offered hereby. Certain restrictions will apply to the payment of NOMIs in the future.

Lease of Certain Facilities. The Company leases administrative and bagging facilities from Retsof Realty LLC, an entity owned by certain of the members of the Company. The Company began leasing these facilities during fiscal 2003 at a rate of $35,376 per year, and paid Retsof Realty LLC rent in the amount of $14,740 for fiscal 2003. No amounts were payable for fiscal 2002 or fiscal 2001.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We are presently a party to a senior secured Bank Facility, consisting of a working capital facility and a term loan facility. We also have a Empire State Development loan, which will remain in place. The following is a summary of the principal terms of the indebtedness outstanding under those facilities. This summary is not a complete description of all of the terms of the agreements underlying that indebtedness.

Bank Facility

General. Our Bank Facility is in the aggregate principal amount of $62.1 million and consists of (a) a $30.0 million working capital facility and (b) a $32.1 million term loan facility.

Working Capital Facility. The working capital facility permits us to borrow up to $30.0 million in revolving loans with a sublimit available for the issuance of letters of credit. Availability of the working capital facility is subject to a borrowing base formula. As of June 30, 2004, we had no borrowings and approximately $4.0 million of standby letters of credit outstanding under the working capital facility with approximately $4.1 million of remaining availability thereunder. All borrowings are subject to the satisfaction of customary conditions, including absence of default and the continued accuracy of representations and warranties.

Term Loan Facility. We are initially using the term loan facility to support the ongoing litigation with the EPC Contractor. See “Business—Legal Matters.” More specifically, the lenders facilitated the issuance, at closing, of a $32.1 million letter of credit, which may be drawn against for purposes of the litigation. Upon conclusion of the litigation, the facility will convert to a term loan and the proceeds, after any payments are made as required thereby, will be used for a cash distribution to our members.

Term. The working capital facility has an initial term of five years commencing March 17, 2004. The term loan facility has a maturity of eight years commencing March 17, 2004. The Bank Facility closed concurrently with the closing of our offering of the outstanding notes.

Guarantees and Security. The Bank Facility is guaranteed by all of our future domestic restricted subsidiaries, subject to certain exceptions. The Bank Facility is secured by a perfected security interest in substantially all of our assets, including all of our right, title and interest in all tangible and intangible assets, and a pledge of our members’ membership interests in the Company. The holders of the exchange notes will be granted a second lien on the assets of the Company securing the Bank Facility, other than any sinking fund established pursuant to the Bank Facility and any earnings in connection therewith.

Interest. The floating interest rates per annum applicable to loans under the Bank Facility are, at our option, either (a) LIBOR plus a margin of between two hundred fifty (250) and three hundred fifty (350) basis points, or (b) the greater of (i) the administrative agent’s prime rate or (ii) the overnight federal funds rate plus 0.50%, plus in the case of either (i) or (ii), a margin of between zero (0) and seventy-five (75) basis points.

Fees. In addition, our new working capital facility requires us to pay our lenders certain fees, including an upfront commitment fee, an unused commitment fee, prepayment fees, and annual letter of credit and agent’s fees.

Representations, Warranties and Covenants. The Bank Facility contains certain customary representations and warranties, and requires us to comply with certain customary affirmative and negative covenants, including but not limited to a maximum leverage ratio, a minimum fixed charge coverage ratio, a minimum EBITDA level, a minimum net working capital amount, and a maximum capital expenditures limit.

Events of Default. The Bank Facility also contains customary events of default, including but not limited to:

•	non-payment of principal, interest or fees;

•	breach of certain representations or warranties;

•	violations of certain covenants;

•	cross defaults with certain other indebtedness and agreements, including without limitation the indenture governing the notes;

•	certain bankruptcy-related events; and

•	the occurrence of certain change in control transactions.

Empire State Development Corporation Promissory Note

In April 2001, the Company issued a promissory note payable to the Empire State Development Corporation, due April 1, 2011. The note bears interest at an annual rate of 4.0%, and is payable in 120 equal installments of principal and interest. The total amount outstanding under this promissory note at June 30, 2004 was $0.2 million.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” When we refer to the “Company” in this section we mean American Rock Salt Company LLC, the issuer of the notes, and not its Subsidiaries.

We issued the outstanding notes, and we will issue the exchange notes (referred to collectively in this “Description of the Notes” as the “notes”) under an indenture among us, the Guarantors and U.S. Bank National Association, as trustee. The terms of the exchange notes are identical in all material respects to the outstanding notes, except that the exchange notes will have been registered under the Securities Act and, therefore, will not contain terms relating to transfer restrictions and holders of the exchange notes will not be entitled to rights under the registration rights agreement entered into as of the Issue Date by the Company and the Initial Purchaser, including the provisions for an increase in the interest rate in some circumstances relating to the timing of the exchange offer, as those provisions will terminate upon the consummation of the exchange offer. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the indenture. It does not restate those agreements in their entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. We have filed copies of the indenture as an exhibit to the registration statement which includes this prospectus.

The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes:

•	are senior secured obligations of the Company;

•	rank equally in right of payment with all other senior obligations of the Company and senior in right of payment to all Indebtedness that by its terms is subordinated to the notes;

•	are secured by security interests in substantially all of the assets of the Company, subject to Permitted Liens; and

•	will be unconditionally guaranteed, jointly and severally, on a senior secured basis by the Guarantors.

The Guarantees

We do not currently have any Subsidiaries. If we create or acquire any Domestic Restricted Subsidiaries in the future, the notes will be guaranteed by such Domestic Restricted Subsidiaries. Each Guarantee of a Guarantor will:

•	be a senior secured obligation of such Guarantor;

•	rank equally in right of payment with all other senior obligations of such Guarantor and senior in right of payment to all Indebtedness that by its terms is subordinated to the Guarantee of such Guarantor; and

•	be secured by security interests in substantially all of the assets of such Guarantor, subject to Permitted Liens.

As of June 30, 2004, assuming the letters of credit issued under the Credit Agreement had been drawn upon, there would have been approximately $36.1 million of outstanding debt ranking equally with the notes.

Pursuant to the terms of the intercreditor agreement among the administrative agent under the Credit Agreement, the trustee, the collateral agent, the Company and the Guarantors, dated as of the Issue Date, the security interest on the assets of the Company that secure the notes are subordinated to a Lien securing the Credit Agreement. The indenture will permit us and the Guarantors to incur additional Indebtedness.

Under the circumstances described below under the subheading “Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Unrestricted Subsidiaries will not guarantee these notes.

Principal, Maturity and Interest

We issued the outstanding notes and will issue the exchange notes in denominations of $1,000 and integral multiples of $1,000. The notes are unlimited in aggregate principal amount, of which we issued $100.0 in aggregate principal amount in the offering of outstanding notes. We may issue additional notes from time to time, subject to the limitations described below under “Certain Covenants—Limitation on Incurrence of Additional Indebtedness.” Any additional notes we issue will be substantially identical to the notes, other than the issuance dates and the dates from which interest will accrue. Unless the context otherwise requires, in the indenture and this “Description of the Notes,” when we refer to the notes we also refer to any additional notes actually issued.

Any notes that remain outstanding after the completion of the exchange offer, together with the exchange notes issued in connection with the exchange offer, will be treated as a single class of securities under the indenture. Any additional notes issued after the offering of the outstanding notes will be secured, equally and ratably, with the notes. As a result, the issuance of additional notes will have the effect of diluting the security interest of the Collateral for the then outstanding notes. Because, however, any additional notes may not be fungible with the notes for federal income tax purposes, they may have a different CUSIP number or numbers and be represented by a different global note or notes.

The notes will mature on March 15, 2014.

Interest on the notes will accrue at the rate of 9 1/2% per annum and will be payable semi-annually in cash on each March 15 and September 15, commencing on September 15, 2004.

We will make each interest payment to the Holders of record at the close of business on the immediately preceding March 1 and September 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Additional Interest may accrue on the notes in certain circumstances pursuant to the registration rights agreement.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar for the notes. We may change any paying agent and registrar without notice to Holders of the notes.

Methods of Receiving Payments on the Notes

We will pay principal (and premium, if any) on the notes at the trustee’s corporate office in New York, New York. At our option, we may pay interest and Additional Interest, if any, at the trustee’s corporate trust office or by check mailed to the registered address of each Holder.

Transfer and Exchange

You may present notes for registration of transfer and exchange at the offices of the registrar, which initially will be the trustee’s corporate office. No service charge will be made for any registration of transfer or exchange or redemption of notes, but we may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

Subsidiary Guarantees

We do not currently have any Subsidiaries. If we create Domestic Restricted Subsidiaries in the future, the full and prompt payment of the Company’s payment obligations under the notes and the indenture will be guaranteed, jointly and severally, by those Subsidiaries.

Each Guarantor will fully and unconditionally guarantee on a senior secured basis (each a “Guarantee” and, collectively, the “Guarantees”), jointly and severally, to each Holder and the trustee, the full and prompt performance of the Company’s Obligations under the indenture and the notes, including the payment of principal of, interest on, premium, if any, on and Additional Interest, if any, on the notes.

The Guarantee of each Guarantor will rank senior in right of payment to all existing and future subordinated Indebtedness of the Guarantor and equally in right of payment with all other existing and future senior Indebtedness of the Guarantor. The obligations of each Guarantor will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation. See “Certain Covenants—Mergers, Consolidation and Sale of Assets” and “—Limitation on Asset Sales.”

A Guarantor will automatically be released from its Guarantee:

(1) if (a) all of the Capital Stock issued by the Guarantor or all or substantially all of the assets of the Guarantor are sold or otherwise disposed of (including by way of merger or consolidation) to a Person other than the Company or any of its Domestic Restricted Subsidiaries or (b) the Guarantor ceases to be a Restricted Subsidiary, and we otherwise comply, to the extent applicable, with the covenant described below under the caption “Certain Covenants—Limitation on Asset Sales;”

(2) if the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the covenant described below under the caption “Certain Covenants—Limitation on Restricted Payments;”

(3) if the Company exercises its legal defeasance option or its covenant defeasance option as described below under the caption “Legal Defeasance and Covenant Defeasance;” or

(4) upon satisfaction and discharge of the indenture or payment in full of the principal and premium, if any, accrued and unpaid interest and Additional Interest, if any, on the notes and all other Obligations that are then due and payable.

At our request and expense, the trustee will sign and deliver a document evidencing the release of a Guarantor. A Guarantor may also be released from its obligations under its Guarantee in connection with a permitted amendment of the indenture. See “Modification of the Indenture.”

Under certain circumstances described below under the subheading “Certain Covenants—Limitation on Restricted Payments,” the Company will be permitted to designate certain of its Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants of the indenture and will not guarantee the notes.

Collateral

The notes and the Guarantees are secured by substantially all of the assets of the Company and the Guarantors, including a pledge of the Capital Stock owned directly by the Company and the Guarantors. However, no such pledge will include more than 65% of the Voting Stock of our Foreign Subsidiaries directly owned by us or any Guarantor.

The Collateral does not include, and Holders have no interest in, any sinking fund established pursuant to the Credit Agreement or any related earnings in connection therewith. The Collateral also does not include any Capital Stock and other securities of a Subsidiary under certain circumstances where the Company is or would be required to file separate financial statements of such Subsidiary with the SEC, but only to the extent necessary to not be subject to such requirement. The Collateral Agreements may be amended or modified, without the consent of any Holder, to the extent necessary to release the security interests in favor of the trustee on the shares of Capital Stock or other securities that are deemed to no longer constitute part of the Collateral as a result of such requirement.

The Collateral securing the notes and the Guarantees also serves as collateral to secure the obligations under the Credit Agreement. The Company, the Guarantors and the collateral agent under the indenture, on behalf of itself, the trustee and the Holders, and the administrative agent under the Credit Agreement, on behalf of the lenders, have entered into the intercreditor agreement. The security interest created in the Collateral in favor of the trustee is junior to the security interest in favor of the lenders under the Credit Agreement. The intercreditor agreement provides that the lenders under the Credit Agreement will have control over all decisions with respect to enforcement of their security interests. As a result, holders of the notes will not be able to force a sale of Collateral or otherwise exercise many of the remedies available to a secured creditor without the concurrence of the lenders. See “Risk Factors.”

We are permitted to form new Restricted Subsidiaries and to transfer all or a portion of the Collateral to one or more of those Restricted Subsidiaries; provided, that each such new Restricted Subsidiary (subject to certain exceptions) will be required to sign a Guarantee in respect of our Obligations under the notes and the indenture, and the collateral agent will have a security interest in all of the assets of such Restricted Subsidiary to the same extent as described above in this section.

Subject to the terms of the Collateral Agreements, the Company and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral (other than any cash, securities, obligations and cash equivalents constituting part of the Collateral that may be deposited with the administrative agent as required by the Credit Agreement), to freely operate the Collateral and to collect, invest and dispose of any income from the Collateral.

Subject to the indenture’s restrictions on incurring Indebtedness, the Company and its Restricted Subsidiaries also have the right to grant Liens securing Capital Lease Obligations and Purchase Money Obligations constituting Permitted Indebtedness and to acquire any such assets subject to such Liens.

Additionally, third parties holding Permitted Liens may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral. Given the intangible nature of certain of the Collateral, any such sale of such Collateral separately from the assets of the Company as a whole may not be feasible. The ability of the Company to grant a security interest in certain Collateral may be limited by legal or other logistical considerations. The ability of the Holders to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “Certain Bankruptcy and Other Limitations.”

So long as no Event of Default has occurred and is continuing, and subject to certain terms and conditions in the indenture and the Collateral Agreements, each of the Company and the Guarantors is entitled to receive all cash dividends, interest and other payments made upon or with respect to the equity interests of any of its Subsidiaries and to exercise any voting, consensual rights and other rights pertaining to such Collateral pledged by it.

Upon the occurrence and during the continuance of an Event of Default, subject to the terms of the intercreditor agreement, upon notice from the collateral agent:

(1) all rights of the Company or the Guarantor, as the case may be, to exercise such voting, consensual rights, or other rights will cease and all such rights will become vested in the collateral agent, which, to the extent permitted by law, will have the sole right to exercise such voting, consensual rights or other rights;

(2) all rights of the Company or such Guarantor, as the case may be, to receive cash dividends, interest and other payments made upon or with respect to the Collateral will cease, and such cash dividends, interest and other payments will be paid to the collateral agent; and

(3) the collateral agent may sell the Collateral or any part thereof in accordance with, and subject to the terms of, the Collateral Agreements.

Subject to the intercreditor agreement, all funds distributed under the Collateral Agreements and received by the collateral agent for the ratable benefit of the Holders will be distributed by the collateral agent in accordance with the provisions of the indenture.

The collateral release provisions of the indenture permit the release of Collateral without substitution of collateral having at least equal value under certain circumstances, including asset sales or dispositions made in compliance with the indenture. The Company is entitled to releases of assets included in the Collateral under any one or more of the following circumstances:

(1) to enable the Company to consummate asset sales or dispositions that are not Asset Sales or that are Asset Sales permitted under the covenant described below under the caption “—Limitation on Asset Sales;”

(2) if any Subsidiary that is a Guarantor is released from its Guarantee, that Subsidiary’s assets will also be released;

(3) if the Company exercises its legal defeasance option or our covenant defeasance option as described below under the caption “Legal Defeasance and Covenant Defeasance;” or

(4) upon satisfaction and discharge of the indenture or payment in full of the principal and premium, if any, accrued and unpaid interest and Additional Interest, if any, on the notes and all other Obligations that are then due and payable.

Redemption

Optional Redemption Before March 15, 2009. At any time before March 15, 2009, we may, at our option, on one or more occasions redeem all or part of the notes at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed and (2) the sum of the present values of 104.750% of the principal amount of the notes being redeemed and scheduled payments of interest on such notes to and including March 15, 2009 discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, together in either case with accrued and unpaid interest and Additional Interest thereon, if any, to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption period.

“Comparable Treasury Issue” means the United States Treasury security selected by a Reference Treasury Dealer appointed by us as having a maturity comparable to the remaining term of the notes (as if the final maturity of the notes was March 15, 2009) that would be utilized at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes (as if the final maturity of the notes was March 15, 2009).

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (B) if we obtain fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Reference Treasury Dealer” means any primary U.S. government securities dealer in the City of New York selected by us.

Optional Redemption on or after March 15, 2009. We may redeem the notes, at our option, in whole or in part at any time on or after March 15, 2009, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on March 15 of the year set forth below:

Year	Percentage
2009	104.750%
2010	103.167%
2011	101.583%
2012 and thereafter	100.000%

In addition, we must pay accrued and unpaid interest and Additional Interest, if any, on the notes redeemed.

Optional Redemption Upon Equity Offerings. At any time, or from time to time, before March 15, 2007, we may, at our option, use an amount not to exceed the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the aggregate principal amount of the notes (including any additional notes) originally issued under the indenture at a redemption price of 109.5% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of redemption; provided that:

(1) at least 65% of the original principal amount of notes issued under the indenture remains outstanding immediately after any such redemption; and

(2) we make such redemption not more than 120 days after the consummation of any such Equity Offering.

Selection and Notice of Redemption

If we choose to redeem less than all of the notes, the trustee will select the notes for redemption either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

(2) if the notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by any method the trustee reasonably determines is fair and appropriate.

If a partial redemption is made with the proceeds of an Equity Offering, the trustee will select the notes only on a pro rata basis or on as nearly a pro rata basis as possible (subject to DTC procedures), unless such method is otherwise prohibited. No notes of a principal amount of $1,000 or less will be redeemed in part and notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If notes are to be redeemed in part only, the notice of redemption will state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder upon cancellation of the original note (or appropriate adjustments to the amount and beneficial interests in the Global Note will be made).

The Company will pay the redemption price for any note together with accrued and unpaid interest thereon through the date of redemption. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the indenture.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase the notes as described under the captions “Repurchase upon Change of Control,” and “Certain Covenants—Limitation on Asset Sales.” The Company may at any time and from time to time purchase notes in the open market or otherwise.

Repurchase upon Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require that the Company purchase all or a portion (in integral multiples of $1,000) of that Holder’s notes using immediately available funds pursuant to the offer described below (the “Change of Control Offer”), at a purchase price in cash equal to 101% of the principal amount of notes repurchased, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase.

Within 30 days following any Change of Control, the Company will send an offer to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on a date that is no less than 30 nor more than 60 days from the date of that notice (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in that notice. ABC will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Change of Control” provisions of the indenture by virtue thereof.

Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note in accordance with the procedures specified in the Change of Control Offer. If only a portion of a note is purchased pursuant to a Change of Control Offer, a new note in a principal amount equal to the portion not purchased will be issued in the name of the Holder upon cancellation of the original note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made). Notes (or portions thereof) purchased pursuant to a Change of Control Offer will be cancelled and cannot be reissued.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

Restrictions in the indenture may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management or the Board of Directors of the Company. Consummation of any such Asset Sales in certain circumstances may require redemption or repurchase of the notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such a redemption or repurchase. These restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While these restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the indenture may not protect Holders in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger, recapitalization or similar transaction.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of ABC and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require the Company to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Certain Covenants

The indenture contains, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that the Company or any of its Restricted Subsidiaries that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness the Consolidated Fixed Charge Coverage Ratio of the Company will be, after giving effect to the incurrence thereof, greater than 2.0 to 1.0.

Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company and dividends and distributions payable to the Company or another Restricted Subsidiary of the Company) on or in respect of shares of Capital Stock of the Company or its Restricted Subsidiaries to holders of such Capital Stock;

(2) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any Restricted Subsidiary, other than any such Capital Stock held by the Company or any Restricted Subsidiary;

(3) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the notes or a Guarantee; or

(4) make any Investment (other than Permitted Investments);

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto:

(i) a Default or an Event of Default has occurred and is continuing;

(ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under “—Limitation on Incurrence of Additional Indebtedness;” or

(iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made after the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property at the time of the making thereof) exceeds the sum of:

(A) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income is a loss, minus 100% of such loss) of the Company earned during the period beginning on the first day of the fiscal quarter during which the Issue Date occurs and ending on the last day of the Company’s most recent fiscal quarter ending prior to the date the Restricted Payment occurs for which financial statements are available (the “Reference Date”) (treating such period as a single accounting period); plus

(B) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company (excluding any net proceeds from an Equity Offering to the extent used to redeem notes pursuant to the provisions described under “Redemption—Optional Redemption Upon Equity Offerings”); plus

(C) without duplication of any amounts included in clause (iii)(B) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock subsequent to the Issue Date and on or prior to the Reference Date (excluding any net proceeds from an Equity Offering to the extent used to redeem notes pursuant to the provisions described under “Redemption—Optional Redemption Upon Equity Offerings”); plus

(D) 100% of the aggregate net cash proceeds received from the issuance of Indebtedness or shares of Disqualified Capital Stock of the Company that have been converted into or exchanged for Qualified Capital Stock of the Company subsequent to the Issue Date and on or prior to the Reference Date; plus

(E) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by Parent or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

In the case of clauses (iii)(B) and (C) above, any net cash proceeds from issuances and sales of Qualified Capital Stock of the Company financed directly or indirectly using funds borrowed from the Company or any Subsidiary of the Company, will be excluded until and to the extent such borrowing is repaid.

The provisions set forth in the immediately preceding paragraph do not, however, prohibit:

(1) the payment of any dividend or other distribution or redemption within 60 days after the date of declaration of such dividend or call for redemption if such payment would have been permitted on the date of declaration or call for redemption;

(2) the acquisition of any shares of Qualified Capital Stock of the Company, either (i) solely in exchange for other shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

(3) the acquisition of any Indebtedness of the Company or the Guarantors that is subordinate or junior in right of payment to the notes and Guarantees either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of (a) a sale for cash (other than to a Subsidiary of the Company) within 60 days after such sale of shares of Qualified Capital Stock of the Company or (b) if no Default or Event of Default would exist after giving effect thereto, Refinancing Indebtedness;

(4) an Investment either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of the net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

(5) if no Default or Event of Default has occurred and is continuing or would exist after giving effect thereto, the repurchase or other acquisition of shares of Capital Stock of the Company from employees, former employees, directors or former directors of the Company (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Company under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock, other than any shares of Capital Stock held by the Founders; provided, however, that the aggregate amount of such repurchases and other acquisitions in any calendar year shall not exceed $500,000;

(6) in the event of a Change of Control, and if no Default has occurred and is continuing or would exist after giving effect, the payment, purchase, redemption, defeasance or other acquisition or retirement of Indebtedness that is subordinated to the notes or the Guarantees, in each case, at a purchase price not greater than 101% of the principal amount of such Indebtedness (or, if such Indebtedness was issued with original issue discount, 101% of the accreted value), plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company has made a Change of Control Offer with respect to the notes as a result of such Change of Control and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer;

(7) repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other similar rights if such Capital Stock represents a portion of the exercise price of such options, warrants or other similar rights;

(8) payments or distributions to dissenting stockholders of Capital Stock of the Company pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company or any of its Restricted Subsidiaries;

(9) the application of the proceeds from the issuance of the notes and borrowings under the Credit Agreement as follows: (A) to repay construction debt and related fees, together totaling approximately $71.3 million; (B) to pay accrued expenses of approximately $3.2 million to holders of certain non-operating mineral interests; and (C) to distribute approximately $73.5 million to the members of the Company;

(10) with respect to each tax year that the Company qualifies as a Flow Through Entity, the payment of Permitted Tax Distributions; provided, that (A) before the first payment of Permitted Tax Distributions during the calendar year the Company provides an Officers’ Certificate to the effect that the Company and each Subsidiary in respect of which the distributions are being made qualify as Flow Through Entities for Federal income tax purposes and for the states in respect of which the distributions are being made and (B) at the time of the distribution, the most recent audited financial statements of the Company provided to the trustee pursuant to the covenant described under the caption “—Reports to Holders,” provide that the Company and each such Subsidiary were treated as Flow Through Entities for the period of the financial statements; and

(11) if no Default has occurred and is continuing or would exist after giving effect thereto, other Restricted Payments not to exceed $2.5 million in the aggregate since the Issue Date.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the first paragraph of this “Limitation on Restricted Payments” covenant, amounts expended pursuant to clauses (1), (2)(ii), 3(ii)(a), (4)(ii) and (11) will be included in such calculation.

Not later than the date of making any Restricted Payment, the Company will deliver to the trustee an Officers’ Certificate stating that such Restricted Payment complies with the indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company’s latest available internal quarterly financial statements.

Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed (provided that the fair market value must be determined by the Board of Directors of the Company acting in good faith and evidenced by a board resolution delivered to the trustee);

(2) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale is in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of any liabilities (as shown on the most recent applicable balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets will be deemed to be cash for purposes of this provision so long as the documents governing such liabilities provide that there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities; and

(3) the Company applies, or causes such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

(a) to repay Indebtedness under the Credit Agreement and permanently reduce the commitments thereunder;

(b) to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in long-term properties and assets that will be used in the business (including expenditures for maintenance, repair or improvement of existing properties and assets) of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto (“Replacement Assets”); or

(c) a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

Pending the final application of Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or invest the Net Cash Proceeds in any manner than is not prohibited by the indenture.

Under certain circumstances, the Company will be required to make a an offer (the “Net Proceeds Offer”) to all Holders of notes and all holders of other Applicable Indebtedness containing requirements similar to this “Limitation on Asset Sales”, to purchase, on a pro rata basis, the maximum principal amount of notes and such other Applicable Indebtedness that may be purchased with the Net Cash Proceeds not applied as set forth in clauses 3(a) through 3(c) above. The purchase price in any Net Proceeds Offer will be equal to 100% of the principal amount thereof (or if such Indebtedness was issued with original issue discount, 100% of the accreted value), plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase.

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “—Merger, Consolidation and Sale of Assets,” which transaction does not constitute a Change of Control, the successor entity will be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and will comply with the provisions of this covenant with respect to such deemed sale as if it constituted an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold will be deemed to be Net Cash Proceeds for purposes of this covenant.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Asset Sale” provisions of the indenture by virtue of such compliance.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock;

(2) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company.

However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(a) applicable law, rule or regulation;

(b) the indenture;

(c) customary non-assignment provisions of any lease of any Restricted Subsidiary of the Company to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(d) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e) the Credit Agreement (and all replacements or substitutions thereof on terms no more adverse to the Holders and no less favorable or more onerous to the Company and its Restricted Subsidiaries) and the Collateral Agreements;

(f) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

(g) restrictions on the transfer of assets subject to any Lien permitted under the indenture;

(h) restrictions imposed by any agreement to sell assets or Capital Stock permitted under the indenture to any Person pending the closing of such sale;

(i) provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

(j) restrictions contained in the terms of the Purchase Money Indebtedness or Capitalized Lease Obligations not incurred in violation of the indenture; provided, that such restrictions relate only to the assets financed with such Indebtedness;

(k) restrictions in other Indebtedness incurred in compliance with the covenant described under “—Limitation on Incurrence of Additional Indebtedness;” provided that such restrictions, taken as a whole, are, in the good faith judgment of the Company’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (b), (e) and (f) above;

(l) restrictions on cash or other deposits imposed by customers under contracts or other arrangements entered into or agreed to in the ordinary course of business; or

(m) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), (e), (f), (j) or (k) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d), (e), (f), (j) or (k).

Limitation on Issuances and Sales of Capital Stock of Subsidiaries. The Company will not permit or cause any of its Restricted Subsidiaries to issue or sell any Capital Stock (other than to the Company or to a Wholly-Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly-Owned Restricted Subsidiary of the Company) to own or hold any Capital Stock of any Restricted Subsidiary of the Company or any Lien or security interest therein (other than as required by applicable law); provided, however, that this provision does not prohibit (1) any issuance or sale if, immediately after giving effect thereto, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “—Limitation on Restricted Payments” covenant if made on the date of such issuance or sale or (2) the sale of all of the Capital Stock of a Restricted Subsidiary in compliance with the provisions of the “—Limitations on Asset Sales” covenant.

Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom.

Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1) either:

(a) the Company is the surviving or continuing entity; or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x) is a corporation, partnership or limited liability company organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y) expressly assumes the due and punctual payment of the principal of, and premium, if any, interest and Additional Interest, if any, on all of the notes and the performance of every covenant of the notes, the indenture and the registration rights agreement on the part of the Company to be performed or observed thereunder, and all obligations of the Company under the Collateral Agreements, and takes such actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity;

(2) immediately after such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “—Limitation on Incurrence of Additional Indebtedness” covenant;

(3) immediately after such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default has occurred or is continuing; and

(4) the Company or the Surviving Entity has delivered to the trustee an Officers’ Certificate and an opinion of counsel reasonably acceptable to the trustee, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

For purposes of this covenant, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not surviving or the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under the indenture and the notes with the same effect as if such Surviving Entity had been named as such. Upon such substitution, the Company and any Guarantors that remain Subsidiaries of the Company will be released from their obligations under the indenture and the Guarantees.

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the indenture in connection with any transaction complying with the provisions of this covenant and the “—Limitation on Asset Sales” covenant) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person, other than the Company or any other Guarantor unless:

(1) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2) such entity assumes all of the obligations of the Guarantor under the Guarantee and the performance of every covenant of the Guarantee, the indenture and the registration rights agreement, and all obligations of the Guarantor under the Collateral Agreements, and takes such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity;

(3) immediately after such transaction, no Default or Event of Default has occurred and is continuing; and

(4) immediately after such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant.

Any merger or consolidation of (i) a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor or (ii) a Guarantor or the Company with an Affiliate organized solely for the purpose of reincorporating such Guarantor or the Company in another jurisdiction in the United States or any state thereof or the District of Columbia need only comply with:

(A) clause (4) of the first paragraph of this covenant; and

(B) (x) in the case of a merger or consolidation involving the Company as described in clause (ii), clause 1(b)(y) of the first paragraph of this covenant and (y) in the case of a merger or consolidation involving the Guarantor as described in clause (ii), clause (2) of the immediately preceding paragraph.

Limitations on Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), unless

(1) the Affiliate Transaction is on terms that are no less favorable to the Company than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary; and

(2) the Company delivers to the trustee:

(a) an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant;

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors stating that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or the relevant Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the restrictions of the prior paragraph:

(1) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees, consultants, counsel and advisors of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

(2) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the indenture;

(3) any agreement as in effect as of the Issue Date or any transaction contemplated thereby and any amendment thereto or any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

(4) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “—Restricted Payments;”

(5) any merger or other transaction with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction or creating a holding company of the Company; and

(6) any employment, stock option, stock repurchase, employee benefit compensation, business expense reimbursement, severance, termination or other employment-related agreements, arrangements or plans entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

Except with respect to paragraph (b) below, with respect to all Affiliate Transactions, the Company will deliver an Officers’ Certificate to the trustee certifying that such transactions are in compliance with clause (a)(y) of the preceding paragraph.

Additional Subsidiary Guarantees. If the Company or any of its Restricted Subsidiaries organizes, acquires or otherwise invests in another Person that is or becomes a Domestic Restricted Subsidiary (other than an Immaterial Subsidiary) that is not a Guarantor, then the Company will cause such Domestic Restricted Subsidiary that is not a Guarantor to:

(1) unconditionally guarantee on a senior secured basis all of the Company’s obligations under the notes and the indenture on the terms set forth in the indenture;

(2)(a) grant to the collateral agent, for the benefit of the Holders and the lenders under the Credit Agreement, a perfected security interest in the Capital Stock of such new Domestic Restricted Subsidiary and any debt securities of such new Domestic Restricted Subsidiary, subject to the Permitted Liens, which are owned by the Company or such new Domestic Restricted Subsidiary and required to be pledged pursuant to the security agreement dated as of the Issue Date, made by the Company and the Guarantors in favor of the collateral agent, and (b) deliver to the collateral agent any certificates representing such Capital Stock and debt securities, together with appropriate endorsements or other instruments of transfer;

(3) take such actions necessary or as the collateral agent reasonably determines to be advisable to grant to the collateral agent for the benefit of the Holders a perfected security interest in the assets of such new Domestic Restricted Subsidiary, subject to the Permitted Liens;

(4) take such further action and execute and deliver such other documents specified in the indenture or otherwise reasonably requested by the trustee or the collateral agent to effectuate the foregoing; and

(5) deliver to the trustee an opinion of counsel reasonably acceptable to the trustee that any documents required to be delivered have been duly authorized, executed and delivered by such Domestic Restricted Subsidiary and constitute a legal, valid, binding and enforceable obligation of such Domestic Restricted Subsidiary and such other opinions regarding the perfection of such Liens in the assets of such Domestic Restricted Subsidiary as provided for in the indenture.

Thereafter, such Domestic Restricted Subsidiary will be a Guarantor for all purposes of the indenture.

Impairment of Security Interest. Subject to the intercreditor agreement, neither the Company nor any of its Restricted Subsidiaries will:

(1) take or omit to take any action which would adversely affect or impair in any material respect the Liens in favor of the collateral agent with respect to the Collateral;

(2) grant to any Person (other than the collateral agent), or permit any Person (other than the collateral agent), to retain any interest whatsoever in the Collateral other than Permitted Liens; or

(3) enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the indenture, the notes, the intercreditor agreement and the Collateral Agreements.

The Company will, and will cause each Guarantor to, at their sole cost and expense, take certain actions reasonably requested by the collateral agent or the trustee to perfect the Liens created by the Collateral Agreements.

Real Estate Mortgages and Filings. With respect to any fee interest in any real property (individually and collectively, the “Premises”) (a) owned by the Company or a Domestic Restricted Subsidiary on the Issue Date or (b) acquired by the Company or a Domestic Restricted Subsidiary after the Issue Date, with (i) a purchase price or (ii) as of the Issue Date, with a fair market value, of greater than $500,000, on the Issue Date in the case of clause (a) and within 90 days of the acquisition thereof in the case of clause (b), the Company will deliver to the collateral agent, as mortgagee:

(1) fully executed counterparts of Mortgages, each dated as of the Issue Date or the date of acquisition of such property, as the case may be, duly executed by the Company or the applicable Domestic Restricted Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such Mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

(2) mortgagee’s title insurance policies in favor of the collateral agent, as mortgagee for the ratable benefit of the collateral agent, the trustee and the holders in an amount equal to 100% of the fair market value of the Premises purported to be covered by the related Mortgage, insuring that title to such property is marketable and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens, and such policies will also include, to the extent available, a revolving credit endorsement and such other endorsements as the collateral agent reasonably requests and shall be accompanied by evidence of the payment in full of all premiums thereon; and

(3) with respect to each of the covered Premises, the most recent survey of such Premises, together with either (i) an updated survey certification in favor of the trustee and the collateral agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit from the Company and the Guarantors stating that there has been no change, other than, in each case, changes that do not materially adversely affect the use by the Company or Guarantor, as applicable, of such Premises for the Company or such Guarantor’s business as so conducted, or intended to be conducted, at such Premises.

Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, ancillary or reasonably related to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

Reports to Holders. The indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the “SEC”), so long as any notes are outstanding, the Company will furnish to the trustee and, upon request, to the Holders:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the SEC’s rules and regulations.

In addition, following the consummation of the exchange offer, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing). In addition, the Company has agreed that, prior to the consummation of the exchange offer, for so long as any notes remain outstanding, it will furnish to the Holders upon their request, the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act.

Payments for Consent. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the notes, the registration rights agreement, any Collateral Agreement or the intercreditor agreement unless such consideration is offered to be paid or is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

Each of the following is an “Event of Default” under the indenture:

(1) the failure to pay interest and Additional Interest, if any, on any notes or any other amount (other than principal for the notes) when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal of or premium, if any, on any notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3) a default in the observance or performance of any other covenant or agreement contained in the indenture (other than the payment of the principal of, or premium, if any, or interest or and Additional Interest, if any, on any note) or any Collateral Agreement which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the trustee or the Holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to the “—Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days from the date of acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $5.0 million or more at any time;

(5) one or more judgments in an aggregate amount in excess of $5.0 million has been rendered against the Company or any of its Restricted Subsidiaries (other than any judgment as to which a reputable and solvent third party insurer or a reputable and solvent third party bonding company has accepted full coverage) and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries;

(7) any Collateral Agreement at any time for any reason ceases to be in full force and effect in all material respects, or ceases to give the collateral agent the Liens, rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Collateral Agreement;

(8) the Company or any of the Guarantors, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or

(9) any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) occurs and is continuing and has not been waived, the trustee or the Holders of at least 25% in principal amount of outstanding notes may declare the principal of and premium, if any, accrued interest and Additional Interest, if any, on all the notes to be due and payable by notice in writing to the Company and the trustee specifying the Event of Default and that it is a “notice of acceleration”, and the same will become immediately due and payable.

If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest and Additional Interest, if any, on all of the outstanding notes will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any Holder.

The indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraphs, the Holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, interest or Additional Interest, if any, that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal and premium, if any, and Additional Interest, if any, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Company has paid the trustee its reasonable compensation and reimbursed the trustee for its reasonable expenses, disbursements and its advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (7) of the description above of Events of Default, the trustee has received an Officers’ Certificate and an opinion of counsel reasonably acceptable to the trustee that such Event of Default has been cured or waived.

No such rescission will affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the indenture, and its consequences, except a default in the payment of the principal of or premium, if any, interest or Additional Interest, if any, on any notes.

Holders may not enforce the indenture or the notes except as provided in the indenture and under the Trust Indenture Act. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the trustee reasonable indemnity. Subject to the provisions of the indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

Under the indenture, the Company is required to provide an Officers’ Certificate to the trustee promptly upon any Officer becoming aware of any Default or Event of Default (provided that such Officers’ Certificate will be provided at least annually whether or not such Officers know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

No past, present or future director, officer, employee, incorporator, or stockholder of the Company or a Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the Guarantees or the indenture or for any claim based on, in respect of, such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding notes (“Legal Defeasance”). Legal Defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, interest and Additional Interest, if any, on the notes when such payments are due;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the trustee and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts and at such times as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and Additional Interest, if any, on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or

(b) since the date of the indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit pursuant to clause (1) of this paragraph (except such Default or Event of Default resulting from the failure to comply with “Certain Covenants—Limitations on Incurrence of Additional Indebtedness” as a result of the borrowing of funds required to effect such deposit) or insofar as Defaults or Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach of, or constitute a default under the indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company has delivered to the trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7) the Company has delivered to the trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8) the Company has delivered to the trustee an opinion of counsel (subject to customary qualifications and exclusions) to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940.

Satisfaction and Discharge

The indenture (and all Liens on Collateral in connection with the issuance of the notes) will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the indenture) as to all outstanding notes when:

(1) either:

(a) all the notes previously authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has previously been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the trustee for cancellation; or

(b) all notes not previously delivered to the trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the trustee, and the Company has irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not previously delivered to the trustee for cancellation, for principal of, premium, if any, interest and Additional Interest, if any, on the notes to the date of deposit together with irrevocable instructions from the Company directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company has paid all other sums payable under the indenture and the Collateral Agreements by the Company; and

(3) the Company has delivered to the trustee an Officers’ Certificate and an opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Modification of the Indenture

From time to time, the Company, the Guarantors, the trustee and, if such amendment, modification or supplement relates to any Collateral Agreement, the collateral agent, without the consent of the Holders, may amend, modify or supplement the indenture, the notes, the Guarantees and the Collateral Agreements:

(1) to cure any ambiguity, defect or inconsistency contained therein;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders in accordance with the covenant described under “Certain Covenants—Merger, Consolidation and Sale of Assets;”

(4) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the indenture, the notes, the Guarantees or the Collateral Agreements;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to allow any Subsidiary or any other Person to guarantee the notes;

(7) to release a Guarantor as permitted by the indenture and the relevant Guarantee; or

(8) if necessary, in connection with any addition or release of Collateral permitted under the terms of the indenture or Collateral Agreements,

so long as such amendment, modification or supplement does not, in the opinion of the trustee and, if such amendment, modification or supplement relates to any Collateral Agreement, the collateral agent, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, each of the trustee and, as applicable, the collateral agent, will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel to the Company. Other amendments of, modifications to and supplements to the indenture, the notes, the Guarantees and the Collateral Agreements may be made with the consent of the Holders of a majority in principal amount of the then outstanding notes, except that, without the consent of each Holder affected thereby, no amendment may:

(1) reduce the amount of notes whose Holders must consent to an amendment, supplement or waiver of any provision of the indenture or the notes;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, or Additional Interest on any notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor;

(4) make any notes payable in money other than that stated in the notes;

(5) make any change in provisions of the indenture protecting the right of each Holder to receive payment of principal of, premium, if any, interest and Additional Interest, if any, on such note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of notes to waive Defaults or Events of Default;

(6) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer after the occurrence of a Change of Control, or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto;

(7) subordinate the notes in right of payment to any other Indebtedness of the Company or any Guarantor;

(8) release any Guarantor from any of its obligations under its Guarantee or the indenture otherwise than in accordance with the terms of the indenture; or

(9) release all or substantially all of the Collateral otherwise than in accordance with the terms of the indenture and the Collateral Agreements.

Governing Law

The indenture provides that it, the notes and the Guarantees will be governed by the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law, of another jurisdiction would be required thereby.

The Trustee

The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The indenture and the provisions of the Trust Indenture Act contain certain limitations on the rights of the trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions; provided that if the trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate such conflict or resign.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation and which Indebtedness is without recourse to the Company or any of its Subsidiaries or to any of their respective properties or assets other than the Person or the assets to which such Indebtedness related prior to the time such Person became a Restricted Subsidiary of the Company or the time of such acquisition, merger or consolidation.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that Beneficial Ownership of 10% or more of the Voting Stock of the Person will be deemed to be control. The terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Applicable Capital Gain Tax Rate” means a rate equal to the sum of (i) the highest marginal Federal capital gain tax rate applicable to an individual who is a citizen of the United States (other than the capital gains rate applicable to collectibles pursuant to Code Section 1(h)(5)) plus (ii) an amount equal to the sum of the highest marginal state and local capital gain tax rates applicable to an individual who is a resident of the State of New York and New York City, multiplied by a factor equal to 1 minus the rate described in clause (i) above.

“Applicable Income Tax Rate” means a rate equal to the sum of (i) the highest marginal Federal income tax rate applicable to an individual who is a citizen of the United States plus (ii) an amount equal to the sum of the highest marginal state and local income tax rates applicable to an individual who is a resident of the State of New York and New York City, multiplied by a factor equal to 1 minus the rate described in clause (i) above.

“Applicable Indebtedness” means:

(1) in respect of any asset that is the subject of an Asset Sale at a time when such asset is included in the Collateral, Indebtedness that is pari passu with the notes and secured at such time by Collateral; or

(2) in respect of any other asset, Indebtedness that is pari passu with the notes.

“Asset Acquisition” means:

(1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person becomes a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or is merged with or into the Company or any Restricted Subsidiary of the Company, or

(2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer (other than a Lien in accordance with the indenture) for value by (x) the Company or any of its Restricted Subsidiaries to any Person other than the Company or a Guarantor or (y) a Foreign Restricted Subsidiary to the Company or a Restricted Subsidiary of the Company of:

(1) any Capital Stock of any Restricted Subsidiary of the Company; or

(2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales will not include:

(a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million;

(b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “Certain Covenants—Merger, Consolidation and Sale of Assets;”

(c) any Restricted Payment permitted under “Certain Covenants—Limitation on Restricted Payments,” including a Permitted Investment;

(d) the sale of Cash Equivalents; and

(e) the sale or other disposition of used, worn out, obsolete or surplus equipment.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have meanings correlative to the foregoing.

“Board of Directors” means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof.

“Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person;

(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person; and

(3) any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date will be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”);

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) investments in demand and time deposit accounts, certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any United States branch of a foreign bank having at the date of acquisition thereof combined net capital and surplus of not less than $250.0 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1) any direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), other than a transaction in which the transferee is controlled by one or more Permitted Holders;

(2) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, other than (A) a transaction in which the surviving or Transferee Person is a Person that is controlled by the Permitted Holders or (B) any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Capital Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance);

(3) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company;

(4) prior to the first Public Equity Offering, the Permitted Holders cease for any reason to be the Beneficial Owner, directly or indirectly, in the aggregate of at least a majority of the Voting Stock of the Company held by such Permitted Holders on the Issue Date, whether by virtue of the issuance, sale or other disposition of Capital Stock of the Company or a direct or indirect holder of Capital Stock of the Company, a merger, consolidation or sale of assets involving the Company, a Restricted Subsidiary or a direct or indirect holder of Capital Stock of the Company, any voting trust or other agreement;

(5) (a) any Person or Group is or becomes the Beneficial Owner, directly or indirectly, in the aggregate of more than 50% of the total voting power of the Voting Stock of the Company, and (b) the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other Person or Group, and one or more Permitted Holders do not have the right to elect directors holding a majority of the voting power of the Board of Directors of the Company; or

(6) individuals who on the Issue Date held a majority of the voting power of the Board of Directors of the Company (together with any new directors whose nomination and election were approved pursuant to a vote of a majority of the members of the Company (or Related Parties of such members) entitled to vote thereon who were members of the Company (or Related Parties of such members) on the Issue Date) cease for any reason to hold a majority of the voting power of the Board of Directors of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means collateral as such term is defined in the security agreement, all property mortgaged under the Mortgages and any other property, whether now owned or hereafter acquired, upon which a Lien securing the Obligations is granted or purported to be granted under any Collateral Agreement.

“Collateral Agreements” means, collectively, the intercreditor agreement, the security agreement and each Mortgage, in each case, as the same may be in force from time to time.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(1) Consolidated Net Income; and

(2) to the extent Consolidated Net Income has been reduced thereby:

(a) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period and Permitted Tax Distributions paid during such period;

(b) Consolidated Interest Expense, and interest attributable to write-offs of deferred financing costs; and

(c) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period.

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four consecutive full fiscal quarters (the “Four Quarter Period”) most recently ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” will be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any Asset Sale or other disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness and also including any Consolidated EBITDA associated with the assets that are the subject of such Asset Sale or other disposition or Asset Acquisition) occurred on the first day of the Four Quarter Period provided that the Consolidated EBITDA of any Person acquired will be included only to the extent includible pursuant to the definition of “Consolidated Net Income.” If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence will give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter will be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, will be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs); plus

(2) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y)(I) if such Person is not subject to United States federal income tax, one or (II) if such Person is so taxable, a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, and including, without duplication, (a) all amortization or accretion of original issue discount or premium; (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period; and (c) net cash costs under all Interest Swap Obligations (including amortization of fees).

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there will be excluded therefrom:

(1) after-tax gains and losses from Asset Sales or abandonments or reserves relating thereto;

(2) after-tax items classified as extraordinary gains or losses (other than, solely for purposes of calculating cumulative Consolidated Net Income pursuant to “Certain Covenants—Limitation on Restricted Payments,” gains resulting from the settlement or other disposition of litigation existing on the Issue Date);

(3) the net income (but not loss) of any Restricted Subsidiary of the subject Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(4) the net income of any Person, other than the subject Person or a Restricted Subsidiary of the subject Person, except to the extent of cash dividends or distributions paid to the subject Person or to a Wholly-Owned Restricted Subsidiary of the subject Person by such Person;

(5) any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(6) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(7) all gains and losses realized on or because of the purchase or other acquisition by such Person or any of its Restricted Subsidiaries of any securities of such Person or any of its Restricted Subsidiaries;

(8) the cumulative effect of a change in accounting principles;

(9) interest expense attributable to dividends on Qualified Capital Stock pursuant to Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity;”

(10) non-cash charges resulting from the impairment of intangible assets;

(11) in the case of a successor to the subject Person by consolidation or merger or as a transferee of the subject Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets; and

(12) the net amount of all Permitted Tax Distributions made during such period.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash items and expenses of such Person and its Restricted Subsidiaries to the extent they reduce Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Credit Agreement” means the Credit Agreement dated as of the Issue Date, between the Company and the lenders party thereto and Manufacturers and Traders Trust Company, as administrative agent, setting forth the terms and conditions of the senior credit facility, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended, supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (2) of the definition of the term “Permitted Indebtedness”) or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default, as described above under “Events of Default”.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event that would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except in each case, upon the occurrence of a Change of Control) on or prior to the first anniversary of the final maturity date of the notes for cash or is convertible into or exchangeable for debt securities of the Company or its Subsidiaries at any time prior to such anniversary.

“Domestic Restricted Subsidiary” means, with respect to any Person, a Domestic Subsidiary of such Person that is a Restricted Subsidiary of such Person.

“Domestic Subsidiary” means, with respect to any Person, a Subsidiary of such Person that is not a Foreign Subsidiary of such Person.

“Equity Holder” means (a) with respect to a corporation, each holder of stock of such corporation, (b) with respect to a limited liability company or similar entity, each member of such limited liability company or similar entity, (c) with respect to a partnership, each partner of such partnership, (d) with respect to an entity described in clause (a)(iv) of the definition of “Flow Through Entity,” the owner of such entity, and (e) with respect to a trust described in clause (a)(v) of the definition of “Flow Through Entity,” the persons treated for Federal income tax purposes as the owners of the trust property.

“Equity Offering” means an underwritten public offering of Common Stock of the Company or any holding company of the Company pursuant to a registration statement filed with the SEC (other than on Form S-8) or any private placement of Common Stock of the Company or any holding company of the Company to any Person other than issuances upon exercise of options by employees of any holding company, the Company or any of the Restricted Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Flow Through Entity” means an entity that (a) for federal income tax purposes constitutes (i) an “S corporation” (as defined in Section 1361(a) of the Code), (ii) a “qualified subchapter S subsidiary” (as defined in Section 1361(b)(3)(B) of the Code), (iii) a “partnership” (within the meaning of Section 7701(a)(2) of the Code) other than a “publicly traded partnership” (as defined in Section 7704 of the Code), (iv) a business entity that is disregarded as an entity separate from its owners under the Code, the Treasury Regulations, or any published administrative guidance of the Internal Revenue Service or (v) a trust to the extent its income is includible in the taxable income of the grantor or another person under Sections 671 through 679 of the Code (each of the entities described in the preceding clauses (i), (ii), (iii), (iv) and (v), a “Federal Flow Through Entity”), and (b) for state and local jurisdictions is subject to treatment on a basis under applicable state or local income tax law substantially similar to a Federal Flow Through Entity.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

“Founders” means Joseph G. Bucci, Gunther K. Buerman and Neil L. Cohen.

“GAAP” means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantor” means (1) each of the Company’s Domestic Restricted Subsidiaries existing on the Issue Date and (2) each of the Company’s Domestic Restricted Subsidiaries that in the future executes a supplemental indenture in which such Domestic Restricted Subsidiary agrees to be bound by the terms of the indenture as a Guarantor; provided that any Person constituting a Guarantor as described above will cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the indenture.

“Holder” means the Person in whose name a note is registered on the registrar’s books.

“Immaterial Subsidiary” means at any time, any Domestic Restricted Subsidiary of the Company designated as such by the Board of Directors of the Company; provided, however, that the total assets of all Immaterial Subsidiaries shall not exceed 1% of consolidated total assets of the Company and its Restricted Subsidiaries. In the event that the total assets of all Immaterial Subsidiaries exceed 1% of consolidated total assets of the Company and its Restricted Subsidiaries, the Company will designate Domestic Restricted Subsidiaries that would otherwise be Immaterial Subsidiaries to be excluded as Immaterial Subsidiaries until such 1% threshold is met. Notwithstanding the foregoing, no Domestic Restricted Subsidiary that guarantees any Obligations under the Credit Agreement will be deemed an Immaterial Subsidiary.

“Indebtedness” means with respect to any Person, without duplication:

(1) all Obligations of such Person for borrowed money;

(2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and any deferred purchase price represented by earn outs consistent with the Company’s past practice);

(5) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, whether or not then due;

(6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of any such Obligation being deemed to be the lesser of the Fair Market Value of the property or asset securing such Obligation or the amount of such Obligation;

(8) all Interest Swap Obligations and all Obligations under Currency Agreements of such Person; and

(9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

Notwithstanding the foregoing, Indebtedness will not include any Qualified Capital Stock. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness is required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value will be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and will include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value of Capital Stock, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment will be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(i) “Investment” includes the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(ii) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means the date of original issuance of the outstanding notes.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Mortgages” means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

“Net Capital Gain” has the meaning set forth in Code Section 1222.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) all taxes and other costs and expenses actually paid or estimated by the Company (in good faith) to be payable in cash in connection with such Asset Sale;

(3) repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and is required to be repaid in connection with such Asset Sale; and

(4) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

provided, however, that if, after the payment of all taxes with respect to such Asset Sale, the amount of estimated taxes, if any, pursuant to clause (2) above exceeded the tax amount actually paid in cash in respect of such Asset Sale, the aggregate amount of such excess will, at such time, constitute Net Cash Proceeds.

“Net Long-Term Capital Loss” has the meaning set forth in Code Section 1222.

“Net Short-Term Capital Gain” has the meaning set forth in Code Section 1222.

“Obligations” means all obligations for principal, premium, interest, Additional Interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means the Chairman, any Vice Chairman, the President, any Vice President, the Chief Executive Officer or the Chief Financial Officer of the Company.

“Officers’ Certificate” means a certificate signed by two Officers of the Company, at least one of whom is the principal financial officer of the Company, and delivered to the trustee.

“Permitted Holders” means the Founders and any of their respective Related Parties.

“Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness under the notes in an aggregate outstanding principal amount not to exceed $100.0 million and the related Guarantees;

(2) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $62.1 million as such amount may be reduced from time to time as a result of permanent reductions of the commitments thereunder as provided in “Certain Covenants—Limitation on Asset Sales;”

(3) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

(4) Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into for the purpose of fixing or hedging interest rates with respect to any fixed or variable rate Indebtedness that is permitted by the indenture to be outstanding to the extent that the notional amount of any such Interest Swap Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap Obligation relates;

(5) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6) Intercompany Indebtedness of the Company or a Guarantor for so long as such Indebtedness is held by the Company or a Guarantor; provided that if as of any date any Person other than the Company or a Guarantor owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date will be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

(7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

(8) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

(9) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business (including Refinancings thereof that do not result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing)) not to exceed $5.0 million at any time outstanding;

(10) Refinancing Indebtedness;

(11) Indebtedness represented by guarantees by the Company or a Restricted Subsidiary of Indebtedness incurred by the Company or a Restricted Subsidiary so long as the incurrence of such Indebtedness by the Company or any such Restricted Subsidiary is otherwise permitted by the terms of the indenture;

(12) Indebtedness arising from agreements of the Company or a Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Subsidiary in connection with such disposition;

(13) Indebtedness of the Company or any of its Restricted Subsidiaries to the extent the net proceeds thereof are promptly used to redeem the notes in full or deposited to defease or discharge the notes, in each case, in accordance with the indenture;

(14) Acquired Indebtedness of Foreign Restricted Subsidiaries of the Company; provided, however, that on the date of incurrence of such Indebtedness, after giving pro forma effect thereto, the Company would have been able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “—Limitation on Incurrence of Additional Indebtedness” covenant;

(15) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement); and

(16) obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company and its Restricted Subsidiaries in the ordinary course of business.

For purposes of determining compliance with the “—Limitation on Incurrence of Additional Indebtedness” covenant, (a) the outstanding principal amount of any item of Indebtedness will be counted only once and (b) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (16) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company will, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the “—Limitations on Incurrence of Additional Indebtedness” covenant.

“Permitted Investments” means:

(1) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Guarantor or that will merge or consolidate with or into the Company or a Guarantor, or that transfers or conveys all or substantially all of its assets to the Company or a Guarantor;

(2) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company’s Obligations under the notes and the indenture;

(3) Investments in cash and Cash Equivalents;

(4) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and otherwise in compliance with the indenture;

(5) Investments in the notes;

(6) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers in exchange for claims against such trade creditors or customers;

(7) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “—Limitation on Asset Sales” covenant;

(8) Investments in existence on the Issue Date;

(9) loans and advances, including advances for travel and moving expenses, to employees, officers and directors of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $1.0 million at any one time outstanding;

(10) advances to suppliers and customers in the ordinary course of business; and

(11) additional Investments in an aggregate amount not to exceed $5.0 million at any time outstanding.

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries has set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) any judgment Lien not giving rise to an Event of Default;

(5) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(6) any interest or title of a lessor under any Capitalized Lease Obligation permitted pursuant to clause (9) of the definition of “Permitted Indebtedness;” provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(7) Liens securing Purchase Money Indebtedness permitted pursuant to clause (9) of the definition of “Permitted Indebtedness;” provided, however, that (a) the Indebtedness does not exceed the cost of the property or assets acquired, together, in the case of real property, with the cost of the construction thereof and improvements thereto, and is not secured by a Lien on any property or assets of the Company or any Restricted Subsidiary of the Company other than such property or assets so acquired or constructed and improvements thereto and (b) the Lien securing such Indebtedness is created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

(8) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(9) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(10) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(11) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the indenture;

(12) Liens securing Indebtedness under Currency Agreements that are permitted under the indenture;

(13) Liens securing Acquired Indebtedness incurred in accordance with the “—Limitation on Incurrence of Additional Indebtedness” covenant; provided that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

(14) Liens existing as of the Issue Date and securing Indebtedness permitted to be outstanding under clause (3) of the definition of the term “Permitted Indebtedness” to the extent and in the manner such Liens are in effect on the Issue Date;

(15) Liens securing the notes and all other monetary obligations under the indenture and the Guarantees;

(16) Liens securing Indebtedness under the Credit Agreement to the extent such Indebtedness is permitted under clause (2) or (15) of the definition of the term “Permitted Indebtedness;” and

(17) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under this paragraph and which has been incurred in accordance with the “—Limitation on Incurrence of Additional Indebtedness” provisions of the indenture; provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced.

“Permitted Tax Distributions” means, with respect to any taxable year, the sum of: (i) the product of (a) the excess, if any, of (1) all items of taxable income or gain (other than capital gain) allocated by the Company to its Equity Holders for such year over (2) the sum of all items of taxable deduction or loss (but not including any capital loss) allocated to such Equity Holders by the Company for such year and any Tax Loss Amount (other than a Tax Loss Amount attributable to capital losses), and (b) the Applicable Income Tax Rate, plus (ii) the product of (a) the Net Capital Gain (including, for this purpose, any Tax Loss Amount attributable to Net Long-Term Capital Loss), if any, allocated by the Company to its Equity Holders for such year and (b) the Applicable Capital Gain Tax Rate, plus (iii) the product of (a) the Net Short-Term Capital Gain (including for this purpose any Tax Loss Amount attributable to short-term capital loss), if any, allocated by the Company to its Equity Holders for such year and (b) the Applicable Income Tax Rate. The amount of the Permitted Tax Distribution will be computed promptly after the filing by the Company of its annual income tax return.

Estimated tax distributions will be made within thirty days following March 15, May 15, August 15, and December 15 based upon an estimate of the excess of (x) the tax distributions that would be payable for the period beginning on January 1 of such year and ending on March 15, May 15, August 15, and December 15 if such period were a taxable year (computed as provided above) over (y) distributions attributable to all prior periods during such taxable year. The excess of the Permitted Tax Distributions for a taxable year over the amounts previously distributed as estimated tax distributions may be distributed to Equity Holders within thirty days of the date on which the Company has filed its federal income tax return with respect to such taxable years. To the extent that the estimated tax distributions previously paid to an Equity Holder in respect of any taxable year are greater than the Permitted Tax Distributions for such year, such excess will be treated for all purposes of the indenture as if distributed as an estimated tax distribution on March 15 of the next succeeding year for the purpose of determining amounts permitted to be distributed in such succeeding taxable year.

The amount of the Permitted Tax Distributions will be re-computed promptly after (i) the filing by the Company of its annual tax return, and (ii) the appropriate federal or state taxing authority finally determines that the amount of the items of taxable income, gain, deduction, or loss of the Company which affected the calculation of the Permitted Tax Distributions for any year should be changed or adjusted, including the determination that the Company or any other entity is not a Flow Through Entity (a “Tax Calculation Event”). In the event of a Tax Calculation Event, the amount by which the Permitted Tax Distributions would have been reduced had they been calculated in accordance with the Tax Calculation Event (an “Overdistribution”) will offset (on a dollar for dollar basis) the amounts permitted to be distributed on each successive estimated tax payment date until such Overdistribution is reduced to zero (and such amounts permitted to be distributed will be, for purposes of the indenture, treated as if distributed to Equity Holders and used to repay the Overdistribution). If following a Tax Calculation Event, the amount by which the Permitted Tax Distributions would have been increased had they been calculated in accordance with the Tax Calculation Event (an “Underdistribution”), the amount of such Underdistribution will be distributed to Equity Holders within 90 days of the date of the Tax Calculation Event.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Public Equity Offering” means an underwritten public offering of Common Stock of the Company or any holding company of the Company pursuant to a registration statement filed with the SEC (other than on Form S-8).

“Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment, provided, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the “—Limitation on Incurrence of Additional Indebtedness” covenant (other than pursuant to Permitted Indebtedness) or clauses (1), (3) or (10) of the definition of Permitted Indebtedness, in each case that does not:

(1) have an aggregate principal amount (or, if such Indebtedness is issued with original issue discount, an aggregate offering price) greater than the sum of (x) the aggregate principal amount of the Indebtedness being Refinanced (or, if such Indebtedness being Refinanced is issued with original issue discount, the aggregate accreted value) as of the date of such proposed Refinancing plus (y) the amount of fees, expenses, premium, defeasance costs and accrued but unpaid interest relating to the Refinancing of such Indebtedness being Refinanced;

(2) create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; or

(3) affect the security, if any, for such Refinancing Indebtedness (except to the extent that less security is granted to holders of such Refinancing Indebtedness);

If such Indebtedness being Refinanced is subordinate or junior by its terms to the notes, then such Refinancing Indebtedness will be subordinate by its terms to the notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Related Parties” means, with respect to any Person, any (1) spouse or lineal descendent (whether natural or adopted) of such Person or (2) trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or persons beneficially holding an 80% or more controlling interest of which consist of such Person and/or any of the persons referred to in the immediately preceding clause (1).

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Significant Subsidiary” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Subsidiary” with respect to any Person, means:

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances is at the time owned, directly or indirectly, by such Person; or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Tax Loss Amount” means with respect to any taxable year, the amount which would be available to the Company as a net operating loss or net capital loss from a prior taxable year of the Company ending subsequent to the Issue Date if the Company were taxable as a corporation and not as a Flow Through Entity; provided, that for such purpose the amount of any such net operating loss or net capital loss will be used only once to reduce Permitted Tax Distributions and in each case will be carried forward to the next succeeding taxable year until so used. For purposes of calculating the Tax Loss Amount, the proportionate part of the items of taxable income, gain, deduction, or loss (including capital gain or loss) of any Subsidiary that is a Flow Through Entity for a taxable year of such Subsidiary ending subsequent to the Issue Date will be included in determining the amount of net operating loss or net capital loss of the Company.

“Unrestricted Subsidiary” of any Person means:

(1) any Subsidiary of such Person that at the time of determination is or continues to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated, provided that:

(1) the Company certifies to the trustee that such designation complies with the “—Limitation on Restricted Payments” covenant; and

(2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “—Limitation on Incurrence of Additional Indebtedness” covenant; and

(2) immediately before and immediately after giving effect to such designation, no Default or Event of Default has occurred and is continuing.

Any such designation by the Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” means, with respect to any Person, securities of any class or classes of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the then outstanding aggregate principal amount of such Indebtedness into (2) the sum of the total of the products obtained by multiplying:

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly-Owned Restricted Subsidiary” of any Person means any Restricted Subsidiary of such Person of which all the outstanding Capital Stock (other than in the case of a Foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly-Owned Restricted Subsidiary of such Person.

BOOK-ENTRY; DELIVERY AND FORM

Except as set forth below, the exchange notes will be issued in the form of one or more fully registered notes in global form without coupons (each a “Global Note”). The Global Notes will be deposited with the Trustee as a custodian for The Depository Trust Company (“DTC”) and registered in the name of a nominee of such depositary. The exchange notes, to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the Global Note.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the exchange notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the exchange notes.

Payments of the principal of, premium (if any), and interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder (including the presentation of for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

DTC has advised us that it is:

•	is a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated Securities shall be issued in exchange for beneficial interests in the Global Notes (i) if requested by a Holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by us within 90 days.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material United States federal income tax consequences relevant to the exchange of outstanding notes for exchange notes and the ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the Notes. The Company has not sought and will not seek any rulings from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Notes or that any such position would not be sustained.

This discussion applies to you only if you are a beneficial owner of the outstanding notes, you purchased your outstanding notes in the initial offering for an amount equal to their face amount, and you exchange your outstanding notes for exchange notes pursuant to this exchange offer. This discussion assumes you will hold the exchange notes as capital assets.

This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, United States expatriates, partnerships or other pass-through entities, insurance companies, dealers in securities or currencies, traders in securities, holders whose functional currency is not the United States dollar, tax-exempt organizations and persons holding the Notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction, or shareholders, partners or beneficiaries of a holder of the Notes. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with Notes held as “capital assets” within the meaning of Section 1221 of the Code.

The following discussion represents the opinion of Harris Beach LLP, counsel to the Company, as to the material U.S. federal income tax consequences, to the holders described in the discussion, of the exchange offer and ownership and disposition of the exchange notes. We recommend that you consult your own tax advisors as to the particular tax consequences to you of the purchase, ownership and disposition of the Notes, including the applicability of any United States federal tax laws and any state, local or foreign tax laws or tax treaties.

We believe that the exchange of outstanding notes for exchange notes pursuant to this exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, we believe that a holder that exchanges outstanding notes for exchange notes pursuant to this exchange offer will not recognize taxable gain or loss on such exchange, such holder’s adjusted tax basis in the exchange notes will be the same as its adjusted tax basis immediately before such exchange in the outstanding notes exchanged therefor, and such holder’s holding period for the exchange notes will include the holding period for the outstanding notes exchanged therefor.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market making activities or other trading activities. We have agreed that we will, for a period of 90 days after the consummation of the exchange offer, make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until , 2004, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such document in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the exchange notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the validity of the exchange notes offered hereby will be passed upon for the Company by Harris Beach LLP, Rochester, New York.

EXPERTS

The financial statements of the Company as of September 30, 2003, 2002 and 2001 and for each of the three years in the period ended September 30, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Members of

American Rock Salt Company LLC

In our opinion, the accompanying balance sheets and the related statements of operations, changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of American Rock Salt Company LLC at September 30, 2003, 2002 and 2001, and the results of its operations and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

November 14, 2003

AMERICAN ROCK SALT COMPANY LLC

BALANCE SHEETS

September 30, 2003, 2002 and 2001

	2003	2002	2001
Assets
Current assets
Cash and equivalents	$9,096,848	$2,502,974	$3,501,022
Accounts receivable, net of reserve for doubtful accounts of approximately $100,000, $50,000 and $29,000 in 2003, 2002 and 2001, respectively	6,052,539	926,140	1,521,594
Inventory	19,981,969	23,806,003	9,724,867
Prepaid and other assets	646,374	326,068	143,349
Grant receivable	—	256,765	256,765

Total current assets	35,777,730	27,817,950	15,147,597
Property and equipment, net	77,745,227	81,263,705	83,549,500
Other assets
Salt deposits and mineral rights, net	2,021,745	1,989,955	2,018,163
Mine acquisition costs, net	402,641	411,867	418,619
Financing costs, net of accumulated amortization of approximately $423,000, $316,000 and $257,000 in 2003, 2002 and 2001, respectively	424,928	531,301	637,673

Total other assets	2,849,315	2,933,123	3,074,455

	$116,372,272	$112,014,778	$101,771,552

Liabilities and Members’ Equity
Current liabilities
Revolving line of credit	$12,380,000	$13,450,000	$5,780,000
Current portion of long-term debt	7,473,469	72,361,959	78,059,373
Accounts payable	2,057,251	2,825,770	2,039,675
Accrued expenses	3,813,658	2,883,721	596,526
Mine construction retention	4,160,001	4,160,001	4,160,001
Related party payables	2,945,952	3,040,457	944,665

Total current liabilities	32,830,331	98,721,908	91,580,240
Long-term debt, net of current portion	56,893,761	196,599	220,355

Total liabilities	89,724,092	98,918,507	91,800,595
Class A Units, 6,250 units issued and outstanding at September 30, 2003, 2002 and 2001	8,765,849	4,307,984	3,279,920
Class F Units, 12,750 units issued and outstanding at September 30, 2003, 2002 and 2001	17,882,331	8,788,287	6,691,037

	26,648,180	13,096,271	9,970,957

	$116,372,272	$112,014,778	$101,771,552

The accompanying notes are an integral part of these financial statements.

AMERICAN ROCK SALT COMPANY LLC

STATEMENTS OF OPERATIONS

Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Sales
Bulk	$92,866,508	$40,798,480	$27,642,647
Packaged	2,653,180	1,095,600	1,475,791

Total sales	95,519,688	41,894,080	29,118,438

Cost of sales
Freight and handling	42,954,926	15,456,781	11,389,765
Products	28,734,518	13,232,279	14,373,512

	71,689,444	28,689,060	25,763,277

Gross income	23,830,244	13,205,020	3,355,161
Operating expenses	6,072,840	4,969,593	3,985,451

Income (loss) from operations	17,757,404	8,235,427	(630,290)

Other income (expense)
Interest expense	(4,362,006)	(4,812,345)	(2,954,491)
Interest income	159,861	68,846	230,938
Other financing charges	(73,028)	(626,541)	2,946
Other, net	69,678	259,927	—

Total other expense	(4,205,495)	(5,110,113)	(2,720,607)

Net income (loss)	$13,551,909	$3,125,314	$(3,350,897)

The accompanying notes are an integral part of these financial statements.

AMERICAN ROCK SALT COMPANY LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

Years Ended September 30, 2003, 2002 and 2001

	Class A Units	Class F Units	Total
Members’ equity—October 1, 2000	$4,382,189	$8,939,665	$13,321,854
Net loss	(1,102,269)	(2,248,628)	(3,350,897)

Members’ equity—September 30, 2001	3,279,920	6,691,037	9,970,957
Net income	1,028,064	2,097,250	3,125,314

Members’ equity—September 30, 2002	4,307,984	8,788,287	13,096,271
Net income	4,457,865	9,094,044	13,551,909

Members’ equity—September 30, 2003	$8,765,849	$17,882,331	$26,648,180

The accompanying notes are an integral part of these financial statements.

AMERICAN ROCK SALT COMPANY LLC

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities
Net income (loss)	$13,551,909	$3,125,314	$(3,350,897)
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	5,966,115	5,572,247	1,402,261
Depletion	40,223	32,753	39,045
Provision for bad debts	50,000	20,700	21,383
Provision for inventory	(36,556)	—	69,231
Amortization of mine acquisition and financing costs	115,598	113,124	366,688
Loss on sale or disposal of equipment	32,295	(4,266)	—
Changes in Accounts receivable	(5,176,399)	574,754	(898,109)
Inventory	3,860,590	(14,081,136)	(2,229,664)
Prepaid expenses and other assets	(320,305)	(182,719)	15,598
Accounts payable	(768,518)	786,095	(2,922,329)
Accrued expenses	929,935	2,287,195	(529,976)

Net cash provided by (used in) operating activities	18,244,887	(1,755,939)	(8,016,769)

Cash flows from investing activities
Proceeds on sale or disposal of equipment	261,169	98,866	—
Mine development expenditures	—	(134,435)	(10,660,537)
Purchase of property and equipment	(2,741,101)	(3,246,617)	(5,337,390)
Purchase of salt deposits and mineral rights	(72,013)	(4,545)	(114,515)
Grant proceeds	256,765	—	1,194,570

Net cash used in investing activities	(2,295,180)	(3,286,731)	(14,917,872)

Cash flows from financing activities
Repayments on long-term debt	(8,191,328)	(5,721,170)	—
Payment of financing costs	—	—	(472,518)
Borrowings on long-term debt	—	—	19,999,728
Borrowings on revolving line of credit	20,310,000	16,900,000	10,050,000
Repayments on revolving line of credit	(21,380,000)	(9,230,000)	(5,850,000)
(Repayments) borrowings of related party payables	(94,505)	2,095,792	548,031

Net cash (used in) provided by financing activities	(9,355,833)	4,044,622	24,275,241

Net increase (decrease) in cash and equivalents	6,593,874	(998,048)	1,340,600
Cash and equivalents—beginning of year	2,502,974	3,501,022	2,160,422

Cash and equivalents—end of year	$9,096,848	$2,502,974	$3,501,022

The accompanying notes are an integral part of these financial statements.

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001

1. The Company

American Rock Salt Company LLC (the “Company”) primarily sells bulk rock salt for use in deicing roads. The Company bids on supply contracts for salt produced at the Hampton Corners Mine to be provided to State Departments of Transportation and local municipalities as well as industrial consumers throughout the Northeastern United States. The Company was formed on January 30, 1997, construction of the Hampton Corners Mine began in November 1998 and it was substantially completed in December 2001. The Company steadily increased sales as production and distribution capacity came online during a ramp-up phase in fiscal 2001 and 2002. The Company attained full operating capacity during fiscal 2003.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Cash and Equivalents

The Company considers all highly liquid debt instruments with a maturity at the date of purchase of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and equivalents.

Inventory

Inventory is stated at lower of cost, on an average cost basis, or market. The Company records reserves for unusable raw materials and supplies inventory. The amount of unusable raw materials is immaterial during the ordinary course of business.

Property and Equipment

Property and equipment is stated at cost and is depreciated over its estimated useful life using the straight-line method. Major renewals and betterments are capitalized. Mine development costs consist of materials, labor, engineering, and consulting costs incurred to construct the mine and due to the fact that the mine has an estimated life in excess of 70 years, these costs are being depreciated over the maximum allowable timeframe of twenty years. Also, costs related to the construction of the production and service shafts are included in mine development costs. Any grant receipts related to the purchase or construction of a long-lived asset have been recognized as an offset to the carrying amount of such asset. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts.

Depreciable lives are as follows:

Buildings	20 - 40 years
Mine development costs	20 years
Land improvements	15 years
Conveyors	10 years
Processing equipment	3 - 10 years
General mining equipment	7 - 10 years
Mobile mining equipment	5 - 10 years
Furniture and fixtures	5 - 7 years
Vehicles	3 - 5 years
Computers and peripheral equipment	3 - 5 years

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

September 30, 2003, 2002 and 2001

Salt Deposits and Mineral Rights

Salt deposits and mineral rights are underground reserves on which the Company has extraction rights. Depletion of salt deposits and mineral rights are provided as the minerals are extracted, based on units of production and engineering estimates of total reserves. The impact of revisions to reserve estimates is recognized on a prospective basis. Salt deposits and mineral rights are presented net of accumulated depletion of approximately $112,000, $72,000 and $39,000 at September 30, 2003, 2002 and 2001, respectively. Depletion expense was approximately $40,000, $33,000 and $39,000 in 2003, 2002 and 2001, respectively. The estimated aggregate depletion expense for each of the five succeeding fiscal years is $51,000, $44,000, $44,000, $44,000 and $45,000, respectively.

Mine Acquisition Costs

Mine acquisition costs consist of legal and consulting fees incurred to obtain mineral rights and other expenses. The costs are amortized using the units of production method. Mine acquisition costs are presented net of accumulated amortization of approximately $24,000, $15,000 and $8,000 at September 30, 2003, 2002 and 2001, respectively. Amortization expense was approximately $9,000, $7,000 and $8,000 in 2003, 2002 and 2001, respectively.

Mine Reclamation Costs

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. The objective of SFAS No. 143 is to establish an accounting standard for the recognition and measurement of an obligation related to the retirement of certain long-lived assets. The retirement obligation must be one that results from the acquisition, construction or normal operation of a long-lived asset. SFAS No. 143 requires the legal obligation associated with the retirement of a tangible long-lived asset to be recognized at fair value as a liability when incurred and the cost to be capitalized by increasing the carrying amount of the related long-lived asset. The implementation of SFAS No. 143 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Financing Costs

Financing costs include legal, professional and other related fees incurred and are being amortized over the terms of the related obligations.

Mine Construction Retention

Mine construction retention represents retainage on construction billings to be paid upon facility acceptance.

Revenue Recognition

The Company recognizes revenue upon transfer of title, or in accordance with contracted terms which is primarily FOB destination. The Company sells mineral products, primarily salt and mixed salt products. Sales include customer billings excluding sales tax charged on the product and includes shipping and handling costs. The shipping and handling costs are expensed when the product is sold.

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

September 30, 2003, 2002 and 2001

Income Taxes

No provision is made for income taxes in the accompanying financial statements as the Company is a Limited Liability Corporation that elected Partnership status. The taxable income or loss and any available credits of the Company are includable on the individual income tax returns of the members.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the carrying amounts of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a writedown is required. If this review indicates that the assets will not be recoverable, the carrying value of the Company’s assets would be reduced to their estimated fair value.

Supply Agreements

The Company is exposed to the impact of interest rate changes and the purchase price of natural gas and electricity used in its mining operations. The Company has entered into transportation and gas and electricity supply service agreements. The services provided for in these agreements have not significantly deviated from the fair market value of these items during the terms of the agreement. These supply agreements did not meet the definition of a derivative instrument or hedging activity under the provisions of SFAS No. 133.

Members’ Equity

The Company’s authorized, issued and outstanding membership interests consist of 6,250 Class A Units and 12,750 Class F Units. The Company is also authorized to issue 1,000 Class E Units reserved for issuance to officers and employees of the Company. The Class A, Class E and Class F Units are alike in all respects, except that the Class A and Class F Units are entitled to vote for the election of Class A and Class F Managers, respectively, and the Class E Units are not entitled to vote for Managers. Allocation of net income (loss) is performed on a pro rata basis.

Fair Value Disclosures of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values at September 30, 2003 and 2002.

The estimated fair value of the Company’s long-term debt is approximately $64,676,000 as of September 30, 2003. The estimated fair value was based on market yields for similar instruments.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

September 30, 2003, 2002 and 2001

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. These changes had no effect on reported financial position or results of operations.

Supplemental Disclosure of Cash Flow Activities

Supplemental information regarding cash flow activities for the year ended September 30:

	2003	2002	2001
Cash paid for interest	$6,507,595	$2,630,731	$6,475,194

Capital additions funded through financing activities	$—	$—	$627,550

3. Inventory

Inventory consists of the following at September 30:

	2003	2002	2001
Supplies	$513,157	$512,458	$109,243
Finished goods, salt	19,506,537	23,367,826	9,684,855

	20,019,694	23,880,284	9,794,098
Less:
Reserve	(37,725)	(74,281)	(69,231)

	$19,981,969	$23,806,003	$9,724,867

4. Property and Equipment

Property and equipment consisted of the following at September 30:

	2003	2002	2001
Land	$672,701	$672,701	$672,701
Buildings	3,276,541	3,276,541	2,156,178
Land improvements	2,389,897	2,190,787	1,031,938
Conveyors	5,338,220	5,015,232	4,721,925
Processing equipment	4,676,902	4,239,592	4,173,648
General mining equipment	3,359,810	2,698,532	1,920,446
Mobile mining equipment	5,875,584	5,068,454	4,317,757
Furniture and fixtures	29,770	25,212	16,294
Vehicles	180,635	133,300	117,200
Computers and peripheral equipment	610,365	426,785	248,747
Mine development costs	64,804,475	64,804,475	38,558,093
Mine development in progress	56,347	52,535	27,483,767
Assets held for sale	—	261,000	160,000

	91,271,246	88,865,146	85,578,694
Less: Accumulated depreciation	(13,526,019)	(7,601,441)	(2,029,194)

	$77,745,227	$81,263,705	$83,549,500

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

September 30, 2003, 2002 and 2001

5. Leases

The Company has entered into several agreements for the storage and handling of its salt at several stockpiles; several of these agreements include land and building rent. In addition, the Company has various lease agreements for railcars. These obligations extend through 2016. Most leases contain renewal and purchase options. No leases contain restrictions on the Company’s activities concerning capital distributions, additional debt or further leasing. Rental expenses for all operating leases amounted to approximately $4,260,000, $3,766,000 and $1,479,000 during 2003, 2002 and 2001, respectively.

Future minimum rental payments under operating leases with noncancelable terms in excess of one year are as follows:

	Property	Equipment	Total
2004	$216,830	$3,701,772	$3,918,602
2005	146,703	3,633,265	3,779,968
2006	101,144	3,441,811	3,542,955
2007	—	3,346,107	3,346,107
2008	—	3,283,677	3,283,677
Thereafter	—	25,854,108	25,854,108

	$464,677	$43,260,740	$43,725,417

6. Long-Term Debt

Long-term debt consisted of the following at September 30:

	2003	2002	2001
Senior Secured Construction Loan
Senior secured construction loan (unused capacity at September 30, 2003 of $4,460,000), currently requiring quarterly principal payments and monthly interest payments through the final maturity date (refer to paragraph below) at an annual rate equal to a LIBOR based rate plus 2.75 percent or a Prime based rate, plus .25 percent, at the Company’s option, which was 3.87 percent and 4.25 percent, respectively, plus an unused commitment fee of 0.375 percent per annum	$48,740,000	$54,840,000	$60,540,000
Subordinated Construction Loan
Subordinated construction loan requiring quarterly principal and interest payments through the final maturity date at an annual rate equal to 8.21 percent per annum	15,430,704	17,500,000	17,500,000
Promissory note payable to the Empire State Development Corporation, due April 1, 2011, interest at 4.0 percent per annum payable in 120 equal installments of principal and interest	196,526	218,558	239,728

	64,367,230	72,558,558	78,279,728
Less: Current maturities of long-term debt	(7,473,469)	(72,361,959)	(78,059,373)

	$56,893,761	$196,599	$220,355

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

September 30, 2003, 2002 and 2001

On August 28, 2003, the Company amended its loan agreement dated September 27, 1999. The amendment extended the additional borrowing period and the availability period on the Company’s Senior Construction loan from August 15, 2003 to October 28, 2004 and extended the availability period on the Company’s Subordinated Construction loan from August 15, 2003 to October 28, 2006. Accordingly, a portion of the outstanding debt has been reclassed to long-term for fiscal year 2003.

As of September 30, 2003, 2002 and 2001, a member of the Company held 42.71 percent, 37.5 percent and 37.5 percent, respectively, of the Senior Secured Construction loan, the letters of credit and the revolving credit facility (discussed in Note 7). The same member also holds all of the Subordinated Construction loans.

The aggregate maturities of long-term debt for each of the five fiscal years subsequent to September 30, 2003 are as follows:

2004	$7,473,469
2005	43,738,067
2006	1,396,685
2007	11,659,940
2008	26,918
Thereafter	72,151

$64,367,230

As part of its revolving credit facility, the Company also has an outstanding letter of credit facility in the amount of $1,000,000 at an annual rate of 2.5 percent and expiring April 2006. The Company also has available an additional letter of credit facility in the amount of $4,000,000 at an annual rate of 3.50 percent. The aggregate outstanding amount of Revolving Loans and Letters of Credit cannot exceed $25,000,000.

7. Revolving Credit Facility

The Company has available through April 2006 a line of credit with a syndicate of lenders in the amount of $24,000,000. The line of credit bears interest at an annual rate equal to a LIBOR based rate plus 3.50 percent or a Prime based rate plus 0.50 percent, at the Company’s option, which was 4.62 percent and 4.50 percent, respectively, plus an unused commitment fee of 0.375 percent per annum. The line of credit also contains a provision whereby the Company is subject to certain clean-up provisions on an annual basis. The Company has been in compliance with these provisions. The Company had outstanding borrowings in the amount of $12,380,000, $13,450,000 and $5,780,000 at September 30, 2003, 2002 and 2001, respectively.

8. Related Party Transactions

Legal Services

Certain legal costs were incurred from an organization affiliated with a number of members of approximately $868,000, $685,000 and $582,000 during 2003, 2002 and 2001, respectively. These amounts are included in operating expenses.

Management and Services

Certain members, or their affiliates, received management and services fees of approximately $232,000, $144,000 and $144,000 during 2003, 2002 and 2001, respectively. These amounts are included in operating expenses.

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

September 30, 2003, 2002 and 2001

Additionally, certain members, or their affiliates, received payments for goods and services of approximately $701,000, $610,000 and $330,000 during 2003, 2002 and 2001, respectively. In fiscal 2003, approximately $428,000 of the total $701,000 is included in cost of sales—products with the remaining balance in operating expenses. In fiscal 2002, approximately $414,000 of the total $610,000 was included in cost of sales—products with the remaining balance in operating expenses. For fiscal 2001, approximately all of these charges were included in cost of sales—products.

Financing Costs

Certain costs were incurred from a member, who is also a lender, for administrative fees of approximately $45,000, $56,000 and $53,000, principal payments in the amount of approximately $4,385,000, $2,138,000 and $1,313,000 and interest payments in the amount of approximately $2,507,000, $1,605,000 and $1,343,000 during 2003, 2002 and 2001, respectively. All amounts, excluding interest, are included in operating expenses.

Non-operating Mineral Interests (“NOMIs”)

Certain members receive NOMIs related to the acquisition of mineral rights of 2.5 percent of the gross income from the mine as reported for purposes of computing percentage depletion for federal income tax purposes. NOMI expense was approximately $1,695,000, $613,000 and $233,000 during 2003, 2002 and 2001, respectively. These amounts are included in cost of sales—products. The Company, to date, has been restricted from paying these amounts.

Mine Acquisition Costs

In order to obtain mineral rights and permits, certain costs were incurred and paid to members or their affiliates, for legal and consulting services. Costs paid to members amounted to $0, $18,000 and $21,000 in 2003, 2002 and 2001, respectively. These amounts were all capitalized.

9. Commitments and Contingencies

Engineering and Procurement Contract/Litigation

On October 30, 1998, the Company and Frontier-Kemper Constructors, Inc. and Flatiron Construction, LLC (“FKF”) entered into a fixed price, turnkey engineering, procurement and construction contract (the “EPC Contract”) to design and construct the Hampton Corners Mine for an estimated total contract value of approximately $73,303,000 as of September 30, 2001. The EPC Contract requires that facility acceptance of the Hampton Corners Mine occur by December 2000 and provides for liquidated damages and penalties to be paid to the Company in the event of, among other things, delays of facility acceptance. The construction period under the EPC Contract began in November 1998 and was substantially completed in December 2001. Facility acceptance has not yet occurred, making the EPC Contract thirty-five months late as of the date of this report. The Company estimates that liquidated damages due under the EPC Contract total at least $7,000,000 as of the date of this report.

The Company is currently involved in a dispute with FKF regarding FKF’s claim of a change in the scope of the EPC Contract. On September 24, 2001, FKF filed an amended complaint against the Company alleging breach of contract, fraud on the part of the Company in inducing FKF to enter into the EPC Contract, fraud relating to obtaining liquidated damages insurance for the construction project, and mutual and/or unilateral mistake resulting in a void or voidable contract. FKF also requested a declaratory judgment that they are entitled to abandon performance under the contract. The amount sought is $27,000,000 in alleged compensatory damages

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

September 30, 2003, 2002 and 2001

and $10,000,000 of alleged punitive damages. The Company moved to dismiss portions of the amended complaint, which motion was granted on September 11, 2002. The only claims that remain are FKF’s claims for breach of contract and a declaratory judgment. Among others, the claim for punitive damages has been dismissed. The Company also filed an action on December 27, 2001, against FKF, the insurers, the bonding company, and the brokers of certain liquidated damage insurance for losses sustained by the Company as a result of delayed contract completion by FKF, mismanagement, negligence, failure to provide required insurance policies, misrepresentations, etc. The exact amount of damages sustained by the Company is still being calculated, but the Company advises that the sum may exceed $35,000,000. FKF has moved to dismiss the Company’s counter claims. The Company has opposed this motion and cross-moved for partial summary judgment to dismiss FKF’s remaining contractually-based claims to the extent it failed to preserve its claims in accordance with the contractually mandated process for doing so, and also seeking partial summary judgment in the Company’s third-party claims with respect to liquidated damages insurance. As of September 30, 2003 no accrual has been recorded related to these lawsuits as the outcome of these lawsuits is not measurable or determinable. In connection with this dispute, on October 29, 2001, FKF filed a mechanics lien against the Hampton Corners Mine property which currently prevents facility acceptance.

Union Agreement

On October 30, 1998, the Company entered into a five-year labor agreement with the Paper, Allied-Industrial, Chemical & Energy Workers International Union, Local 1-0763, formerly known as the Oil, Chemical and Atomic Workers International Union and its Local 8-763. The labor agreement covers all hourly production and maintenance workers employed by the Company. On June 11, 2001, the labor agreement was extended for a period of two additional years and expires on October 29, 2005.

Livingston County IDA Assistance

On September 1, 1998, Livingston County Industrial Development Agency (“IDA”) approved the Payment-in-Lieu-of-Tax (“PILOT”) Agreement between the Company and the IDA. Under the terms of the Agreement, the Company receives abatements on a percentage of property taxes through 2031, exemption from mortgage taxes related to the financing of the mine and exemption from sales and use taxes otherwise payable on all purchases made to construct the mine. Under the agreement, the Company is required to maintain a staffing level of 124 full time or equivalent employees (“Full Time Employees”). If the Full Time Employees fall below 75 percent of 165 (124), the PILOT payments increase based on a pre-defined formula. The Company has 211 Full Time Employees as of September 30, 2003.

Electricity Supply Agreement with Rochester Gas and Electric Corporation

On October 28, 1998, the Company entered into a seven-year Individual Service Agreement with Rochester Gas and Electric Corporation (“RG&E”) which provides for RG&E to connect the mine to its system at no cost to the Company, with certain exceptions, and to supply electricity at 6.6 cents plus tax per kilowatt hour for the first five years and then an indexed rate in the following two years. The Company will have minimum take or pay obligations equal to $495,000 per year. For the years ended September 30, 2003 and 2002, the Company met the minimum requirement.

Transportation and Gas Service Agreement with New York State Electric and Gas Corporation

On December 31, 1998, the Company entered into a seven-year Transportation and Gas Service Agreement with New York State Electric and Gas Corporation (“NYSEG”) to purchase the transportation of natural gas

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

September 30, 2003, 2002 and 2001

energy commencing November 11, 1999. The Company is required to purchase the transportation of 585,000 therms per year. In the event that the requirement is not met, the Company is obligated to pay $.10 per therm for each therm under 585,000. The Company was required to pay approximately $25,000, $50,000 and $54,000 to meet its required minimums under this agreement during 2003, 2002 and 2001, respectively.

Sales Contracts

The Company has various salt sales contracts which include specific performance provisions governing delivery and product specification. For fiscal 2003, the Company paid $442,000 in penalties related to delivery and product specification shortfalls, caused primarily by significantly greater demand than had been anticipated. No such penalties were paid for fiscal years 2002 or 2001. As of September 30, 2003, the Company was committed to supply approximately 2.8 million tons of inventory per accepted bid contracts. While the Company has significantly increased its rail car fleet and production capacity, it could nonetheless be subject to future penalties in the event it fails to meet its performance requirements. The amount of such performance penalties, if any, would be dependant upon failure to perform and factors such as weather patterns and resultant product demand in the Company’s geographic markets and as a result cannot be estimated.

Rail Agreements

The Company has agreements with rail carriers for the transportation of its rock salt. These agreements have minimum usage requirements that obligate the Company to pay, in the aggregate, a minimum of $1.9 million per annum. In 2002 and 2001, the Company was required to pay $150,000 and $0 under these agreements due to the shortfall of minimum usage requirements in year one of the agreement. In 2003, the Company met its minimum usage requirements. The current agreements expire in 2006. Based on current projections, the Company expects to meet the minimum usage requirements for the remainder of the agreement.

10. Grants/Assistance

The Company is entitled to various grants from various governmental agencies to provide for financial assistance for construction of certain facilities. The Company is reimbursed for allowable costs incurred under the grants. The following grant activity occurred during 2003:

Industrial Access Project

The Industrial Access Project allows for the reimbursement of monies expended for the acquisition of property, and the design and construction of highway, bridge, and rail freight projects related to industrial access with such access also including improvements that would benefit the agriculture industry. The agreement provides for up to $3,300,000 in assistance. As of September 30, 2002, reimbursable expenditures of $3,300,000 had been incurred and $3,044,000 received for construction related to the activities described above. In November 2002, the remaining proceeds of approximately $256,000 were received by the Company.

Empire State Development

This grant provides for up to $2,100,000 of assistance for the acquisition of new machinery and equipment and to otherwise reduce overall costs of the mine expansion and reclamation project. There is also available, infrastructure assistance up to $500,000 in the form of a $250,000 grant and a $250,000 loan at 4%, with a term of ten years. Eligible costs under the infrastructure assistance include access roads, paving, parking, site preparation, water and sewer lines and other basic infrastructure improvements. As of September 30, 2002, all monies eligible have been received by the Company.

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

September 30, 2003, 2002 and 2001

The Company also has available a Job Development Authority Financing (“JDA”) loan in the amount of $1,500,000 for which the Company can purchase certain items of machinery and equipment, acquired for and not appraised at less than $3.75 million. The financing has a taxable interest rate, currently at a variable rate of 7.20% and a term of up to ten years or the useful life of the collateral, whichever is less. The Company is also entitled to an interest rate subsidy grant of up to $300,000 which could be applied to reduce the interest rate for five years on the above referenced JDA loan or another approved loan provided for this project by a private sector lending institution. As of September 30, 2003, there were four remaining quarterly subsidiary interest proceeds which have not been applied for.

11. Employee Benefit Plan

The Company administers a 401(k) defined contribution plan covering substantially all employees. Total expense related to the employer matching contribution was approximately $173,000, $110,000 and $77,000 in 2003, 2002 and 2001, respectively.

12. Accounting Pronouncements

In November 2002, the FASB published Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of Statements No. 5, Accounting for Contingencies, No. 57, Related Party Disclosures, and No. 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FASB Interpretation No 34, Capitalization of Interest Costs, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its financial statements. The Company will adopt the recognition and measurement provisions of Interpretation No. 45, as applicable, in the fiscal year beginning October 1, 2003. Management does not believe the adoption will have a significant impact on the Company’s financial statements.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“VIE’s”). Until now a company generally included another entity in the consolidated financial statements only if it controlled the entity through voting interests. The FASB determined that this approach was not effective in identifying controlling financial interests in entities that are controlled through means other than voting interests, or in which the equity investors do not bear the residual economic risks and rewards of ownership. The Interpretation requires a variable interest entity to be consolidated by a company if that company is the “primary beneficiary” of that entity. The primary beneficiary is normally the entity that derives the majority of the VIE’s residual losses or returns, or both. The consolidation requirements of the Interpretation apply immediately to VIE’s created after January 31, 2003 and apply to previously established entities in the first period beginning after June 15, 2003. In December 2003, the FASB approved a partial deferral of the adoption of the Interpretation and expects to issue FIN 46-R by the end of 2003. Under the new Interpretation, the Company will not be required to adopt FIN 46 but will be required to adopt FIN 46-R as of the beginning of the first interim or annual reporting period beginning after December 15, 2004. For entities created after December 31, 2003, the Company will apply the provisions of FIN 46-R as of the date it first becomes involved with the respective entities. Management is evaluating one related party leasing arrangement, but it does not believe the adoption will have a significant impact on the Company’s financial statements.

AMERICAN ROCK SALT COMPANY LLC

AMERICAN ROCK SALT COMPANY LLC

BALANCE SHEETS

(Dollars in Thousands)

	June 30, 2004	September 30, 2003
	(unaudited)
Assets
Current assets
Cash and equivalents	$6,591	$9,097
Restricted cash	664	—
Accounts receivable, net of reserve for doubtful accounts of approximately $44 and $100 in 2004 and 2003, respectively	690	6,053
Inventory	14,816	19,982
Prepaid expenses	991	646

Total current assets	23,752	35,778
Property and equipment, net	74,748	77,745
Other assets
Salt deposits and mineral rights, net	2,657	2,022
Mine acquisition costs, net	396	402
Financing costs, net of accumulated amortization	7,275	425

Total other assets	10,328	2,849

	$108,828	$116,372

Liabilities and Members’ Equity
Current liabilities
Revolving line of credit	$—	$12,380
Current portion of long-term debt	23	7,473
Accounts payable	2,016	2,057
Accrued expenses	5,198	3,814
Mine construction retention	4,160	4,160
Related party payables	192	2,946

Total current liabilities	11,589	32,830
Long-term debt, net of current portion	100,156	56,894

Total liabilities	111,745	89,724
Members’ equity
Class A Units 6,250 units issued and outstanding at June 30, 2004 and September 30, 2003	(960)	8,766
Class F Units 12,750 units issued and outstanding at June 30, 2004 and September 30, 2003	(1,957)	17,882

	(2,917)	26,648

	$108,828	$116,372

The accompanying notes are an integral part of these interim financial statements.

AMERICAN ROCK SALT COMPANY LLC

STATEMENTS OF OPERATIONS

(Dollars in Thousands)

(Unaudited)

	For the three months ended		For the nine months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Sales
Bulk	$2,916	$3,240	$88,741	$86,504
Packaged	—	17	2,744	2,566

Total sales	2,916	3,257	91,485	89,070

Cost of sales
Freight and handling	899	1,598	40,282	40,335
Products	1,162	1,418	26,423	26,644

	2,061	3,016	66,705	66,979

Gross income	855	241	24,780	22,091
Operating expenses	1,389	1,501	4,787	4,270

Income (loss) from operations	(534)	(1,260)	19,993	17,821

Other income (expense)
Interest expense	(2,712)	(927)	(5,298)	(3,301)
Other interest	—	—	(2,679)	—
Interest income	26	11	118	48
Other financing charges	(4)	(25)	(308)	(34)
Other, net	1	6	9	69

Total other expense, net	2,689	(935)	(8,158)	(3,218)

Net income (loss)	$(3,223)	$(2,195)	$11,835	$14,603

The accompanying notes are an integral part of these interim financial statements.

AMERICAN ROCK SALT COMPANY LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

(Dollars in Thousands)

(Unaudited)

	Class A Units	Class F Units	Total
Members’ equity—September 30, 2003	$8,766	$17,882	$26,648
Net income	3,893	7,942	11,835
Distribution to Members	(13,619)	(27,781)	(41,400)

Members’ equity—June 30, 2004	$(960)	$(1,957)	$(2,917)

The accompanying notes are an integral part of these interim financial statements.

AMERICAN ROCK SALT COMPANY LLC

STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	For the nine months ended
	June 30, 2004	June 30, 2003
Cash flows from operating activities
Net income	$11,835	14,603
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	4,581	4,401
Depletion	44	13
Amortization of mine acquisition and financing costs	632	101
Loss on sale or disposal of equipment	(7)	—
Changes in
Accounts receivable	5,363	(961)
Inventory	5,166	12,049
Prepaid expenses and other assets	(345)	275
Accounts payable	(41)	(1,641)
Accrued expenses	1,384	143

Net cash provided by operating activities	28,612	28,983

Cash flows from investing activities
Proceeds on sale or disposal of equipment	25	—
Purchase of property and equipment	(1,602)	(1,528)
Purchase of salt deposits and mineral rights	(673)	—

Net cash used by investing activities	(2,250)	(1,528)

Cash flows from financing activities
Repayments on long-term debt	(64,188)	(3,081)
Payment of financing costs	(7,482)	—
Borrowings on revolving line of credit	5,430	7,930
Repayments on revolving line of credit	(17,810)	(21,380)
Issuance of senior secured notes	100,000	—
Distribution to Members	(41,400)	—
Increase in Restricted Cash	(664)	—
(Repayments) borrowings of related party payables	(2,754)	1,241

Net cash used by financing activities	(28,868)	(15,290)

Net increase in cash and equivalents	(2,506)	12,165
Cash and equivalents—beginning of period	9,097	2,502

Cash and equivalents—end of period	6,591	14,667

Supplemental Disclosure of Cash Flow Activities
	For the nine months ended June 30, 2004	For the nine months ended June 30, 2003
Cash paid for interest	$4,408	$2,397

The accompanying notes are an integral part of these interim financial statements.

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

Unaudited

1. The Company

American Rock Salt Company LLC (the “Company”) primarily sells bulk rock salt for use in deicing roads. The Company bids on supply contracts for salt produced at the Hampton Corners Mine to be provided to state Departments of Transportation and local municipalities as well as industrial consumers throughout the Northeastern United States. The Company was formed on January 30, 1997. Construction of the Hampton Corners Mine began in November 1998 and it was substantially completed in December 2001. The Company steadily increased sales as production and distribution capacity came online during a ramp-up phase in fiscal 2001 and 2002. The Company attained full operating capacity during fiscal 2003.

2. Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim unaudited financial statements should be read in conjunction with the audited financial statements for the fiscal year ended September 30, 2003 included in the Company’s Offering Circular dated March 5, 2004, relating to the Company’s offering of its 9 1/2% senior secured notes due 2014. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation, have been included. Operating results for the three- and nine-month periods ended June 30, 2004 are not indicative of the results that may be expected for a full year due, in part, to seasonal fluctuations, which are normal for the Company’s business. Further, the Company has made a number of estimates and assumptions relating to the assets and liabilities, the disclosure of contingent assets and liabilities and the reporting of revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

The balance sheet at September 30, 2003 has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

No provision is made for income taxes in the accompanying financial statements as the Company is a limited liability company that elected partnership status. The taxable income or loss and any available credits of the Company are includable on the individual income tax returns of the members.

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

Unaudited

3. Long-Term Debt

Long-term debt consisted of the following at:

	June 30, 2004	September 30, 2003
Senior Secured Construction Loan	$—	$48,740,000

Senior Secured Notes
Senior Secured Notes at June 30, 2004 of $100,000,000, currently requiring semiannual interest payments through the final maturity date of March 15, 2014 at an annual rate of 9.50%. Prior to March 15, 2007, 35% of the aggregate principal amount of the notes at the established price plus accrued and unpaid interest may be redeemed at 109.5%. Some or all of the notes may be redeemed at any time prior to March 15, 2009 at a make-whole redemption price. After March 15, 2009, the notes are redeemable at a redemption price of 104.75%, to be adjusted annually to 100% by March 15, 2012	100,000,000	—

Subordinated Construction Loan	—	15,430,704

Promissory note payable to the Empire State Development Corporation, due April 1, 2011, interest at 4.0% per annum payable in 120 equal installments of principal and interest	179,415	196,526

	100,179,415	64,367,230
Less: Current maturities of long-term debt	(23,624)	(7,473,469)

	$100,155,791	$56,893,761

On March 17, 2004, the Company completed the refinancing of its existing debt structure. As of September 30, 2003, the Company had outstanding borrowings of $12.4 million under its then existing working capital line of credit and $64.2 million under its then existing senior and subordinated construction loans. On March 17, 2004, the Company repaid all of its existing indebtedness other than a $0.2 million subordinated note with the proceeds of its new financing which comprised: $100.0 million principal amount 9.5% senior secured notes with a maturity date of March 15, 2014, and a new bank facility in the aggregate principal amount of $62.1 million, consisting of: (a) a $32.1 million term loan facility, and (b) a $30.0 million working capital facility. Both the term loan and the working capital facility currently bear interest at an annual rate equal to the LIBOR rate plus up to 3.5%, based on a pricing grid leverage ratio or a base rate (the higher of the Federal Funds Rate plus 0.50% or the prime rate plus the applicable margin for base rate loans), at the Company’s option.

The term loan facility is currently used to support the ongoing litigation with the contractor of the mine facility. More specifically, the lenders facilitated the issuance, at closing, of a $32.1 million letter of credit, which may be drawn against for purposes of the litigation. Upon conclusion of the litigation, the letter of credit facility will convert to a term loan. As of June 30, 2004, no monies were drawn against the $32.1 million letter of credit. The letter of credit facility currently bears an interest rate of 3.125% and if the term loan facility were outstanding, it would bear an interest rate of 4.94%.

The working capital facility permits the Company to borrow up to $30.0 million in revolving loans with a $7.0 million sub-limit available for the issuance of letters of credit. Availability of the working capital facility is subject to a borrowing base formula. As of June 30, 2004, the Company had $0.0 million drawn and $4.0 million of standby letters of credit outstanding under the working capital facility, with approximately $4.1 million of remaining availability thereunder. The aggregate outstanding amount of revolving loans and letters of credit under the new financing arrangement cannot exceed $30.0 million and if outstanding would bear an interest rate of 4.94%.

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

Unaudited

4. Related Party Transactions

Legal Services

Certain legal costs were incurred from an organization affiliated with a member of approximately $246,000 and $241,000 during the three months ended, and $1,001,000 and $591,000 for the nine months ended June 30, 2004 and 2003, respectively. With respect to the fees incurred in the third quarter of fiscal 2004, a total of $236,000 were included in operating expenses and $10,000 have been capitalized on the balance sheet in other assets-financing costs.

Goods and Services

Certain members, or their affiliates, received management and service fees of approximately $74,000 and $36,000 during the three months ended, and $221,000 and $183,000 for the nine months ended June 30, 2004 and 2003, respectively. These amounts are included in operating expenses.

Additionally, certain members, or their affiliates, received payments for goods and services of approximately $201,000 and $237,000 during the three months ended, and $1,266,000 and $523,000 for the nine months ended June 30, 2004 and 2003, respectively.

Financing Costs

Certain costs were incurred from a member which was, until the refinancing, also a lender, for administrative fees of approximately $94,000 and $45,000, principal payments of approximately $15,278,000 and $563,000, interest payments of approximately $848,000 and $1,082,000, and prepayment penalties of $1,925,000 and $0 for the nine months ended June 30, 2004 and 2003, respectively. No such amounts were incurred during the three months ended June 30, 2004 or 2003. This lender was paid off in full with the amounts described above. All amounts, excluding interest and prepayment penalties, are included in operating expenses.

Certain costs were incurred from an affiliate of a member for financial advisory fees of approximately $138,000 and $0 for the three months ended, and $1,759,000 and $0 for the nine months ended June 30, 2004 and 2003, respectively. This amount is recorded as an asset on the balance sheet in other assets—financing costs, and will be amortized to interest expense over the life of the related debt.

Non-operating Mineral Interests (“NOMIs”)

Certain members receive NOMIs related to the acquisition of mineral rights equal to 2.5 percent of the gross income from the mine as reported for purposes of computing percentage depletion for federal income tax purposes. NOMI expense was approximately $0.05 million and $0.09 million during the three months ended, and $2.06 million and $1.40 million for the nine months ended June 30, 2004 and 2003, respectively. These amounts are included in cost of sales—products.

5. Commitments and Contingencies

Engineering and Procurement Contract/Litigation

The Company is involved in litigation with Frontier-Kemper Constructors, Inc. and Flatiron Structures LLC (together, the “EPC Contractor” or “FKF”) whom the Company engaged to design and construct its mine facility.

AMERICAN ROCK SALT COMPANY LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

Unaudited

The contract required that acceptance of the mine occur by December of 2000 and provided for liquidated damages and penalties to be paid to the Company in the event of unexcused delays. The facility was substantially completed in December of 2001 and facility acceptance has not yet occurred. The Company estimates that liquidated damages due the Company under its contract and/or by reason of the contractor’s failure to obtain insurance for such damages total at least $7.0 million. The EPC Contractor has filed suit against the Company claiming a change in the scope of the contract and alleging breach of contract, fraud and mistake resulting in a void or voidable contract. The EPC Contractor sought $27.0 million in alleged compensatory damages and $10.0 million in punitive damages. The Company’s motion to dismiss portions of the EPC Contractor’s complaint was granted in September of 2002 and the only claims that remain are the EPC Contractor’s claims for breach of contract and declaratory judgment (for which punitive damages do not apply). The Company also filed an action in December of 2001 against the EPC Contractor, the insurers, the bonding company and the brokers, claiming, among other things, liquidated damages, mismanagement, negligence, failure to provide required insurance and misrepresentation. The losses claimed against the EPC Contractor in this litigation may exceed $35.0 million. The two actions have been consolidated in a single action. The Company has moved for summary judgment on a number of major issues, which if successful would substantially limit the EPC Contractor’s remaining claims. The EPC Contractor has moved to dismiss or limit the damages recoverable by the Company in its countersuit. While the Company intends to vigorously defend the action commenced by the EPC Contractor and to prosecute its claims, no assurance can be given as to the outcome of this litigation. No accrual has been recorded related to these claims. In connection with this dispute, FKF had filed a $29.0 million mechanics lien against the Hampton Corners Mine property. The Company successfully discharged the lien via a surety bond posted for 110% of the lien amount, with the obligation for such surety bond secured by a $32.1 million letter of credit obtained as part of its new financing arrangement.

6. Accounting Pronouncements

In November 2002, the FASB published Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The adoption of this pronouncement as of October 1, 2003 had no impact on the Company’s financial statements.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“VIEs”). Previously, a company generally included another entity in the consolidated financial statements only if it controlled the entity through voting interests. The FASB determined that this approach was not effective in identifying controlling financial interests in entities that are controlled through means other than voting interests, or in which the equity investors do not bear the residual economic risks and rewards of ownership. The Interpretation requires a variable interest entity to be consolidated by a company if that company is the “primary beneficiary” of that entity. The primary beneficiary is normally the entity that derives the majority of the VIE’s residual losses or returns, or both. The effective date for FIN 46 was deferred until the beginning of the first interim or annual reporting period beginning after March 15, 2004. Adoption of FIN 46 did not have any impact on the Company’s financial statements.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Until December 27, 2004, all dealers effecting transactions in the exchange notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

AMERICAN ROCK SALT COMPANY LLC

Offer to Exchange $100,000,000 aggregate

principal amount at maturity of our

9 1/2% Senior Secured Notes due 2014

which have been registered under the

Securities Act of 1933, as amended, for

any and all of our outstanding 9 1/2%

Senior Secured Notes due 2014.

PROSPECTUS

September 28, 2004